AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2000
                                                     REGISTRATION NO. 333-41194

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ------------------
                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ------------------
                                INFORMAX, INC.
            (Exact name of registrant as specified in its charter)

                  DELAWARE                        7371                    56-1687783
    (State or other jurisdiction of   (Primary Standard Industrial      (IRS Employer
     incorporation or organization)    Classification Code Number)   Identification No.)

                              ------------------

   6010 EXECUTIVE BOULEVARD, 10TH FLOOR, ROCKVILLE, MD 20852, (301) 984-2206 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOSEPH E. LEHNEN
                            CHIEF FINANCIAL OFFICER
                     6010 EXECUTIVE BOULEVARD, 10TH FLOOR
                              ROCKVILLE, MD 20852
                                (301) 984-2206
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)

                              ------------------
                                   COPIES TO:

              MICHAEL J. SILVER                 JEFFREY E. COHEN
           Hogan & Hartson L.L.P.               Coudert Brothers
    111 S. Calvert Street, Suite 1600     1114 Avenue of the Americas
             Baltimore, MD 21202               New York, NY 10036
             (410) 659-2700                      (212) 626-4400

                              ------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2000


PRELIMINARY PROSPECTUS

                               5,000,000 SHARES

                               [GRAPHIC OMITTED]


                                  COMMON STOCK
                              ------------------

     This is an initial public offering of 5,000,000 shares of common stock of InforMax, Inc. We are selling all of the shares of common stock offered under this prospectus.


     We expect the public offering price for our common stock to be between $14.00 and $16.00 per share. There is currently no public market for our common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "INMX."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ------------------

                                                     PER SHARE       TOTAL
                                                    -----------   ----------
Public offering price ...........................     $            $
Underwriting discounts and commissions ..........     $            $
Proceeds to InforMax, Inc. ......................     $            $

                              ------------------

     We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount.

     The  underwriters  are severally underwriting the shares being offered. The
underwriters  expect to deliver the shares in New York, New York on      , 2000.

                              ------------------

BEAR, STEARNS & CO. INC.

                          U.S. BANCORP PIPER JAFFRAY

                                                   ADAMS, HARKNESS & HILL, INC.

                  The date of this prospectus is        , 2000

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

[At the top of the page of the inside front cover appears numerous series of the letters "C," "A," "G" and "T" in varied order, size, shade and color, including red, blue, green and white. The letters are surrounded by and overlay various numbers, preceded by "+" signs. The numbers and letters appear as if they are rapidly moving horizontally across the page. Beneath the graphic appears the caption, "From Data to Knowledge."]

[The bottom third of the page along the right side begins with the word "InforMax" in black and InforMax's greenish-blue, Double Helix Logo Design above "High-Throughput Research(TM)."

[Along the top left third of the inside two-page gatefold appears numerous series of the letters "C," "A," "G" and "T" in varied order, size, shade and color, including red, blue, green and white. The letters are surrounded by and overlay various numbers, preceded by "+" signs. The numbers and letters appear as if they are rapidly moving horizontally across the page. Running through the middle of the graphic is a green horizontal line with various vertical lines branching out above and below the horizontal line. The vertical lines end in bullets with the following words appearing next to the bullets, from left to right alternatively above and below the green horizontal line: "Customer Databases," "Online Data," "Integration of Data Types," "Our ResearchLogic(TM) Interface," "Java Framework," "Analysis," "Customized Data Presentation" and "Collaboration." Perpendicular to the green horizontal line, at the far left end of the graphic above the green horizontal line is the word "Input" in red font with an arrow pointing to the phrase "Experimental Data" preceded by a blue bullet appearing below the green horizontal line. Perpendicular to the green horizontal line, at the far right end of the graphic above the green horizontal line is the word "Results" in red font with an arrow pointing to "Knowledge," "Productivity," and "Products," each preceded by a blue bullet appearing below the green horizontal line.]

[Along the bottom two thirds of the two page gatefold on the left side is the caption "GenoMax," above three pictures of computer screens, one for each of "BLAST Results View," "Molecule View," and "Array Analysis View." Beneath that is the phrase "Enterprise Bioinformatics System for High-Throughput Research" in a less bold style. On the right side is the caption "Vector NTI Suite," above three pictures of computer screens for each of "Molecule View," "AlignX(TM)" and "ContigExpress.(TM)" Beneath that is the phrase "Desktop Software for Integrated Sequence Analysis and Data Management" in a less bold style.]

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere in this prospectus before making an investment decision. You should also consider the information discussed in "Risk Factors."

OUR BUSINESS

     We  are  a  leading  global  provider  of bioinformatic software solutions.
Bioinformatics involves the application of information technology to the analysis of genomic, proteomic and other biomolecular data. Genomics is the study of an organism's genes, and proteomics is the study of proteins and their role in particular diseases. Our bioinformatic software solutions are designed to enable researchers to more efficiently organize, share, analyze and interpret these data that form the genetic blueprint of all organisms.


     We believe that our position as a leading global provider of bioinformatic software is based upon the number of our customers, our revenues and the size of our organization. Since introducing our Vector NTI Suite of software applications for desktop computers in 1993, we have sold our products to over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural biotechnology companies, and over 800 academic and government research institutions. Our customers include:


       o Merck & Company,
       o Genzyme Corporation,
       o Procter & Gamble,
       o Johnson & Johnson,
       o Bristol-Myers Squibb,
       o Pfizer,
       o AstraZeneca,
       o Diversa Corporation,
       o Novartis Agribusiness Biotechnology Research,
       o the Whitehead Institute for Biomedical Research,
       o Massachusetts Institute of Technology,
       o University of Tokyo, and
       o the National Institutes of Health.

     Our principal software products are our Vector NTI Suite for desktop computers and our more powerful and expensive GenoMax enterprise platform for a network of computers linked together for sharing data and computation. Driven primarily by increased sales of Vector NTI Suite and the introduction of GenoMax in late 1998, our products and complementary services generated $10.0 million in revenues in 1999, representing a four-year compound annual growth rate of 105%, and a 143% increase over 1998.


     Building on our existing market penetration, we intend to grow our business through increased software sales and add new revenue through professional services, content channeling and distribution alliances and e-commerce offerings. In August 2000, we entered into a long-term strategic relationship with Amersham Pharmacia Biotech, a subsidiary of Nycomed Amersham, to jointly develop and market an expanded version of GenoMax to provide an enterprise-wide data analysis system for pharmaceutical and biotechnology companies, for integrating and analyzing data from genomics, proteomics and drug screening production laboratories.


     As of September 27, 2000, we employed 205 people, including a sales and marketing team of 54, a research and product development team of 95 and an implementation and support staff of 25.

     As of June 30, 2000, we had an accumulated deficit of $8.2 million and a net loss of $6.1 million for the six months ended June 30, 2000.

OUR MARKET OPPORTUNITY

     Around the world, researchers in industry, academia, and government are producing vast quantities of biomolecular data. In June 2000, the Human Genome Project and Celera Genomics jointly announced that they had assembled the world's first working draft of the entire human genetic code, consisting of approximately 3.12 billion nucleotide bases, the chemical subunits that make up DNA.

     A central problem now facing researchers is how to organize, integrate, analyze, visualize and interpret these complex and rapidly growing data sets to achieve breakthroughs in:

     o disease diagnosis, treatment and prevention,

     o agricultural production,

     o environmental management, and

     o industrial processes.

Bioinformatic software provides tools for researchers to address this problem. We believe that the current and future markets for bioinformatic software products include all of the industries participating in the genomic revolution, including:

     o pharmaceutical and biotechnology companies;

     o academic and government research institutions;

     o agricultural, environmental and industrial biotechnology companies; and

     o emerging clinical genomics companies.

     An August 2000 independent industry report by Front Line Strategic Management Consulting estimates the world-wide bioinformatics market, consisting of sales by providers of analytical software, enterprise systems and data, at approximately $468 million in 2000, growing to approximately $2.0 billion in 2005 and approximately $5.4 billion in 2010. We believe that this growth is being driven by the rapid increase in biomolecular data and by organizations increasingly turning to external vendors of bioinformatic software solutions so that they can focus on their core research competencies.

OUR SOLUTION

     To meet the challenges and market opportunities presented by the genomic revolution, we develop and deliver to our customers a portfolio of proprietary bioinformatic software products and complementary services. Our software products are flexible, scalable and are designed to integrate with one another. Our software allows researchers to incorporate, directly, or through the Internet, customer and third party analytical algorithms and data sets. Our current and announced product portfolio includes:

   o Vector   NTI   Suite,   a   comprehensive  desktop  sequence  analysis  and
     visualization tool for the laboratory scientist engaged in genomic and protein sequence research.

   o Vector Enterprise, an enhancement to the Vector NTI Suite that incorporates a common relational database, allowing multiple users to share data and results in a secure environment. Vector Enterprise is scheduled for commercial launch in the third quarter of 2000.


   o GenoMax, a large-scale modular, enterprise-wide data mining and analysis application designed for a coordinated effort by a diverse team of scientists within or across commercial, academic or government research institutions. As of September 27, 2000, we have made 20 GenoMax enterprise sales.

OUR ADVANTAGES

     We believe that our competitive advantages will allow us to continue to be a global leader in bioinformatic software solutions:

     o Superior products and a broad product portfolio;

     o Superior bioinformatic engineering staff;

     o Large existing customer franchise;

     o Vector NTI Suite's market penetration, which creates opportunities for new products and business lines; and

     o Superior sales and marketing capabilities.

OUR STRATEGY

     Our goal is to become the leading provider of bioinformatic software solutions and establish our products as the effective industry standard. Elements of our strategy to achieve these goals include:

     o Expand our customer franchise through sales of Vector NTI Suite;

     o Build on Vector NTI Suite's market penetration to establish GenoMax as the leading enterprise platform;

     o Leverage our customer base for new business lines, including professional services, content channeling and distribution alliances and e-commerce opportunities;

     o Enhance and expand our technology;

     o Establish strategic relationships to maximize our revenues; and

     o Engage in acquisitions and strategic investments.

OUR OFFICES

     InforMax, Inc. was incorporated in Delaware in May 1990. Our principal office is located at 6010 Executive Blvd., 10th Floor, Rockville, Maryland
20852.   Our   telephone   number   is   (301)   984-2206.   Our   website   is
www.informaxinc.com. The information found on our website is not part of this prospectus.

                                 THE OFFERING


Common stock offered by us .................................   5,000,000 shares
Common stock to be outstanding after this offering .........   18,657,720 shares
Use of proceeds ............................................   We will use the net
                                                               proceeds of this offering for
                                                               acquisitions, joint ventures
                                                               and collaborative
                                                               arrangements; research and
                                                               development; increased
                                                               sales and marketing efforts;
                                                               and working capital and
                                                               other general corporate
                                                               purposes.
Proposed Nasdaq National Market symbol .....................   "INMX"



     The above information is based on our shares outstanding as of September 27, 2000 and excludes:

     o 13,584,645 shares issuable upon exercise of common stock options outstanding, including 5,054,542 options issued under our equity incentive compensation plan, at a weighted average exercise price of $1.402 per share, (including 643,340 options granted on September 27, 2000 at an exercise price of $15.00 per share) and


     o outstanding warrants to purchase 40,080 shares of our common stock.

     Unless otherwise indicated, the information in this prospectus reflects the following corporate actions, each effected on September 11, 2000:

     o a 1.67 for 1 split of our common stock;

     o the reduction of our common stock's par value from $0.01 per share to $0.001 per share;

     o the conversion of all outstanding shares of our non-voting common stock into common stock; and

     o an increase in our authorized capital stock to 100 million shares of common stock and 20 million shares of preferred stock.

     Unless otherwise indicated, the information in this prospectus assumes:

     o the filing of our amended and restated certificate of incorporation, to be effected immediately prior to the closing of this offering, making such changes as are described elsewhere in this prospectus, and the amendment of our bylaws;

     o the automatic conversion of all outstanding shares of Series A and Series B redeemable convertible preferred stock into common stock immediately prior to the closing of this offering; and

     o no exercise by the underwriters of their option to purchase additional shares of stock in this offering to cover over-allotments, if any.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth a summary of our consolidated financial and certain operating data for the periods presented. The information in the table should be read together with our consolidated financial statements and related notes and with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.


                                                                                                               SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                           JUNE 30,
                                               --------------------------------------------------------   --------------------------
                                                  1995      1996       1997         1998          1999        1999          2000
                                               ---------- -------- ------------ ------------ ----------   ------------ -------------
                                                                                                                 (UNAUDITED)
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)


STATEMENTS OF OPERATIONS DATA:
Revenues:
  Software license and customer support          $  166    $  382    $  1,335     $  2,732     $   7,277    $  3,322     $   4,855
  Professional services ......................      403       636         867        1,394         2,737       1,159         1,655
                                                 ------    ------    --------     --------     ---------    --------     ---------
   Total revenues ............................      569     1,018       2,202        4,126        10,014       4,481         6,510
Gross profit .................................      405       690       1,448        2,855         7,997       3,604         5,397
Operating expenses:
  Selling, general and administrative (1)           195       507       1,075        2,476         7,000       2,397         7,565
  Research and development (2) ...............      165       161         365        1,162         2,597       1,129         2,471
  Stock based compensation ...................       22        --         211           18           138          27           975
  Depreciation and amortization ..............       --         3          18           94           273          89           343
                                                 ------    ------    --------     --------     ---------    --------     ---------
   Total operating expenses ..................      382       671       1,669        3,750        10,008       3,642        11,354
Income (loss) from operations ................       23        19        (221)        (895)       (2,011)        (38)       (5,957)
Net income (loss) ............................   $   22    $    4    $   (134)    $   (567)    $  (1,315)   $    (82)    $  (6,069)
Net income (loss) applicable to common
  shares .....................................   $   22    $    4    $   (134)    $   (567)    $  (1,491)   $    (82)    $  (6,237)
Basic net income (loss) applicable per
  common share (3) ...........................   $ 0.01    $   --    $  (0.04)   $   (0.16)    $   (0.38)  $   (0.02)    $   (1.18)
Diluted net income (loss) applicable per
  common share (3) ...........................   $ 0.01    $   --    $  (0.04)   $   (0.16)    $   (0.38)  $   (0.02)    $   (1.18)


-----------
(1) Selling, general and administrative expenses excludes stock based compensation of $21,916, $-0-, $76,189, $-0-, $111,019, $9,643, and
    $845,741  for  the years ended December 31, 1995, 1996, 1997, 1998, and 1999 and  the  six months ended June 30, 1999 and 2000 (unaudited), respectively.


(2) Research and development expenses excludes stock based compensation of $-0-, $-0-, $134,506, $17,782, $27,166, $16,748, and $128,874 for the
    years ended December 31, 1995, 1996, 1997, 1998, and 1999 and the six months ended June 30, 1999 and 2000 (unaudited), respectively.

(3) As  restated  for  the  unaudited  six month period ended June 30, 2000, see
    Note 6 to the consolidated financial statements.

     Following is certain supplemental information for the period presented:


                                                                               SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  JUNE 30,
                              ----------------------------------------------- -------------------
                               1995     1996      1997      1998      1999       1999      2000
                              ------ --------- --------- --------- ---------- --------- ---------
                                                                                  (UNAUDITED)
                                (IN THOUSANDS, EXCEPT NUMBER OF VECTOR NTI SUITE
                                LICENSES BOOKED AND NUMBER OF GENOMAX SALES BOOKED)
Revenue Bookings ............  $569   $1,033    $2,561    $5,571    $10,007    $4,224    $8,994
No. of Vector NTI Suite
  Licenses Booked
  (cumulative from 1993).....   331      727     1,399     3,083      6,271     4,094     9,271
No. of GenoMax Sales
  Booked (cumulative
  from 1998) ................    --       --        --         2          8         5        16


     Revenue bookings represent all contracted sales of products and services.

     The balance sheet data below sets forth a summary of our consolidated balance sheet at June 30, 2000:

     o on an actual basis;

     o on a pro forma basis to give effect to the issuance of Series B redeemable convertible preferred stock after June 30, 2000, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock immediately prior to the closing of this offering, and the conversion of all outstanding shares of our non-voting common stock into common stock effected on September 11, 2000; and

     o on a pro forma as adjusted basis to give effect to the issuance of Series B redeemable convertible preferred stock after June 30, 2000, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock immediately prior to the closing of this offering, the conversion of all outstanding shares of our non-voting common stock into common stock effected on September 11, 2000, and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the offering range, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

                                                                   AS OF JUNE 30, 2000
                                                        -----------------------------------------
                                                                       (UNAUDITED)
                                                                                     PRO FORMA AS
                                                           ACTUAL      PRO FORMA       ADJUSTED
                                                        -----------   -----------   -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ...........................    $  2,091       $12,091        $80,641
Working capital (deficit) ...........................      (1,283)        8,717         77,267
Total assets ........................................      10,109        20,109         88,659
Total debt ..........................................       3,556         3,556          3,556
Redeemable convertible preferred stock ..............       4,263            --             --
Common stock and additional paid-in capital .........       6,269        20,532         89,082
Stockholders' equity (deficit) ......................      (3,449)       10,814         79,364

     See our consolidated financial statements and notes included elsewhere in this prospectus for a description of the computation of the net loss per common share and the number of shares used in the per share calculations in the statement of operations data above.

                                 RISK FACTORS

     You should carefully consider the following risks before you decide to buy our common stock. Our business, financial condition and operating results may suffer if any of the events described in the following risk factors actually occur. If any of the events we have identified occur, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock in this offering.

                         RISKS RELATED TO OUR BUSINESS

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL ADVANCES AND DEVELOPMENTS NOW OCCURRING IN BIOINFORMATIC SOFTWARE. IF WE ARE UNABLE TO DO SO, OUR PRODUCTS AND SERVICES WILL BE LESS ATTRACTIVE TO CUSTOMERS AND OUR REVENUES AND COMPETITIVE POSITION WILL SUFFER.

     The market for our products and services is in the midst of rapid technological change. In order for us to maintain a competitive position in our industry and develop and market products that are attractive to customers, we must:

     o continue  to  enhance  and expand the functions of our existing products;
and

   o develop and introduce new software products and complementary services that meet evolving customer needs and preferences and incorporate new technologies.

Our products and services may not be able to keep pace with technological change. We may not be able to identify in a timely manner important evolving industry standards and may invest considerable resources in technologies that rapidly become obsolete. Our products or product versions may also become obsolete due to our competitors' introduction of products or services containing advanced technology and functions. If we do not keep pace with technological change, our products will not be as attractive to our customers and our competitive position and sales of our products would be seriously harmed.

WE  MUST  ADD  NEW  CUSTOMERS  AND  RETAIN  AND  EXPAND  UPON  EXISTING CUSTOMER
RELATIONSHIPS  IN  ORDER  TO  GENERATE  REVENUES  TO  SUPPORT  THE GROWTH OF OUR
BUSINESS.

     In  order  to  generate  additional  revenues  sufficient  to  support  our continued growth, we must add new customers and retain, and expand upon, our existing customer relationships. These efforts depend significantly upon our successful development of new products, product versions and services that respond to the evolving needs of the genomic research community, as well as the success of our sales and marketing efforts. In addition, much of our expectation for future growth of revenues is based upon increased sales of our GenoMax product and the establishment of our GenoMax brand. We expect to derive a significant portion of our future professional services revenue from a relationship with the National Center for Biotechnology Information (NCBI) at the National Institutes of Health and that relationship, which is based on subcontractor arrangements, could be terminated in the future.

THE CONTINUED ENHANCEMENT AND DEVELOPMENT OF OUR BIOINFORMATIC PRODUCTS AND SERVICES DEPEND UPON THE RETENTION AND EXPANSION OF OUR RESEARCH AND PRODUCT DEVELOPMENT GROUP.

     The number of technical personnel with experience in the field of bioinformatics is limited and competition for qualified employees is intense. Our software was developed by an internal team that has had little turnover, but that may not be the case in the future. We may not be successful in retaining our technical employees or recruiting and training additional skilled personnel. The loss of a significant number of employees in our research and product development group, occurring at one instance or over a period of time, could seriously harm our product development and enhancement efforts. We could also incur significant costs associated with any resulting litigation or disputes to protect our proprietary information.

PART OF OUR BUSINESS STRATEGY IS TO DEVELOP STRATEGIC RELATIONSHIPS WITH LARGER ORGANIZATIONS AND PROVIDERS OF COMPLEMENTARY PRODUCTS AND SERVICES. IF WE ARE NOT SUCCESSFUL IN DOING SO OUR ABILITY TO COMPETE COULD BE HARMED.


     A component of our business strategy is to develop strategic relationships, including co-marketing arrangements, content channeling and distribution alliances, e-commerce offerings and Internet-hosted delivery partnerships. We believe that through such relationships we can add revenues, improve our competitive position and increase market awareness and acceptance of our products. To date, we have entered into only a few of these strategic relationships with providers of complementary products and services. If we are unable to successfully develop these and other similar relationships, or if these relationships do not yield the results we anticipate, our ability to compete and to generate future revenues could be materially harmed. In addition, most of our strategic relationships, other than our relationship with Amersham, including our co-marketing relationships with Oracle, Compaq and Sun Microsystems, are based on oral arrangements that are not enforceable and can be terminated by either party at any time.



     In August 2000, we entered into a long-term strategic relationship with Amersham Pharmacia Biotech to jointly develop and market an expanded version of GenoMax for pharmaceutical companies for integrating and analyzing data from genomics, proteomics and drug screening production laboratories. The agreements with Amersham can be terminated prior to the end of the term by mutual agreement of the parties or by one party upon a breach by the other party. In addition, if we do not use commercially reasonable efforts to develop the data analysis system, Amersham can terminate the agreement. If the agreements are terminated for any reason prior to the end of the term or if the relationship otherwise does not result in the successful marketing of GenoMax to new customer groups, we may be unable to recoup all of the substantial investment we will be making in this collaboration and there would be a material adverse impact on our anticipated future revenues.


WE HAVE INCURRED OPERATING LOSSES IN THE PAST RESULTING IN AN ACCUMULATED DEFICIT. WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

     We have incurred operating losses in most periods since our inception. We incurred net losses of approximately $0.6 million for the year ended December 31, 1998 and approximately $1.3 million for the year ended December 31, 1999. We incurred a net loss of approximately $6.1 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $8.2 million. We expect to continue to incur net losses for the foreseeable future. We expect to invest substantial financial and other resources to:

     o develop and introduce new products, product versions and services;

     o expand our research and product development and sales and marketing groups; and

     o consider appropriate acquisitions and strategic relationships.

     As a result, we expect that our expenses will increase significantly. We cannot assure you that we will be able to generate sufficient additional revenues to achieve profitability. Even if we are able to achieve profitability, we may not be able to sustain profitability on a quarterly or annual basis. Failure to achieve consistent profitability may limit our growth potential and the value of our common stock.

REVENUE RECOGNITION RULES APPLICABLE TO SOFTWARE MAY REQUIRE THAT WE DEFER RECOGNIZING REVENUES UNDER CERTAIN LICENSES UNTIL QUARTERS AFTER LICENSES ARE EXECUTED OR FEES ARE RECEIVED. THIS CAN CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE SUBSTANTIALLY.

     We may not be able to recognize revenue associated with a particular software license in the same quarter in which we enter into the agreement or in which we collect licensing fees. Under some of our licenses we must deliver to a customer an enhanced product version or additional module, and therefore we must defer recognizing any payment previously received until delivery of all contract elements is made. For example, in several of our GenoMax sales, our contracts with customers stipulate future delivery of a gene expression analysis module. In accordance with generally accepted accounting principles, we have deferred recognition of revenue on these contracts until delivery of the gene expression analysis module. This module, included in GenoMax 3.0, was delivered on September 15, 2000. If we are not able to release future modules as scheduled, we will be required to defer the recognition of a significant amount of revenues to quarters after those in which we collect licensing fees. Expenses associated with software licenses, unlike revenues, are not typically deferred. The manner in which we recognize revenue, in accordance with the revenue recognition rules applicable to software under generally accepted accounting principles, may cause our quarterly operating results to fluctuate substantially.

WE EXPECT OUR RESULTS OF OPERATIONS TO VARY FROM QUARTER TO QUARTER IN FUTURE PERIODS AS A RESULT OF THE TIMING AND SEASONALITY OF OUR SOFTWARE SALES. THESE FLUCTUATIONS MAKE IT DIFFICULT TO EVALUATE OUR BUSINESS AND COULD CAUSE INSTABILITY IN OUR STOCK PRICE.

     We anticipate that our operating results will fluctuate on a quarterly basis as a result of a number of factors, many of which are outside of our control. Factors that may cause our quarterly results to fluctuate include the following:

     o the number and timing of orders for our GenoMax enterprise product;

     o the seasonal fluctuations of software procurement, particularly for bioinformatics software;

     o the timing of, commencement, delay, cancellation or completion of our software licensing agreements, strategic relationships and professional service activities;

     o the timing of license, royalty and other payments received under our agreements;

     o the introduction or cancellation of products and services by us and our competitors; and

     o the timing of expenses associated with increased product development, expanded sales and marketing efforts, and acquisitions and strategic investments.

     In particular, as a result of the academic calendar, European business practices and commercial information technology procurement practices, we generally experience a reduction in sales in the third quarter of each calendar year which typically results in a corresponding reduction in operating revenues.

     Due to the factors described above and other risks discussed in this prospectus, you should not rely upon quarterly comparisons of our financial results. These comparisons are not necessarily meaningful nor are they a reliable indicator of our future performance. As a result of fluctuations in our quarterly results, the market price of our common stock may be subject to significant fluctuation and volatility.

OUR PRODUCTS AND SERVICES, PARTICULARLY OUR ENTERPRISE SOFTWARE SOLUTIONS, REQUIRE A LENGTHY SALES CYCLE. THIS SALES CYCLE OFTEN REQUIRES US TO EXPEND CONSIDERABLE RESOURCES. IF WE DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT MATERIALIZE, OUR REVENUES AND ABILITY TO ACHIEVE PROFITABILITY WOULD BE HARMED.

     The sales cycle for our products and services, particularly our enterprise software solutions on which much of our expectations for future growth are based, is a lengthy and involved process. Our sales cycle is typically long for a number of reasons, including:

     o the decision to license and deploy enterprise-wide software, by its nature, is an organization-wide procurement decision, often requiring an evaluation by a significant number of constituencies in various functional and geographic areas, each often having specific and possibly conflicting requirements; and

     o the significant resources that are committed to an evaluation of our software solutions by a potential customer organization require us to expend substantial time, effort and money educating them about the value and comparative advantages of our products.

In addition, our agreements with customers and strategic partners often contain terms that are unique to that customer or partner and require extensive negotiation. As a result, we may expend substantial funds and effort to negotiate agreements for these products, but may ultimately be unable to consummate a sale of our products and services.

THE LOSS OF THE SERVICES OF, OR THE DEVELOPMENT OF SUBSTANTIAL EXTERNAL TIME COMMITMENTS BY, OUR SENIOR MANAGEMENT COULD HAVE A NEGATIVE EFFECT ON OUR GROWTH.

     The continued growth of our business is substantially dependent on the performance of our senior management and key employees, especially those named in the "Management" section of this prospectus. We carry key person life insurance on only Dr. Titomirov, our Chief Executive Officer, and Dr. Babenko, our Chief Technology Officer. In addition, we have employment agreements with only Dr. Babenko, Mr. Lehnen, our Chief Financial Officer, and Mr. Sullivan, our Senior Vice President of Marketing and Sales. The loss of the services of any member of our senior management or key personnel may significantly delay or prevent the implementation of our business strategy and could have a material adverse effect on the growth of our business.

     Dr. Titomirov is also the chairman and a significant stockholder of an unrelated company named RealTimeHealth.com, Inc. RealTimeHealth.com is currently a development stage company that intends to allow health care consumers to establish individual baseline genetic profiles and then monitor them for a pattern variance over time through the Internet. RealTimeHealth.com intends to hire and is currently seeking a chief executive officer. Dr. Titomirov currently anticipates that his duties as chairman of RealTimeHealth.com will be limited to setting its strategic direction and being involved in fundamental decisions and activities of the board of directors generally. In August 2000, we received a commitment letter regarding the continued services of Dr. Titomirov. Although Dr. Titomirov's commitment letter states that he currently intends to devote a majority of his professional working time to his duties as our Chief Executive Officer, there could be periods where his activities with RealTimeHealth.com substantially reduce the time devoted to our operations.

WE MAY INCUR SIGNIFICANT COSTS IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS OR RESPONDING TO CLAIMS OF INFRINGEMENT FROM OTHERS.

     We currently rely upon a combination of trademark, patent, copyright and trade secret laws, employee and third party non-disclosure agreements and other contracts to protect our proprietary rights. Nevertheless, our efforts to protect our intellectual property may be inadequate and we may be unable to prevent others from offering products and services substantially similar to ours. We also need to secure and maintain adequate protection of our intellectual property outside of the United States, because our sales are global. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies engaging in international business have encountered considerable difficulties in safeguarding their proprietary rights in foreign jurisdictions.

     Moreover, third parties may claim that our current or future products or services infringe upon their intellectual property. Litigation over these issues could be a significant distraction and we may incur significant costs, including several damages. In the event that it is determined that one of our products infringe upon another's proprietary rights, we may be required to obtain a license in order to continue selling our products. That license may not be available to us on favorable terms, or at all.

OUR SOFTWARE FACILITATES RESEARCH COLLABORATION AND THEREFORE SECURITY IS IMPORTANT TO OUR CUSTOMERS. WE COULD BE EXPOSED TO LIABILITY AND A LOSS IN CUSTOMER CONFIDENCE IF OUR PRODUCTS FAIL TO PROVIDE THAT SECURITY.

     Our software facilitates collaboration among researchers and the sharing of research results. If there is a breach or failure of the security functions in our software, researchers' proprietary work product and data may be compromised and our customers would lose confidence in our software. We may be exposed to considerable liability from defects or breaches of security in our products.

IF WE CANNOT EFFECTIVELY MANAGE OUR GROWTH, AND SPECIFICALLY THE TRANSITION OF OUR BUSINESS RELATED TO AN EMPHASIS ON THE SALE OF ENTERPRISE PRODUCTS, OUR FUTURE PROSPECTS WOULD BE HARMED.

     In recent years, we have experienced significant growth in the size of our customer base and the scope of our products and services. We also have expanded and intend to continue to expand our research and product development, marketing and sales, and professional services organizations. These factors have placed, and will continue to place, a significant strain on our management systems and resources. As a result of this offering, we will become a public company, which will place additional strain on our administrative, financial and operational systems. Our current accounting information system may be inadequate to support our growth. Accordingly, we are presently transitioning to a new accounting information system. Our ability to manage our growth effectively will depend upon the ability of our officers and key employees to continue to implement and improve our operational, administrative and financial control systems and to expand, train and manage our workforce, and implement necessary changes to our information systems, including our accounting information system.

     Historically, we have focused on the development and sale of our Vector NTI Suite of desktop products. We are currently seeking to increase market penetration and brand recognition of our GenoMax enterprise software platform and, accordingly are devoting an increasing portion of our resources to GenoMax related marketing and sales and professional services efforts. Failure to successfully manage that transition effectively would materially and adversely affect nearly every aspect of our business and cause our financial condition and results of operations to suffer.

WE SIGNIFICANTLY DEPEND UPON HOLDERS OF H-1B NON-IMMIGRANT VISAS TO STAFF OUR RESEARCH AND PRODUCT DEVELOPMENT TEAM. OUR PRODUCT DEVELOPMENT AND ENHANCEMENT EFFORTS COULD BE HARMED IF WE ARE NOT ABLE TO ADEQUATELY STAFF OUR TEAM BECAUSE OF THE LIMITATIONS OF U.S. IMMIGRATION LAWS.

     We recruit professionals for our research and product development group on an international basis and, therefore, must comply with the immigration laws of the United States. Most of our research and product development team are citizens of other countries, with most of those working in the U.S. under H-1B temporary visas. Under the American Competitiveness and Workforce Improvement Act of 1988, there is a statutory limit of 115,000 new H-1B visas that may be issued in fiscal year 2000 with such limit decreasing to 107,500 in 2001 and to 65,000 in fiscal year 2002 and thereafter. In any year in which this limit is reached, we may be unable to obtain a sufficient number of H-1B visas to employ those persons we would like to add to our research and product development group. If we are unable to obtain H1-B visas for our employees in sufficient quantities or in a timely manner, our product development and enhancement efforts could be hampered. As a result, we may be unable to deliver products that satisfy customer preferences and keep pace with technological change.

WE INTEND TO USE A PORTION OF THE PROCEEDS OF THIS OFFERING TO CONSIDER ACQUISITIONS OR STRATEGIC INVESTMENTS. WE HAVE LIMITED EXPERIENCE WITH THESE ACTIVITIES AND THE COSTS AND DISTRACTIONS FROM THOSE ACTIVITIES COULD HARM OUR FUTURE GROWTH.

     We intend to use a portion of the proceeds of this offering to consider acquiring businesses, technologies or products that we believe are a strategic fit with our business and strategy, although we only have limited experience with these activities. If appropriate opportunities become available, we could also issue additional equity securities that would dilute current stockholders' ownership, or incur substantial debt to finance such transactions. Methods of financing any acquisitions or strategic investments could result in a negative impact on our financial condition. We may have difficulties integrating the businesses, products, technologies or personnel involved in any acquisition or strategic investment. Our integration efforts may result in significant expenditures of operating, financial and management resources that could materially and adversely affect our business. Acquisitions involve many other risks, including potential loss of key employees or customers, the assumption of significant liabilities, and the amortization of the intangible assets of acquired companies. As a result of these and other risks, any acquisitions or strategic investments may ultimately have a negative impact on our business, results of operation and financial condition.

DEFECTS OR MALFUNCTIONS IN OUR SOFTWARE PRODUCTS, OR IN THE PRODUCTS OF OUR TECHNOLOGY PARTNERS, COULD HURT OUR REPUTATION AMONG CUSTOMERS AND EXPOSE US TO LIABILITY.

     Our business and the level of customer acceptance of our bioinformatic software products are dependent upon the continuous, effective and reliable operation of our computer software and related tools and functions. Software defects could occur in our current or future products. To the extent that our software malfunctions and our customers' use of our products is interrupted, our reputation and business could suffer. We may also be subject to liability for the defects and malfunctions of third party technology partners and others with whom our products and services interoperate.

WE MAY REQUIRE ADDITIONAL FUNDING TO EXECUTE OUR BUSINESS STRATEGY. IF THAT FUNDING IS NOT AVAILABLE, OR NOT AVAILABLE ON TERMS ACCEPTABLE TO US, WE MAY BE REQUIRED TO CURTAIL CERTAIN MARKETING AND PRODUCT DEVELOPMENT EFFORTS.

     We expect that the proceeds from this offering, our cash flow from operations and our existing capital resources will be sufficient to fund our operations for the next 24 months but it is possible that our growth will require us to seek additional financing during this period. We may seek to satisfy any additional capital needs through public or private equity offerings, debt financings and other means. If we raise capital through the issuance of additional equity securities, your ownership will be diluted. We may not be able to obtain additional financing when we need capital on terms favorable to us, if at all. If we cannot obtain such financing, we may be required to curtail our marketing and sales activities and product development efforts.

                         RISKS RELATED TO OUR INDUSTRY

THE BIOINFORMATIC PRODUCTS AND SERVICES MARKET IS INTENSELY COMPETITIVE AND EVOLVING AND WE MAY NOT ACHIEVE OR MAINTAIN MARKET LEADERSHIP FOR A VARIETY OF REASONS.

     We face, or expect to face, intense competition from:

     o third party commercial software vendors;

     o bioinformatics developers;

     o internal  bioinformatics   departments  of  some  of  our  customers  and
       potential customers;

     o organizations engaging in the provision of Internet-hosted, bioinformatic software; and

     o companies facilitating Internet-based e-commerce between participants in our industry.

     We believe that we compete most often with LION biosciences, NetGenics, Compugen, Genomica, DNA Star, Rosetta Inpharmatics, DoubleTwist and GCG, a division of Oxford Molecular being sold to Pharmacopeia. Others, including large, well-established software vendors, could readily enter this market. Many of our competitors have longer operating histories, stronger name recognition and significantly greater financial, technical and marketing resources than we do. As a result of these advantages, our competitors may be better able to adopt more aggressive pricing policies and better positioned to respond to changes in customer preference or technology.

     To remain competitive, we believe that we must continue to expand and enhance the functionality of our bioinformatic software products and respond timely and effectively to evolving industry standards or technology. In an intensely competitive, technology driven business like ours, there is no certainty that market leadership can be obtained or maintained for any sustainable period.

NUMEROUS CUSTOMERS AND POTENTIAL CUSTOMERS FOR OUR BIOINFORMATIC SOFTWARE MAY ELECT TO INTERNALLY DEVELOP OR CONTINUE TO DEVELOP THEIR OWN SOFTWARE WHICH COULD HURT OUR SALES EFFORTS.

     Our customers and potential customers, including providers of genomic and proteomic data, may elect to internally develop or continue to develop their own bioinformatic software. Potential customers for our products may be unwilling to abandon their prior internal efforts to look to an outside, third party source to provide their bioinformatic software solutions. As a result our efforts to add new customers could be hampered.

IF GROWTH IN THE USE OF GENOMIC DATA DOES NOT OCCUR AS WE EXPECT, THE TARGET MARKETS FOR OUR PRODUCTS AND SERVICES MAY NOT BE AS LARGE AS EXPECTED.

     The application of genomic information to pharmaceutical discoveries, agricultural production, environmental management and industrial processes is an evolving and unproven practice. Few products have been developed and commercialized resulting from recent genomic discoveries. If researchers do not use genomic information in their discovery and development efforts at the level we project, the target markets for our products and services will not materialize and our prospects would be materially harmed.

OUR SALE OF BIOINFORMATIC PRODUCTS AND SERVICES COULD SUFFER IF THERE ARE REDUCTIONS IN RESEARCH AND DEVELOPMENT EXPENDITURES OF OUR CUSTOMERS AND PUBLIC FUNDING RELATED TO GENOMIC RESEARCH.

     Sales of our products and services could suffer as a result of reductions in customer research and development expenditures and public funding related to genomic research. Our continued services to the NCBI and sales of our products to other government and academic institutions could be negatively affected by reductions in such public funding.

THE PRODUCTS AND THE ACTIVITIES OF OUR CUSTOMERS, INCLUDING THOSE IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES, MAY BE SUBJECT TO CHANGING REGULATION THAT COULD ADVERSELY AFFECT GENOMIC RESEARCH AND REDUCE MARKET DEMAND FOR OUR PRODUCTS.

     Because our customers' products potentially touch on areas involving human health, they are affected by current or future government regulation, including regulation by the U.S. Food and Drug Administration. Recently, the Clinton administration proposed legislation regarding oversight of the sale of medical products over the Internet and announced its intention to implement a set of regulatory initiatives governing genetically engineered agricultural products. In addition, numerous laws covering genetic testing of humans, the privacy and security of human genetic information, and the storage and transmission of individually identifiable health care information have been introduced or passed at the state and federal levels. Our sales may indirectly be affected by changes in government regulation covering our customers in these industries, including regulation relating to drug development, genomic research, genetic testing, healthcare reform and the sale of products and transfer of healthcare data over the Internet.

     We cannot assure you that customers and potential customers for our bioinformatic software products and related services will not curtail or defer technology investments in response to the proposal or institution of these governmental efforts. Moreover, any exposure by us to liability or increased government scrutiny resulting from regulatory or legal changes would distract the efforts of our organization and require us to spend significant time and resources in connection with any resulting litigation or regulatory compliance.

OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED AS A RESULT OF ETHICAL, LEGAL AND SOCIAL CONCERNS SURROUNDING THE USE OF GENOMIC INFORMATION.

     A number of ethical, legal and social concerns, including issues related to privacy, confidentiality and fairness, have arisen as a result of the increased availability of genomic information. Government and private entities are currently exploring issues, including:

     o ownership and control of genomic information;

     o definition of normal conditions, disabilities and disorders; and

     o determination of access rights to resulting expensive technologies and responsibility for payment for treatment based on these technologies.

As a result of these and numerous other ethical, legal and social issues, government authorities may limit, or increasingly regulate biomolecular research and the use of products resulting from such research. Such restrictions could reduce the number of markets and potential customers for our products and could materially and adversely affect our business.

CONSOLIDATION WITHIN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES MAY LEAD TO FEWER CUSTOMERS FOR OUR PRODUCTS AND SERVICES. CONSOLIDATION COULD INCREASE COMPETITION AND HARM OUR MARKETING AND SALES EFFORTS.

     A significant portion of our customer base consists of pharmaceutical and biotechnology companies. Mergers between large multinational pharmaceutical companies have accelerated in recent years. Continued consolidation within the pharmaceutical and biotechnology industries may result in fewer customers for our products and services. If one of the parties to a consolidation uses the products or services of our competitors, we may lose existing customers as a result of such consolidation.

WE INTEGRATE THIRD PARTY DATABASES INTO OUR BIOINFORMATIC SOFTWARE PRODUCTS AND MAY BE EXPOSED TO LIABILITY FOR CONTENT ERRORS IN THOSE DATABASES.

     Available genomic, proteomic and other biomolecular data is vast and complex, and errors in databases containing this information are inevitable. We integrate data housed on public and private content databases into our bioinformatic software products. We could be subject to claims of liability associated with damages resulting from any erroneous third party data that we integrate into our products or for which we facilitate delivery and analysis, even if not integrated into our products.


                        RISKS RELATED TO THIS OFFERING

OUR COMMON STOCK MAY HAVE A VOLATILE TRADING PRICE AFTER THIS OFFERING.

     Prior to this offering, our common stock has not been sold in a public market. You will pay a price that we negotiated with the representatives of the underwriters based on a number of factors. The price you pay for our stock in this offering may be different from a price established in a competitive market. After this offering, an active trading market in our stock might not develop. If an active trading market does develop, it may not continue. The trading price of our common stock may fluctuate widely as a result of a large number of factors. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies involved in the software and biotechnology industries, which have often been unrelated to the operating performance of these companies.

A  SIGNIFICANT  NUMBER  OF  OUR SHARES ARE ELIGIBLE FOR RESALE AFTER THE DATE OF
THE OFFERING. FUTURE SALES OF THESE SHARES MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL AND REDUCE OUR ABILITY TO RAISE CAPITAL.


     If our existing stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options or warrants, or if the market perceives that such sales may occur, the market price of our common stock may fall. After this offering, we will have outstanding 18,657,720 shares of common stock. This includes the 5,000,000 shares of common stock that we are selling in this offering and which may be resold in the public market immediately. This also includes approximately 13,657,720 shares of common stock which are not registered but which are eligible for resale in the public market, subject to compliance with Rule 144 or Rule 701 under the Securities Act of 1933, as amended. While the holders of most of these shares are subject to lock-up agreements with the underwriters in the offering for 180 days after the date of the final prospectus for the offering, Bear, Stearns & Co. Inc., in its sole discretion, may release any portion or all of these shares from the lock-up restrictions. In addition, sales of a substantial number of shares could occur at any time after the expiration of the 180-day period. Holders of 8,541,276 shares of our common stock, or warrants exercisable for our common stock, are entitled to certain registration rights. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could cause a decline in the market price of our common stock. If we were to include, in a registration statement initiated by us, shares held by these holders in accordance with their registration rights, the inclusion of such shares may reduce our ability to raise capital.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL OWN A LARGE PERCENTAGE OF OUR COMMON STOCK FOLLOWING THE OFFERING AND WILL HAVE THE ABILITY TO INFLUENCE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Following the completion of this offering, our executive officers, directors and their affiliates will own approximately 60.0% of the outstanding shares of common stock. As a result, these stockholders will be able to substantially influence all matters requiring stockholder approval and, thereby, our management and affairs. Matters that will require stockholder approval include:

     o election of directors;

     o approval of certain mergers or consolidations;

     o sale of all or substantially all of our assets; and

     o issuance of large amounts of our shares in private transactions or acquisitions.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control of our company, which in turn could reduce the market price of our common stock. This concentration may also prevent new investors from influencing significant corporate decisions.

INVESTORS PARTICIPATING IN THIS OFFERING WILL INCUR IMMEDIATE DILUTION OF THEIR COMMON STOCK BASED ON ITS BOOK VALUE AFTER THE OFFERING.

     The offering price will be substantially higher than the pro forma net tangible book value of our common stock as of June 30, 2000. At the assumed initial public offering price of $15.00 per share, the midpoint of the offering range, the pro forma net tangible book value of the common stock will be $4.41 per share. This represents an immediate and substantial dilution per share of $10.59 for investors purchasing shares in this offering. The dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. In addition, to the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

OUR   CHARTER  AND  BYLAWS  AND  DELAWARE  LAW  CONTAIN  PROVISIONS  THAT  COULD
DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, and portions of Delaware law, contain provisions that could make it more difficult for a third party to obtain control of InforMax, even if doing so would be beneficial to stockholders. For example, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering provides for a classified board of directors, allows the board of directors to expand its size and fill any vacancies without stockholder approval, and allows the board of directors to classify and issue preferred stock without stockholder approval. Our bylaws restrict the ability of stockholders to call a special meeting and require advance notice of stockholder proposals. Delaware law makes it difficult for us to be acquired by a significant stockholder that is not approved in advance by our board of directors.

WE WILL RETAIN BROAD DISCRETION IN THE USE OF THE NET PROCEEDS WE RECEIVE FROM THIS OFFERING AND MAY SPEND A SUBSTANTIAL PORTION IN WAYS WITH WHICH YOU DISAGREE.

     We will retain a significant amount of discretion over the use of our net proceeds from this offering, as well as over the timing of our expenditures. Because of the number and variability of factors that will determine our use of the net proceeds, we may apply the net proceeds in ways with which you disagree.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus that are forward-looking statements. These statements are subject to risks and uncertainties. These forward-looking statements are generally accompanied by words such as "may," "will," "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions or the negative of the expressions. These statements are only predictions and actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should understand that these forward-looking statements are subject to a number of assumptions, risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from the estimates or projections we make in our forward-looking statements include those described in "Risk Factors." In light of the risks we describe in "Risk Factors," the forward-looking events we discuss in this prospectus may not occur. Except for duties imposed by applicable law, we do not intend to publicly update or revise any of the forward-looking statements in this prospectus.

                               ----------------
     The marks InforMax & Double Helix Design and Vector NTI, AlignX and BioPlot are registered trademarks of InforMax, Inc. InforMax, InforMax's Double Helix Logo Design, GenoMax, ContigExpress, High-Throughput Research and Software Solution for Bio-Medicine, are each trademarks of InforMax, Inc. and U.S. trademark applications for these marks have been filed. Vector Enterprise, Vector NTI Suite, Dynamic License Server Research Logic and Research Logic & Design are trademarks of InforMax, Inc. All other product, service, and company names contained in this prospectus are trademarks of other parties.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of our common stock of approximately $68,550,000, or approximately $79,012,500 if the underwriters' over-allotment option is exercised in full. This estimate is based on an assumed initial public offering price of $15.00 per share, the mid-point of the offering range, and deducts the estimated underwriting discounts and commissions and our estimated offering expenses.

     The principal purposes of this offering are to provide working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We anticipate that, subject to the availability of opportunities on terms and at prices we deem acceptable, we would allocate as much as 80% and as little as 20% of the net proceeds to expanding our business through the acquisition of additional businesses, products and technologies and to establishing joint ventures or other collaborative arrangements which we believe complement our current or future business. We anticipate that the remaining portion of the offering proceeds would be allocated approximately one-third to expanding research and development, approximately one-third to expanding sales and marketing and approximately one-third to working capital and general corporate purposes. We have no specific plans, agreements or commitments to use the proceeds for any specific acquisition or collaborative arrangement and, to the extent appropriate opportunities are not available, all proceeds not allocated to external expansion would be applied to internal expansion, through expanding our research and development and our sales and marketing efforts, and to working capital and general corporate purposes. The amounts that we actually expend for the purposes above will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the net proceeds of this offering, we intend to invest them in U.S. government securities or investment-grade, interest-bearing instruments.

     We expect that the net proceeds from this offering, cash flow from operations and our existing capital resources will be sufficient to fund our operations for the next 24 months, but it is possible that our growth will require us to seek additional financing during this period.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs and future prospects. If our board of directors were to change our dividend policy, so long as we have any amount outstanding under our credit facilities with PNC Bank, National Association, we would be required to obtain PNC Bank's written consent prior to the declaration or payment of such dividends.

                                CAPITALIZATION

     The following table shows our capitalization as of June 30, 2000:

     o on an actual basis;

     o on a pro forma basis to give effect to the issuance of Series B redeemable convertible preferred stock after June 30, 2000, the automatic conversion of all redeemable convertible preferred stock into common stock immediately prior to the closing of this offering, and the conversion of the outstanding non-voting common stock into shares of voting common stock effected on September 11, 2000;

     o on a pro forma basis as adjusted to give effect to the issuance of Series B redeemable convertible preferred stock after June 30, 2000, the automatic conversion of all redeemable convertible preferred stock into common stock immediately prior to the closing of this offering, the conversion of the outstanding non-voting common stock into shares of voting common stock effected on September 11, 2000, and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

                                                                                         AS OF JUNE 30, 2000
                                                                           -----------------------------------------------
                                                                                             (UNAUDITED)
                                                                                                              PRO FORMA
                                                                                ACTUAL        PRO FORMA      AS ADJUSTED
                                                                           --------------- --------------- ---------------
Long-term debt ...........................................................  $  1,241,973    $  1,241,973    $  1,241,973
Series A redeemable convertible preferred stock, par value $0.01 --
 2,161,265 shares authorized, issued, and outstanding, actual, and no shares authorized, issued or outstanding pro forma and pro forma as
 adjusted ................................................................     4,263,194              --              --
                                                                            ------------    ------------    ------------
Series B redeemable convertible preferred stock, par value $0.01 -- no shares authorized, issued and outstanding actual, pro forma and pro
 forma as adjusted (1) ...................................................            --              --              --
                                                                            ------------    ------------    ------------
Stockholders' equity (deficit):
 Preferred stock, par value $0.01, 20,000,000 shares authorized, no shares issued or outstanding, actual, pro forma and pro forma as
   adjusted ..............................................................            --              --              --
 Common stock - voting, par value $0.001; 100,000,000 shares authorized, 2,254,500 shares issued and outstanding, actual;
   12,983,068 shares issued and outstanding, pro forma; 17,983,068
   shares issued and outstanding, pro forma as adjusted ..................         2,255          12,983          17,983
 Common stock - nonvoting, par value $0.001; 14,931,864 shares authorized, 5,531,508 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as
   adjusted ..............................................................         5,531              --              --
Subscription receivable ..................................................    (1,013,436)     (1,013,436)     (1,013,436)
Additional paid-in capital ...............................................     6,260,877      20,518,874      89,063,874
Deferred compensation ....................................................      (461,734)       (461,734)       (461,734)
Accumulated deficit ......................................................    (8,242,199)     (8,242,199)     (8,242,199)
                                                                            ------------    ------------    ------------
    Total stockholders' equity (deficit) .................................    (3,448,706)     10,814,488      79,364,488
                                                                            ------------    ------------    ------------
Total capitalization .....................................................  $  2,056,461    $ 12,056,461    $ 80,606,461
                                                                            ============    ============    ============

----------
(1) 950,747 shares of Series B convertible preferred stock were issued after June 30, 2000.

     In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

     o 13,425,125 shares issuable upon exercise of outstanding options, including 4,656,122 options issued under our equity incentive compensation plan, at a weighted average exercise price of $0.622 per share as of June 30, 2000;

     o 1,356,494 shares available for future issuance under our equity incentive compensation plan as of June 30, 2000; and

     o 40,080 shares issuable upon exercise of outstanding warrants.

Please read the capitalization table together with our consolidated financial statements and related notes and with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of
Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   DILUTION

     Our pro forma net tangible book value as of June 30, 2000 was $10.8 million, or $0.83 per share of common stock. We have calculated this amount by:

     o subtracting our total liabilities from total tangible assets; and

     o then dividing the difference by the total pro forma number of shares of common stock outstanding, including the number of shares of common stock that will be issued upon the automatic conversion of all redeemable convertible preferred stock, including the Series B redeemable convertible preferred stock issuance after June 30, 2000, immediately prior to the completion of this offering.

     After giving effect to the sale of 5,000,000 shares of our common stock in this offering and deducting the underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value as of June 30, 2000 would have been $79.4 million, or $4.41 per share. This amount represents an immediate dilution of $10.59 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share ......................                 $  15.00
                                                                                       --------
 Pro forma net tangible book value per share before this offering.....    $  0.83
 Increase in pro forma net tangible book value per share
   attributable to new investors .....................................       3.58
                                                                          -------
Pro forma net tangible book value per share after this offering ......                     4.41
                                                                                       --------
Dilution per share to new investors ..................................                 $  10.59
                                                                                       ========

     The following table summarizes on a pro forma basis after giving effect to this offering, as of June 30, 2000, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

                                                                                           AVERAGE PRICE
                                           SHARES                      TOTAL                PER COMMON
                                         PURCHASED                 CONSIDERATION               SHARE
                                  ------------------------   --------------------------   --------------
                                     NUMBER       PERCENT        AMOUNT        PERCENT
                                  ------------   ---------   -------------   ----------
Existing stockholders .........   12,983,068        72.2%    $4,891,717           6.1%       $  0.38
New investors .................    5,000,000        27.8     75,000,000          93.9        $ 15.00
                                  ----------       -----     ----------         -----
 Total ........................   17,983,068       100.0%    79,891,717         100.0%
                                  ==========       =====     ==========         =====

     If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value of $4.80 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.20 to new investors. Our existing stockholders would own 69.3% and our new public investors would own 30.7% of the total number of shares of our common stock outstanding after this offering.

     The foregoing discussion and tables are based upon the number of shares actually issued and outstanding on June 30, 2000 plus the number of shares of Series B convertible preferred stock issued after June 30, 2000 and assume no exercise of options or warrants outstanding as of June 30, 2000. As of that date, there were 13,425,125 shares issuable upon exercise of options outstanding at a weighted average exercise price of $0.622 per share as of June 30, 2000 and 40,080 shares issuable upon exercise of outstanding warrants.

     To the extent that these or any other outstanding options or warrants are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     You should read our selected consolidated financial data together with our consolidated financial statements and their related notes and with
"Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have included elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements have been audited by Deloitte & Touche LLP. We have derived the statement of operations data for the years ended December 31, 1995 and 1996 from our unaudited consolidated financial statements that are not included in this prospectus. The balance sheet data as of December 31, 1995 and 1996 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The balance sheet data as of December 31, 1997 are derived from our audited consolidated financial statements that are not included in this prospectus.

     We have derived the statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 from our unaudited consolidated financial statements, which have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods.

     The historical results presented below are not necessarily indicative of future results.

                                                                                                        SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                       JUNE 30,
                                               ----------------------------------------------------- -----------------------
                                                1995      1996       1997       1998         1999       1999        2000
                                               ------ ----------- --------- ------------ ----------- --------- -------------
                                                                                                           (UNAUDITED)
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Software license and customer support .......  $166    $ 382      $1,335      $2,732     $  7,277    $3,322     $ 4,855
 Professional services .......................   403      636         867      1,394         2,737     1,159       1,655
                                                ----    -----      ------      ------     --------    ------     -------
   Total revenues ............................   569    1,018       2,202      4,126        10,014     4,481       6,510
Cost of revenues:
 Software license and customer support .......     8       19          38        190           405       146         233
 Professional services (1) ...................   156      309         716      1,081         1,612       731         880
                                                ----    -----      ------      ------     --------    ------     -------
   Total cost of revenues ....................   164      328         754      1,271         2,017       877       1,113
Gross profit .................................   405      690       1,448      2,855         7,997     3,604       5,397
Operating expenses:
 Selling, general and administrative (2) .....   195      507       1,075      2,476         7,000     2,397       7,565
 Research and development (3) ................   165      161         365      1,162         2,597     1,129       2,471
 Stock based compensation ....................    22       --         211         18           138        27         975
 Depreciation and amortization ...............    --        3          18         94           273        89         343
                                                ----    -----      ------      ------     --------    ------     -------
   Total operating expenses ..................   382      671       1,669      3,750        10,008     3,642      11,354
Income (loss) from operations ................    23       19        (221)      (895)       (2,011)      (38)     (5,957)
Other income (expense):
 Investment earnings .........................    --       --          --         --            66         2          16
 Interest expense ............................    --       (4)        (19)       (60)          (86)      (33)       (120)
 Other .......................................    --       --         (12)        (3)          (10)       --          (8)
                                                ----    -------    ------      --------   --------    ------     ----------
   Total other income (expense) ..............    --       (4)        (31)       (63)          (30)      (31)       (112)
Income (loss) before income taxes ............    23       15        (252)      (958)       (2,041)      (69)     (6,069)
Income tax expense (benefit) .................     1       11        (118)      (391)         (726)       13          --
                                                ----    -------    ------      -------    --------    ------     ---------
Net income (loss) ............................  $ 22    $   4      $ (134)     $(567)     $ (1,315)   $  (82)    $(6,069)

                                                                                                          SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                          JUNE 30,
                                              ------------------------------------------------------ --------------------------
                                                 1995     1996     1997       1998         1999          1999         2000
                                              ---------- ------ ---------- ---------- -------------- ----------- --------------
                                                                                                            (UNAUDITED)
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Accretion of transaction costs on
 redeemable convertible preferred stock .....       --     --         --         --           (8)           --           (8)
Accrued dividend on redeemable
 convertible preferred stock ................       --     --         --         --         (168)           --         (160)
Net income (loss) applicable to common
 shares .....................................   $   22    $ 4    $  (134)   $  (567)     $(1,491)      $   (82)     $(6,237)
                                                ======    ===    =======    =======      =========     =======      =========
Basic net income (loss) applicable per
 common share (4) ...........................   $ 0.01    $--    $ (0.04)   $ (0.16)     $ (0.38)      $ (0.02)     $ (1.18)
                                                ======    ===    =======    =======      =========     =======      =========
Diluted net income (loss) applicable per
 common share (4) ...........................   $ 0.01    $--    $ (0.04)   $ (0.16)     $ (0.38)      $ (0.02)     $ (1.18)
                                                ======    ===    =======    =======      =========     =======      =========

----------
(1) Cost of revenues - professional services includes stock based compensation of $-0-, $-0-, $105,539, $-0-, $-0-, $-0- and $5,497 for the years ended
    December 31, 1995, 1996, 1997, 1998, 1999 and the six month periods ended June 30, 1999 and 2000, respectively.

(2) Selling, general and administrative expense excludes stock based compensation of $21,916, $-0-, $76,189, $-0-, $111,019, $9,643 and
    $845,741  for  the years ended December 31, 1995, 1996, 1997, 1998, 1999 and the six month periods ended June 30, 1999 and 2000, respectively.

(3) Research and development expense excludes stock based compensation of $-0-, $-0-, $134,506, $17,782, $27,166, $16,748 and $128,874 for the years ended
    December 31, 1995, 1996, 1997, 1998, 1999 and the six month periods ended June 30, 1999 and 2000, respectively.

(4) As  restated  for  the  unaudited  six month period ended June 30, 2000, see
    Note 6 to the consolidated financial statements.

                                                                    AS OF DECEMBER 31,                     AS OF JUNE 30,
                                                   ----------------------------------------------------   ---------------
                                                    1995     1996      1997        1998         1999            2000
                                                   ------   ------   --------   ---------   -----------   ---------------
                                                                                                            (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ......................    $ 16     $ 35     $  382     $  296      $  1,399        $  2,091
Working capital (deficit) ......................      72       62        371       (419)        1,040          (1,283)
Total assets ...................................     114      250      1,114      2,883         7,265          10,109
Capital lease obligations, less current
 portion .......................................      --        8         55        182            92              49
Equipment loan facility, less current
 portion .......................................      --       --         --         --           623           1,242
Total liabilities ..............................      38      174        974      3,288         4,887           9,295
Redeemable convertible preferred stock .........      --       --         --         --         4,095           4,263
Common stock and additional paid-in
 capital .......................................     233      233        550        588           975           6,269
Stockholders' equity (deficit) .................      76       76        139       (405)       (1,717)         (3,449)

     See our consolidated financial statements and notes included elsewhere in this prospectus for a description of the computation of the net loss per share and the number of shares used in the per share calculations in statement of operations data above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of our consolidated financial condition and results of operations. You should read this discussion together with our consolidated financial statements and the related notes, which we have included elsewhere in this prospectus. We make some forward-looking statements about our future performance. These forward-looking statements include numerous risks and uncertainties, such as those described in the "Risk Factors" section of this prospectus, and accordingly our actual results may differ materially.

OVERVIEW

     We are a leading global provider of bioinformatic software solutions. Our bioinformatic software enables the analysis and interpretation of genomic, proteomic and other biomolecular data that form the genetic blueprint of all living organisms. Since beginning commercial operations in 1993, we have dedicated substantial resources to expand and enhance our software product lines, increase our sales and marketing efforts, and enlarge and diversify our customer base.


     We believe that our position as a leading global provider of bioinformatic software is based upon the number of our customers, our revenues, and the size of our organization. In 1993, we commercially released our first desktop software product, the current version of which is marketed as our Vector NTI Suite 6.0 for desktop computers. In September 1998, we commercially released our Software Solution for Bio-Medicine enterprise computing platform, the current version of which was commercially released on September 15, 2000, and is marketed as GenoMax 3.0.


     To date, we have sold over 9,000 licenses for our Vector NTI Suite of software applications for desktop computers, with more than 20,000 estimated users. We have also made 20 sales of our GenoMax enterprise platform for use by a network of computers linked together for sharing data and computation. Our customer base includes over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural biotechnology and life science companies and over 800 academic and government research institutions. In 1999, our 10 largest customers accounted for less than 37% of our total software license revenues.


     In August 2000, we entered into a strategic relationship with Amersham Pharmacia Biotech to jointly develop and market an expanded version of GenoMax to provide an enterprise-wide data analysis system for pharmaceutical and biotechnology companies, for integrating and analyzing data from genomics, proteomics and drug screening production laboratories. In connection with this relationship, Amersham purchased 950,747 shares of our preferred stock in exchange for $10 million in cash.


     Our revenue has increased substantially in recent years. Revenue for the year ended December 31, 1999 represents a four-year compound annual growth rate of 105% and a 143% increase over the prior year. We provide sales, marketing, implementation and support services for our products. Our Vector NTI Suite and GenoMax software products are considered off-the-shelf products that require only routine installation to be fully functional by the end user.

     We currently generate revenues from software sales and software-related professional services. Software sales consist of software license fees, maintenance fees, and related customer training. Professional services have historically consisted of software development services provided under contracts to the National Center for Biotechnology Information (NCBI) at the National Institutes of Health and beginning in 2000 have also included customer-specified software installation, integration and customization services related to our commercial software products. NCBI contracts for professional services through intermediaries for whom we serve as a subcontractor. These agreements may be terminated on behalf of NCBI at any time.

     We expect to generate future revenues from our channeling and distribution alliances and from e-commerce offerings. Channeling alliances include agreements with data content providers to integrate their biomolecular databases with our software products and to resell subscriptions to these databases  to  our  customers.  Distribution  alliances  include agreements with providers of specialized bioinformatic hardware to integrate and resell their hardware with our software products. Under our content channeling and hardware distribution alliances, we intend to generate transaction fees and realize a portion of the revenues for the products we resell. To date, we have entered into four agreements to resell third party data content or technology hardware. E-commerce offerings will include incorporating Internet hyperlinks into our Vector NTI Suite and entering into related partnerships with laboratory reagent vendors to generate transaction fees on sales we facilitate. For additional information regarding our channeling and distribution alliances and our e-commerce offerings please refer to "Business -- Our Product and Service Lines."


     We recognize software license revenues based on the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-4 and SOP No. 98-9. Software license fees are recognized as revenue upon the customer's execution of a non-cancelable license agreement and delivery of the software, provided that the license fee is fixed and determinable, collectibility is probable, and no customization of the software is required. In connection with our software licenses, we also enter into maintenance contracts that provide for technical support and periodic unspecified upgrades.

     During 1997 and 1998, we recognized maintenance revenue together with the initial licensing fee upon delivery of the software when all of the following were met:


     o the maintenance fee was included with the initial licensing fee,

     o the maintenance revenue to be recognized was for one year or less,

     o the estimated cost of providing maintenance during the arrangement was insignificant, and

     o any unspecified upgrades were expected to be minimal.


In circumstances where these criteria were not met and the fair value for undelivered elements of a multiple element contract were not determinable, revenue on the contract was entirely deferred until either fair value was determinable or when all elements were delivered. If we were unable to establish vendor specific objective evidence of fair value on the undelivered elements and the only undelivered element was maintenance, then all revenue was recognized ratably over the maintenance period.


     Due to the introduction of new modules, product enhancements, and product versions, we increased our maintenance support staff and, as a result, the estimated cost of providing maintenance services to our customers was no longer deemed insignificant. Therefore, beginning in January 1999, revenues from all software maintenance contracts were unbundled from software licenses based upon vendor specific objective evidence of fair value and recognized ratably over the maintenance period. Vendor specific objective evidence for maintenance contracts is determined by the list price established by management with the relevant authority or by the renewal rate specified in the contract. We use the residual method to recognize revenue on delivered elements when vendor specific objective evidence of fair value has been determined for all undelivered elements. Discounts, if any, are applied to the delivered elements if the residual method is used. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenues

     Training is provided on a daily fee basis and we recognize revenue as the services are provided.

     Beginning in 2000, we have provided customer-specified software installation, integration and customization services related to our commercial software products on a time and materials basis and recognize revenue as the services are provided. During 1997, 1998 and 1999 our professional services revenue was derived from contracts related to software development services provided to NCBI under time and materials subcontracts and a cost-plus-fixed-fee subcontract. During 1999 the cost-plus-fixed-fee subcontract was converted upon its renewal to a time and material contract. We recognize revenue under the time and material subcontracts as the services are provided based upon contractual rates. We recognized revenue under the cost-plus-fixed-fee subcontract as recoverable costs were incurred, including a proportionate amount of the fixed fee.

     Our quarterly operating results have historically fluctuated and we anticipate such results to continue to fluctuate significantly. Factors that may cause our quarterly results to fluctuate include the timing of, commencement, delay, cancellation or completion of our:

     o software licensing agreements;

     o product delivery schedules;

     o strategic relationships; and

     o professional service activities, including installation and software modification.


Our results of operations may also fluctuate as a result of the number and timing of orders for our GenoMax enterprise product, which can have a significant effect on revenues for a particular quarter.

     The manner in which we recognize revenue, in accordance with the generally accepted accounting principles, may also cause our quarterly operating results to fluctuate substantially. In accordance with these principles, we may be required to defer all or a portion of the revenue from some of our software licenses sold in a particular quarter to a later quarter. Expenses associated with software licenses are not typically so deferred. For our maintenance contracts and professional services, we typically recognize revenues over the term of the contract.

     As a result of the academic calendar, European business practices and commercial information technology procurement practices, we generally experience a reduction in sales in the third quarter of each calendar year which typically results in a corresponding reduction in operating revenues. Due to the factors described above and other risks discussed in this prospectus, you should not rely upon quarterly comparisons of our financial results as these comparisons are not necessarily meaningful nor are they a reliable indicator of our future performance.

     For the period from July 1, 2000 through August 21, 2000, we granted 128,580 qualified options to employees and 33,400 nonqualified options to one nonemployee. These options were issued with an exercise price of $6.37 per share. The deemed fair market value of the underlying common stock was $6.37 at each grant date prior to July 10, 2000 and $15.00 at each grant date thereafter. Deferred compensation related to the qualified options is $1,289,883, which will be amortized to expense over a four year vesting period. Deferred compensation related to the nonemployee options, which vest over a three year period, is $373,037. On September 26, 2000, we granted 643,340 qualified options to employees with an exercise price of $15.00 per share.


RESULTS OF OPERATIONS

     The following table sets forth our audited consolidated operating results for the years ended December 31, 1997, 1998 and 1999, and for the unaudited six-month periods ended June 30, 1999 and 2000, as a percentage of our total revenue for the respective periods.


                                                                                     SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,            JUNE 30,
                                                   ------------------------------   -------------------
                                                     1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
Revenues
 Software license and customer support .........       61%        66%        73%        74%        75%
 Professional services .........................       39         34         27         26         25
                                                       --         --         --         --         --
   Total revenues ..............................      100        100        100        100        100
Cost of revenues:
 Software license and customer support .........        2          5          4          3          4
 Professional services .........................       32         26         16         17         14
                                                      ---        ---        ---        ---        ---
   Total cost of revenues ......................       34         31         20         20         18
Gross profit ...................................       66         69         80         80         82
Operating expenses
 Selling, general and administrative ...........       49         60         70         53        116
 Research and development ......................       16         29         26         25         38
 Stock based compensation ......................       10         --          1          1         15
 Depreciation and amortization .................        1          2          3          2          5
                                                      ---        ---        ---        ---        ---
   Total operating expenses ....................       76         91        100         81        174

                                                                                          SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                   JUNE 30,
                                            ---------------------------------------   ------------------------
                                                1997          1998          1999         1999          2000
                                            -----------   -----------   -----------   ----------   -----------

Loss from operations ....................       (10)           (22)          (20)          (1)           (92)
Other income (expense)
 Investment earnings ....................        --             --             1           --             --
 Interest expense .......................        (1)            (1)           (1)          (1)            (2)
 Other ..................................        --             --             0           --             --
                                                ----           ----           ---        ----           ----
   Total other income (expense) .........        (1)            (1)            0           (1)            (2)
Loss before income taxes ................       (11)           (23)          (20)          (2)           (94)
Income tax benefit ......................        (5)            (9)           (7)          --             --
                                                -----         ------        ------       ----          -----
Net loss ................................        (6)%          (14)%         (13)%         (2)%          (94)%
                                                ====          =====         =====        ====          =====


Six Months Ended June 30, 2000 and 1999

     Revenues. For the six months ended June 30, 2000, revenues increased 45% to $6.5 million from $4.5 million in the corresponding period of 1999. Due to revenue deferrals required under SOP 97-2, a significant portion of revenue from new software license agreements entered into in the first six months of 2000 will be recognized in subsequent periods. Deferred revenue increased 99% to $3.6 million at June 30, 2000 from $1.8 million at December 31, 1999. This increase is primarily attributable to the deferral of software maintenance revenues, both for our Vector NTI Suite and our GenoMax enterprise system. The increase is also attributable to deferrals related to contracts requiring the delivery of the GenoMax gene expression analysis module which was delivered to customers on September 15, 2000. Subsequent to the delivery of the GenoMax gene expression analysis module, revenues will be recognized if there are no additional undelivered elements related to such contracts for which we do not have vendor specific evidence of fair value.

     Software sales revenue increased 46% to $4.9 million for the six months ended June 30, 2000 from $3.3 million in the corresponding period of 1999. This increase resulted primarily from increased sales of our Vector NTI Suite and sales of our GenoMax enterprise system, which was introduced in late 1998. Increased Vector NTI Suite sales resulted primarily from expansion of our sales force.

     Professional services revenue increased 43% to $1.7 million for the six months ended June 30, 2000 from $1.2 million in the corresponding period of 1999. This increase resulted primarily from an expansion of our services provided to the NCBI and an increase in the number of personnel performing services under our subcontracts. For the six months ended June 30, 2000, services provided to the NCBI under subcontracts accounted for $1.5 million or 90% of professional services revenue and 23% of consolidated revenues.

     Cost of Revenues. For the six months ended June 30, 2000, cost of revenues increased 27% to $1.1 million from $0.9 million in the corresponding period of 1999. Costs of software revenues consist primarily of manufacturing costs incurred on an as needed basis that is driven by supply level, cost of shipping products, and the cost of providing training and customer support. Costs of professional services revenues consist primarily of salaries, benefits, and related expenses of our professional services personnel.

     Costs of software license and customer support revenue increased 59% to $0.2 million for the six months ended June 30, 2000 from $0.1 million in the corresponding period of 1999. This increase resulted primarily from increased sales of our Vector NTI Suite and sales of our GenoMax enterprise system.

     Costs of professional services revenues increased 20% to $0.9 million for the six months ended June 30, 2000 from $0.7 million in the corresponding period of 1999. This increase resulted primarily from increased personnel on the NCBI subcontracts.

     Margins on our software license and customer support and professional services revenues improved for the six-month period ended June 30, 2000 compared to the prior comparable period primarily as a result of the increasing size of our customer base and the reduction in the relative cost of producing products and providing services stemming from our spreading production overhead costs across a larger customer base.

     Selling, General and Administrative Expenses. For the six months ended June 30, 2000, selling, general and administrative expenses increased 216% to $7.6 million from $2.4 million in the corresponding period of 1999. This increase primarily reflects salary and benefits expenses for additional personnel and related expenses including increased rent and travel costs to support our business and revenue growth, along with costs associated with a significant increased marketing effort. Overall headcount for the period ended June 30, 2000 was 173 compared to 79 in the corresponding period of 1999. In connection with this increase in headcount selling, general and administrative expenses experienced a similar proportionate increase.

     Research and Development Expenses. For the six months ended June 30, 2000, research and development expenses increased 119% to $2.5 million from $1.1 million in the corresponding period of 1999. The increase reflects expense for an increase in the headcount of our research and product development team as we expand our product development efforts. Overall headcount for the period ended June 30, 2000 was 173 compared to 79 in the corresponding period of 1999. In connection with this increase in headcount research and development expenses experienced a similar proportionate increase.

     Stock Based Compensation. For the six months ended June 30, 2000, stock based compensation expenses increased 3593% to $1.0 million from $0.03 million in the corresponding period of 1999. The increase reflects compensation related to discounted stock option grants and restricted stock awards.

     Income Taxes. We incurred net losses for each of the six months ended June 30, 2000 and 1999. At present, we have an accumulated net operating loss carryforward of $21.4 million, primarily as a result of the exercise of non-qualified stock options. The tax provision for the six months ended June 30, 1999 and 2000 was $0.01 million and $0.0 million, respectively, using an effective rate of 18.7% and 0%, respectively. The provision for the six months ended June 30, 2000 reflects a valuation allowance recorded against the increase in net operating losses and the change in book basis versus tax basis of deferred revenue and stock based compensation.

     Net Loss. We incurred a net loss of $6.1 million for the six months ended June 30, 2000, compared with a net loss of $0.08 million for the six months ended June 30, 1999.

Years Ended December 31, 1999 and 1998

     Revenues. For the year ended December 31, 1999, revenues increased 143% to $10.0 million from $4.1 million for the year ended December 31, 1998.

     Software sales revenue increased 166% to $7.3 million from $2.7 million in the year ended December 31, 1998 due to increased sales of our Vector NTI desktop software and the introduction of our GenoMax enterprise system in late 1998.

     Professional services revenue increased 96% to $2.7 million from $1.4 million in the prior year. In 1999, services provided to the NCBI under subcontracts accounted for 100% of professional services revenue and 27% of consolidated revenues.

     Cost of Revenues. For the year ended December 31, 1999, overall cost of revenues increased 59% to $2.0 million from $1.3 million in the prior year.

     Costs of software license and customer support revenue increased 113% to $0.4 million from $0.2 million in the prior year. This increase resulted primarily from increase manufacturing, shipping costs as a result of increased software license sales and costs of providing training and customer support.

     Costs of professional services revenues increased 49% to $1.6 million from $1.1 million in the prior year. This increase resulted primarily from the increase in personnel on the NCBI subcontracts.

     Selling, General and Administrative Expenses. For the year ended December 31, 1999, selling, general and administrative expenses increased 183% to $7.0 million from $2.5 million in the year ended December 31, 1998. This increase primarily reflects our large investment in sales and marketing personnel and includes salary and benefits for an increase in headcount, and increased rent and travel costs to support our revenue growth.

     Research and Development Expenses. For the year ended December 31, 1999, research and development expenses increased 123% to $2.6 million from $1.2 million in the year ended December 31, 1998. This increase reflects increases in the headcount for our research and product development team reflecting expanded product development efforts.

     Stock Based Compensation. For the year ended December 31, 1999, stock based compensation expenses increased 677% to $0.1 million from $0.02 million in the year ended December 31, 1998. The increase reflects discounted stock option grants and restricted stock awards.

     Income Taxes. We incurred net losses for each of the years ended December 31, 1999 and 1998. At December 31, 1999, we had an accumulated net operating loss carryforward of $1.3 million. The tax benefit for the years ended December 31, 1998 and 1999 was $0.4 million and $0.7 million, respectively, using an effective rate of 40.8% and 35.6%, respectively. The decrease in the effective tax rate is attributable to a reduction in research and development tax credits, a rate differential in the utilization of net operating losses carried back to 1997, and compensation expense associated with qualified stock options in 1999, which is not deductible for tax purposes. The increase in the tax benefit primarily reflects the increase in net operating losses and the change in book basis versus tax basis of deferred revenue, which is included in taxable income at the date of sale but deferred for book purposes.

     Net  Loss.  We  incurred  a  net  loss  of  $1.3 million for the year ended
December 31, 1999 and a net loss of $0.6 million for the year ended December 31, 1998.

Years Ended December 31, 1998 and 1997

     Revenues. For the year ended December 31, 1998, revenues increased 87% to $4.1 million from $2.2 million in the year ended December 31, 1997.

     Software sales revenue increased 105% to $2.7 million from $1.3 million in the prior year due to increased sales of our Vector NTI desktop software.

     Professional services revenue increased 61% to $1.4 million from $0.9 million in the prior year. In 1998, professional services provided to the NCBI under subcontracts accounted for 100% of professional services revenue and 34% of consolidated revenues.

     Cost of Revenues. For the year ended December 31, 1998, overall cost of revenues increased 69% to $1.3 million from $0.8 million in the prior year.

     Costs of software license and customer support revenue increased 399% to $0.2 million from $0.04 million in the prior year. This increase resulted primarily from increase manufacturing and shipping costs as a result of increased software license sales.

     Costs of professional services revenues increased 51% to $1.1 million from $0.7 million in the prior year. This increase resulted primarily from the increase in personnel on the NCBI subcontracts.

     Selling, General and Administrative Expenses. For the year ended December 31, 1998, selling, general and administrative expenses increased 130% to $2.5 million from $1.1 million in the prior year. This increase primarily reflects increased salary and benefits for an increase in headcount, and increased rent and travel costs to support revenue growth.

     Research and Development Expenses. For the year ended December 31, 1998, research and development expenses increased 219% to $1.2 million from $0.4 million in the year ended December 31, 1997. This increase reflects increases in the headcount for our research and product development team reflecting expanded product development efforts.

     Stock Based Compensation. For the year ended December 31, 1998, stock based compensation expenses decreased 92% to $0.02 million from $0.2 million in the year ended December 31, 1997. The decrease reflects a reduction of non-qualified discounted stock option grants.

     Income Taxes. We incurred net losses for each of the year ended December 31, 1998 and 1997. At December 31, 1998, we had an accumulated net operating loss carryforward of $0.3 million. The tax benefit for the years ended December 31, 1997 and 1998 was $0.1 million and $0.4 million, respectively, using an effective rate of 46.9% and 40.8%, respectively. The decrease in the effective tax rate is attributable to a reduction in research and development tax credits in 1998 in comparison to 1997. The research and development tax credit is the result of qualifying expenditures incurred in relation to the development of our software products.

     Net  Loss.  We  incurred  a  net  loss  of  $0.6 million for the year ended
December 31, 1998 and a net loss of $0.1 million for the year ended December 31, 1997.

Quarterly Results of Operations

     The following table sets forth unaudited quarterly consolidated financial data and additional data for the five quarters in the period ended June 30, 2000, and includes such data as a percentage of our total revenue for the periods indicated. The unaudited quarterly consolidated financial data has been prepared on a basis consistent with the audited consolidated financial statements, which are included in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly this information when read in conjunction with our consolidated financial statements and notes thereto in this prospectus.

                                                                 QUARTER ENDED
                                     ----------------------------------------------------------------------
                                           JUNE 30,            SEPTEMBER 30,             DECEMBER 31,
                                             1999                   1999                     1999
                                     -------------------- ------------------------ ------------------------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
Revenues:
 Software license and customer
  support ..........................  $2,273       79%      $  1,136        59%       $2,820         78%
 Professional services .............     618       21            779        41          799          22
                                      ------       --       --------        --        ------         ---
  Total revenues ...................   2,891      100          1,915       100        3,619         100
Cost of revenues:
 Software license and customer
  support ..........................      76        3             71         4          187           5
 Professional services .............     388       13            422        22          459          13
                                      ------      ---       --------       ---        ------        ----
  Total cost of revenues ...........     464       16            493        26          646          18
Gross profit .......................   2,427       84          1,422        74        2,973          82
Operating expenses:
 Selling, general and
  administrative ...................   1,309       45          1,871        97        2,732          75
 Research and development ..........     644       22            637        34          831          23
 Stock based compensation ..........       9       --             26         1           86           2
 Depreciation and amortization            48        2             78         4          105           3
                                      ------      ---       --------       ---        ------        ----
  Total operating expenses .........   2,010       69          2,612       136        3,754         103
Income (loss) from operations ......     417       15         (1,190)      (62)        (781)        (21)
Other income (expense):
 Investment earnings ...............       1       --             42         2           22          --
 Interest expense ..................     (17)      (1)           (22)       (1)         (32)         (1)
 Other .............................               --             (4)       --           (7)         --
                                                  -----     -----------    -----      --------      -----
  Total other income
   (expense) .......................     (16)      (1)            16         1          (17)         (1)
Income (loss) before income
 taxes .............................     401       14         (1,174)      (61)        (798)        (22)
Income tax provision (benefit) .....     146        5           (434)      (23)        (305)         (8)
                                      ------      -----     ----------     -----      -------      ------
Net income (loss) ..................  $  255        9%      $   (740)      (38)%      $(493)        (14)%
                                      ======      =====     ==========     =====      =======      =====
Headcount:
 Number of Personnel
  (Cumulative) .....................      79                     104                    117

                                                       QUARTER ENDED
                                     --------------------------------------------------
                                            MARCH 31,                 JUNE 30,
                                               2000                     2000
                                     ------------------------ -------------------------
                                                        (UNAUDITED)
                                                       (IN THOUSANDS)
Revenues:
 Software license and customer
  support ..........................   $ 2,411         75%      $ 2,443          74%
 Professional services .............       797         25           858          26
                                       -------         --       -------          --
  Total revenues ...................     3,208        100         3,301         100
Cost of revenues:
 Software license and customer
  support ..........................       100          3           132           4
 Professional services .............       425         13           455          14
                                       -------        ---       -------         ---
  Total cost of revenues ...........       525         16           587          18
Gross profit .......................     2,683         84         2,714          82
Operating expenses:
 Selling, general and
  administrative ...................     3,424        107         4,141         125
 Research and development ..........       961         30         1,510          46
 Stock based compensation ..........       556         17           418          13
 Depreciation and amortization             148          5           195           6
                                       -------        ---       -------         ---
  Total operating expenses .........     5,089        159         6,264         190
Income (loss) from operations ......    (2,406)       (75)       (3,550)       (108)
Other income (expense):
 Investment earnings ...............         6         --             9           0
 Interest expense ..................       (45)        (1)          (75)         (2)
 Other .............................        (5)        --            (3)          0
                                       ----------     -----     ----------     ------
  Total other income
   (expense) .......................       (44)        (1)          (69)         (2)
Income (loss) before income
 taxes .............................    (2,450)       (76)       (3,619)       (110)
Income tax provision (benefit) .....        --         --            --           0
                                       ---------      -----     ---------      ------
Net income (loss) ..................   $(2,450)       (76)%     $(3,619)       (110)%
                                       =========      =====     =========      ======
Headcount:
 Number of Personnel
  (Cumulative) .....................       147                      173


     Software license and customer support revenues reported on a quarterly basis from June 30, 1999 through June 30, 2000 increased substantially with the exception of the quarter ended September 30, 1999. This increase resulted from increased sales of our Vector NTI Suite and GenoMax enterprise systems. For the quarter ended September 30, 1999, sales were lower due to seasonal fluctuations of software procurement and the deferral of revenue as a result of the application of revenue recognition criteria in accordance with generally accepted accounting principles.

     Professional services revenue reported on a quarterly basis from June 30, 1999 through June 30, 2000 increased substantially. The addition of a new subcontract in the quarter ended September 30, 1999 and modifications to existing contracts for the other reported periods increased the number of personnel performing services under our subcontracts and therefore increased the overall professional services revenue.

     Software license and customer support costs reported on a quarterly basis from June 30, 1999 through June 30, 2000 fluctuated throughout the quarters as a result of manufacturing costs incurred on an as needed basis driven by supply level.

     Professional services costs reported on a quarterly basis from June 30, 1999 through June 30, 2000 increased in relation to the addition of new contracts and modification of our existing contracts. For the quarter ended March 31, 2000, there was a decrease in the cost of professional services due to a decrease in the number of personnel working on the contracts.

     Operating expenses reported on a quarterly basis from June 30, 1999 through June 30, 2000 increased as we experienced substantial growth. Expenses include additional personnel and related salary and benefits expenses, significant marketing efforts and other costs that support our business and revenue growth such as travel and rent expense.

MARKETS

     Geographically, North America, Europe, and Japan represent our largest markets, accounting for 68%, 22%, and 5%, respectively, of sales in 2000 through June 30, 2000, and 79%, 17%, and 1%, respectively, of sales in 1999. All sales to foreign-based customers are invoiced and paid in U.S. dollars. Our customer base is comprised of companies in the pharmaceutical, biotechnology, and agricultural-life science sectors, as well as academic and government research institutes.

LIQUIDITY AND CAPITAL RESOURCES

     From our commencement of commercial operations in 1993 until June 1999, we funded our growth primarily with internally generated cash flow. In June 1999, we raised $4.0 million in venture financing. At June 30, 2000, we had $2.1 million in cash and cash equivalents, a net decrease of $2.1 million from June 30, 1999, an increase of $0.7 million from December 31, 1999, and an increase of $1.8 million from December 31, 1998.

     During the six months ended June 30, 2000 and 1999 we generated $7.4 million and $4.8 million of gross cash from operations before consideration of cash outflows, respectively. For the years ended December 31, 1999 and 1998, we generated $9.0 million and $4.4 million of gross cash from operations before consideration of cash outflows, respectively. Gross cash used by operations for the six months ended June 30, 2000 was $11.0 million compared to $4.5 million for the six months ended June 30, 1999. Gross cash used by operations for the year ended December 31, 1999 was $11.6 million compared to $4.4 million for the year ended December 31, 1998. The net increase in cash used by operations over these periods reflects the continued growth of our business, particularly as related to personnel and related infrastructure expenses.

     Net cash provided by financing activities was $5.5 million for the six months ended June 30, 2000 compared to net cash provided by financing activities of $4.0 million for the comparable period in 1999. Net cash provided by financing activities was $5.1 million for the year ended December 31, 1999 and $0.05 million for the comparable period in 1998. On June 22, 1999 we entered into a purchase agreement with FBR Technology Venture Partners, LP for the sale of 2,161,265 shares of our series A redeemable convertible preferred stock, $0.01 par value. The shares were sold for an aggregate price of $4.0 million, or $1.85 per share.

     Net cash used in investing activities was $1.2 million for the six months ended June 30, 2000 compared to net cash used in investing activities of $0.3 million for the comparable period in 1999. Net cash used in investing activities was $1.4 million for the year ended December 31, 1999 and $0.07 million for comparable period in 1998. The cash used in investing activities over those periods were for the purchase of furniture and equipment.

     In May 1999, we entered into a loan agreement and a security agreement with PNC Bank, National Association, in connection with the creation of a credit facility consisting of a secured revolving credit line and an equipment line of credit. In February 2000, we entered into a fourth amendment to such loan agreement increasing the maximum availability under each of the secured revolving credit line and equipment line of credit to $3.0 million, for a total of $6.0 million. In connection with this amendment, we entered into an amended and restated revolving credit note and an amended and restated equipment line of credit note.

     The revolving credit note allows us to borrow, repay and re-borrow the principal thereunder until February 2, 2001. An amount equal to our qualified accounts receivable is available for borrowing under this note. Amounts outstanding under the revolving credit note accrue interest at the prime rate as reported in the Wall Street Journal plus one percent per annum with interest due and payable each month. The principal and any accrued but unpaid interest are due and payable on February 2, 2001, or such later date as may be agreed to by PNC Bank and us.

     The equipment line of credit note allows us to borrow the principal amount thereunder until February 2, 2001. An amount equal to our qualified equipment is available for borrowing under this note. Amounts outstanding under the equipment line of credit note accrue interest at the prime rate as reported in the Wall Street Journal plus one and one-quarter percent. With respect to advances made prior to November 6, 1999, principal and interest accrued thereon are payable in monthly principal amounts of $19,727 through and including April 15, 2002. For advances made after November 6, 1999, principal and interest accrued thereon shall be made in monthly principal payments of $35,607 through and including October 15, 2002. We have pledged our personal property, including our equipment, trademarks and accounts receivable, to PNC Bank as security for any amounts owed by us under these facilities. Under the loan agreement, we are generally restricted from incurring additional indebtedness without the consent of PNC Bank. We must also maintain various financial covenants, including minimum cash balance and certain financial ratios. In addition, we may not declare or pay dividends or, make any distribution with respect to any equity security during the term of the loan agreement.

     In June 2000, we entered into a fifth amendment to our loan agreement with PNC Bank, in connection with a $3.0 million bridge loan for operating expenses. In connection with this facility, we entered into a bridge note covering any amounts outstanding under the bridge loan. All outstanding borrowings under the bridge loan together with interest accrued thereon will become due and payable upon the earlier of (1) December 19, 2000 and (2) the closing date of any initial public offering of our capital stock or any other equity event in which we receive an infusion of at least $3.0 million in cash or non-cash assets from any holder of our capital stock. Generally, in the event that we raise any funds through venture financing, private placements of our equity securities, or strategic investors, we are obligated to make a prepayment on the bridge loan up to the maximum amount outstanding thereunder. Amounts outstanding under the bridge loan will accrue interest at the prime rate plus 2.5%. We may currently draw up to $1.5 million and up to $500,000, in increments of $250,000, in subsequent months up to the $3.0 million maximum amount. All borrowings under the bridge loan will be secured by our pledge of personal property under the loan agreement. To date, we have not drawn down any amounts under this facility and the face amount remains available to us. However, as a result of our receipt of $10 million from our sale of Series B preferred stock in August 2000, as described below, we do not currently anticipate drawing down any amounts under this facility and intend to let this facility expire. In connection with the bridge loan we issued to PNC Bank warrants to purchase up to 15,030 shares of our common stock. In the event that any amounts under the bridge loan remain due on September 19, 2000, we are obligated to issue to PNC Bank warrants for an additional 10,020 shares. The warrants are exercisable at $5.99 per share, subject to adjustment for certain dilutive issuances through June 2007. PNC Bank was also issued certain registration rights enabling them to request to include the common stock underlying their warrants in a registration statement filed by us.

     In June 2000, we issued, in the aggregate, 557,191 shares of our common stock in private sale transaction with four accredited investors and received cash compensation totalling approximately $3.6 million.


     On August 16, 2000, we sold 950,747 shares of our Series B redeemable convertible preferred stock to Amersham Pharmacia Biotech for aggregate proceeds of $10.0 million in cash. We expect to use the proceeds for working capital. At the time of issuance of the Series B redeemable convertible preferred stock, the deemed fair market value of the underlying common stock was $15.00 per share. Therefore, the proceeds of $10,000,000 will be initially allocated to additional paid-in capital as a presumed beneficial conversion feature and the entire amount of $10,000,000 will be immediately accreted to the Series B redeemable convertible preferred stock on August 16, 2000. These shares will automatically be converted into 1,587,747 shares of our common stock at a conversion price of $6.30 per share immediately prior to the closing of this offering.


     In September 2000, PNC Bank established an irrevocable standby letter of credit in favor of Pacific Gas & Electric Generating Company, in connection with our execution of a sublease with Pacific Gas & Electric for our new Bethesda, Maryland headquarters. The amount of this irrevocable standby letter of credit will not exceed $460,200, and such amount can be drawn in the event that we are in default under the sublease. The amount of the irrevocable standby letter of credit is secured by our deposit with PNC Bank of an equal amount of cash that is designated solely for use under the irrevocable standby letter of credit. The irrevocable standby letter of credit expires on September 8, 2001. In connection with the sublease for our Bethesda headquarters, we anticipate obtaining an additional irrevocable standby letter of credit, surety bond or other form of security for the remainder of our annual rental obligation of approximately $1.35 million.

     We believe that the net proceeds from this offering, our cash flows from operations and our existing capital resources will be adequate to fund our operations for the next 24 months, although we may seek to raise additional capital during that period. See "Risk Factors--We may require additional funding to execute our business strategy. If that funding is not available, or not available on terms acceptable to us, we may be required to curtail certain marketing and product development efforts" for a discussion of the investment risks associated with the possibility of our need for additional financing.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, " which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by Statement of Financial Accounting Standards No. 137, this standard will be effective for us for the years and quarters beginning after December 31, 2000, and requires that we recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not completed the process of evaluating the impact of this statement and are therefore unable to predict the potential impact that implementing SFAS No. 133 will have on our financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. We do not expect the application of the SAB to have a material impact on our financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to our consolidated financial statements.

     In  March  2000,  the  Financial  Accounting  Standards  Board  issued FASB
Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to credit facilities that are closely tied to market rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 1998 or December 31, 1999. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates over time will increase our interest income and expense.

                                   BUSINESS

OVERVIEW

     We  are  a  leading  global  provider  of bioinformatic software solutions.
Bioinformatics involves the application of information technology to the analysis of genomic, proteomic and other biomolecular data. Genomics is the study of an organism's genes, and proteomics is the study of proteins and their role in particular diseases. Our bioinformatic software solutions are designed to enable researchers to more efficiently organize, share, analyze and interpret these data that form the genetic blueprint of all organisms.


     We believe that our position as a leading global provider of bioinformatic software is based upon the number of our customers, our revenues and the size of our organization. Since introducing our Vector NTI Suite of software applications for desktop computers in 1993, we have sold our products to over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural biotechnology companies, and over 800 academic and government research institutions. Our customers include:


     o Merck & Company,
     o Genzyme Corporation,
     o Procter & Gamble,
     o Johnson & Johnson,
     o Bristol-Myers Squibb,
     o Pfizer,
     o AstraZeneca,
     o Diversa Corporation,
     o Novartis Agribusiness Biotechnology Research,
     o the Whitehead Institute for Biomedical Research,
     o Massachusetts Institute of Technology,
     o University of Tokyo, and
     o the National Institutes of Health.

     Our principal software products are our Vector NTI Suite for desktop computers and our more powerful and expensive GenoMax enterprise platform for a network of computers linked together for sharing data and computation. Driven primarily by increased sales of Vector NTI Suite and the introduction of GenoMax in late 1998, our products and complementary services generated $10.0 million in revenues in 1999, representing a four-year compound annual growth rate of 105%, and a 143% increase over 1998.


     Building on our existing market penetration, we intend to grow our business through increased software sales and add new revenue through professional services, content channeling and distribution alliances and e-commerce offerings. In August 2000, we entered into a long-term strategic relationship with Amersham Pharmacia Biotech, a subsidiary of Nycomed Amersham, to jointly develop and market an expanded version of GenoMax to provide an enterprise-wide data analysis system for pharmaceutical and biotechnology companies, for integrating and analyzing data from genomics, proteomics and drug screening production laboratories.



     As of September 27, 2000, we employed 205 people, including a sales and marketing team of 54, a research and product development team of 95 and an implementation and support staff of 25.


INDUSTRY BACKGROUND

     Bioinformatics  combines  the  fields  of  molecular  biology,  information technology, and Internet communications. Bioinformatic software enables researchers, using automated laboratory research techniques, to efficiently organize, share, analyze, and interpret genomic, proteomic and other biomolecular data. Genomic and proteomic factors dictate cellular functions, susceptibility  to  disease,  and  physical  characteristics. Researchers expect that analysis of such data will lead to new ways to diagnose, treat, and ultimately prevent many of the thousands of disorders that affect humans. Genomic research involving other organisms, including plants, animals, bacteria, and viruses, could yield further advances regarding human disorders, as well as improvements in agricultural production, industrial processes and environmental management.

Research is Producing a Flood of Genomic and other Biomolecular Data.

     Around the world, researchers in industry, academia, and government are producing vast quantities of biomolecular data. Much of this data is related to:

     o DNA sequence: the order of chemical subunits, called nucleotide bases, that make up strands of DNA found in the cells of every living organism and which encode genetic information;

     o gene variation, function and expression: the variation in specific sequences of nucleotide bases found on chromosomes, called genes, that control the presence of hereditary traits; the biological function of those sequences; and the degree to which a gene's information is translated into the production of proteins within a cell; and

     o protein structure and function: the sequence of chains of amino acids, the building blocks of proteins, their 3D structures and the means by which they direct the regulation, growth and repair of cells, tissues and organs.

     Numerous   emerging   laboratory   technologies,   including  biochips  and
microarrays, are automating and accelerating the generation of much of this data. The following examples indicate the rapid increase in available data:

     o On June 26, 2000, the Human Genome Project, an international collaboration of academic and government research institutes, and Celera Genomics, each pursuing the parallel goal of deciphering the human genome, jointly announced that they had assembled the world's first working draft of the entire human genetic code, consisting of approximately 3.12 billion chemical nucleotide bases.

[GRAPHIC OMITTED]

   o GenBank, a National Institutes of Health sponsored public repository of genetic sequences of humans and over 47,000 other organisms, increased from approximately 555,000 complete sequences in 1995 to over 8.2 million complete sequences as of August 2000. GenBank's database of nucleotide bases increased from approximately 385 million bases in 1995 to over 9.5 billion bases as of August 2000. The parallel chart reflects the growth in GenBank data through August 2000.

Bioinformatic Software Efficiently Stores, Organizes and Integrates Growing Volumes of Biomolecular Data.

     A central problem now facing researchers is how to store, organize and integrate complex and rapidly growing data sets. Bioinformatic software can incorporate a relational database, enabling researchers to efficiently store, organize and search proteomic and genomic data according to the properties of relevant data objects. Bioinformatic software can also provide a user-friendly interface for efficient access to numerous in-house and Internet-based databases of biomolecular information.

Bioinformatic Software Transforms Primary Data into Useful Knowledge.

     The true value of the rapidly growing mass of genomic and proteomic data lies in the transformation of these data into advances in drug discovery and development, clinical diagnostics, agricultural production, environmental management, and industrial processes. Bioinformatic software allows researchers to incorporate proprietary and third party analytical algorithms and analysis tools to interpret and translate data into useful knowledge for application across a variety of disciplines. Bioinformatic

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

software can also automate database queries, analyses and reporting of research results. Automated analysis is important because as biomolecular databases grow, researchers must continuously update their analyses to reflect these new data.

Bioinformatic Software Facilitates Collaboration among Researchers.

     Due to the volume and complexity of biomolecular data, efficient collaboration among researchers within and across organizations is required to accelerate productivity. Within large pharmaceutical companies, related research efforts are often conducted across numerous research departments in different locations. The Human Genome Project, carried out at academic and government research institutes around the world, represents an example of inter-organizational collaboration. Internet and intranet-enabled bioinformatic software solutions such as our Vector NTI Suite and GenoMax enterprise platform serve as an information bridge allowing researchers to share data and results, collaborate in analyses and better coordinate their efforts.

Bioinformatic  Software Provides an Efficient Interface for Online Data Sources.

     Currently, researchers can access over 500 public domain databases containing genomic, proteomic and other biomolecular data over the Internet. For example, the National Center for Biotechnology Information (NCBI) provides access to GenBank and its other databases through its Internet website, which is used on average by more than 140,000 users per weekday who initiate an average of over 4 million queries per day. In addition, commercial providers of genomic, proteomic and other biomolecular data often provide customers with access to proprietary data through the Internet. Bioinformatic software can act as a researcher's interface with diverse online databases. The Internet also enables the distribution of bioinformatic software, the use of bioinformatic software maintained on remote computers, and the online purchase of products used in laboratory experiments.

MARKET OPPORTUNITIES IN BIOINFORMATICS

The Market for Bioinformatic Software is Large and Increasing.

     An August 2000 independent industry report by Front Line Strategic Management Consulting estimates the world-wide bioinformatics market, consisting of sales by providers of analytical software, enterprise systems and data, at approximately $468 million in 2000, growing to approximately $2.0 billion in 2005 and approximately $5.4 billion in 2010. We believe that this growth is being driven in part by organizations increasingly turning to external vendors of bioinformatic software solutions, allowing them to focus on their core research competencies. We believe that market growth for bioinformatic software solutions is driven by several factors common to all industries engaged in biological research, including:

     o the difficulty of managing and integrating the rapidly increasing volumes of available biomolecular data;

     o increased demand for productivity and cost efficiency by researchers engaging in biological discovery;

     o the advantages of making front-end technology investments to avoid costly failures later in the research and development process; and

     o the opportunity to claim valuable patent rights on biomolecular information underlying diseases, human behavior, agricultural productivity, environmental management, industrial processes, and other areas.

     We believe that our software products provide researchers with an efficient means by which to access disparate data sources and give them the tools to rapidly interpret, analyze and translate such data for application in numerous disciplines. Given the market opportunities created by the applications of genomic, proteomic and other biomolecular data, and the efficiency and productivity gains that can be achieved through the use of bioinformatic software, we believe that the market for our software solutions will continue to increase.

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

Target Markets for Bioinformatic Software Applications

     Bioinformatic software facilitates increased research efficiency, productivity and collaboration in the numerous disciplines that apply a data driven, genomic approach to biological discovery. In 1997, there were approximately 373,500 scientists and engineers engaged in research and development in the life sciences and related science fields, including 171,700 in commercial organizations and 201,800 in academic and government research institutions. We believe that the current and future markets for bioinformatic software products include all of the industries participating in the genomic revolution, including:

       Pharmaceutical and Biotechnology Companies. There are over 250 pharmaceutical companies and 2,000 biotechnology companies worldwide. In 1999, pharmaceutical companies are estimated to have spent approximately $20.1 billion in research and development in the United States alone. In addition, U.S. biotechnology companies are estimated to have spent approximately $9.9 billion in research and development. Current estimates suggest that over 90% of potential drug candidates fail at some point in the development process and that bringing a new drug to market costs approximately $500 million and requires an average of 15 years in development. In an effort to increase the number and quality of marketable drug candidates, pharmaceutical and biotechnology companies are increasingly moving away from the trial-and-error approach of conventional laboratory research to a more effective, data-intensive, genomic approach to drug discovery.

       Academic and Government Research Institutions. Academic and government research institutions, including the international institutions that make up the Human Genome Project, have been significant participants in biomolecular research and the advancement of genomics. Public spending on such research is expected to increase rapidly over the next several years. Government funding for the National Institutes of Health increased from $13.6 billion in 1998 to $15.6 billion in 1999. The National Institutes of Health budget, over 65% of which is expected to fund grants to researchers and support internal research efforts, is expected to reach $17.8 billion in 2000, a 14% increase over 1999.

       Agricultural, Environmental and Industrial Biotechnology Companies. Greater knowledge about plant and animal genomes may enable researchers to engineer stronger, more disease resistant plants and animals, resulting in increased farming and livestock productivity. Researchers may use such knowledge to develop more nutritious and pesticide free foods and cultivate enzymes that aid in industrial processes and environmental management. By reducing discovery and development costs, bioinformatic software may facilitate the creation and commercialization of agricultural, environmental and industrial products and technologies that might otherwise be cost prohibitive and therefore unable to gain broad market acceptance.

       Emerging Clinical Genomics Industry. Industry participants expect genomics and the study of genetic variation to play a central role in the market for clinical diagnostics and the emerging market for customized drug therapies. Through the analysis of genomic data, researchers are gaining improved understanding of disease onset and progress and are working to translate these findings into earlier-stage and more accurate diagnostic tests. In addition, researchers engaged in the emerging pharmacogenomics field are seeking to determine how the millions of tiny genetic variations among individuals impact drug response, and thereby develop a more personalized approach to medicine.

OUR SOLUTION

     In response to the challenges and market opportunities presented by the genomic revolution, we develop and deliver to our customers a portfolio of proprietary bioinformatic software products and complementary services.

     Our software products are flexible and scalable and are designed to integrate with one another. Our software products provide access to public and commercial databases and are designed to provide e-commerce connectivity with vendors of laboratory reagents for use in actual experiments. Our products are designed to be stand-alone applications or Internet-hosted applications provided through application service providers. Our current and announced product portfolio includes:

     o Vector NTI Suite, a comprehensive desktop analysis and visualization toolset for the laboratory scientist engaged in genomic and protein sequence research. Vector NTI Suite

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

       contains modules that enable researchers to store, manage, assemble and analyze biomolecular data. Vector NTI Suite is designed to reflect and simulate the workflow and analytical processes used by a laboratory researcher. Launched in 1993, Vector NTI Suite is offered for both Microsoft Windows and Apple Macintosh operating systems. To date we have sold over 9,000 licenses for Vector NTI Suite, with more than 20,000 estimated users, to over 1,300 organizations engaged in genomic research.

     o Vector Enterprise, designed for researchers working in larger groups, or who collaborate with others on sequence analysis projects. Using a shared Oracle relational database, Vector Enterprise is an enhancement to the Vector NTI Suite that allows users to share data and results in a secure environment. We anticipate commercially launching Vector Enterprise in the third quarter of 2000.

     o GenoMax, a large-scale modular, enterprise-wide data mining application that integrates multiple genomic data types and enables researchers to automate complex analysis tasks. GenoMax enables researchers to efficiently store, search, manage and analyze large amounts of biomolecular data. GenoMax facilitates research collaboration and is designed for a coordinated effort by a diverse team of scientists within or across organizations. Since its launch in late 1998, we have made 20 sales of GenoMax.

     Through the continued expansion and enhancement of our product offerings to meet the needs and preferences of our customers, we seek to establish our software products as the effective industry standard for bioinformatic solutions.

OUR ADVANTAGES

     We believe that our competitive strengths, including those listed below, position us to continue to be a global leader in bioinformatic software solutions:

Superior Products and a Broad Product Portfolio

     Benefiting from years of user feedback, we have tailored our product portfolio to meet the current and anticipated needs and preferences of biomolecular researchers. Our software solutions are flexible and scalable, can integrate with each other and can incorporate proprietary and third party analytical algorithms and data sets. Our products contain advanced analysis, visualization and simulation tools and reflect the natural workflow of the laboratory scientist. Our product portfolio includes Vector NTI Suite for individual researchers or groups of researchers, via our Dynamic License Server which provides numerous users concurrent access from a centralized server. Vector Enterprise provides a Vector NTI Suite user group with the additional advantages of a shared relational database. GenoMax is a modular enterprise platform that can scale to meet the needs of smaller biotechnology or academic customers as well as major pharmaceutical companies and research institutions. We believe that our broad product offering and the sophisticated and user-friendly functionality of our products give us a competitive advantage in the market for bioinformatic solutions.

Superior Bioinformatic Engineering Staff


     Software engineering for commercial-grade bioinformatic applications requires a high level of understanding of software programming, molecular biology and market requirements. Our development teams are guided by experts in molecular biology and include professional software engineers trained in computer science, statistics, mathematics, and physics. Our product development staff has functional expertise in C/C++, Java, MS Windows, Apple OS, UNIX, object-oriented design, system-level programming, relational database design and development (including Oracle), graphical user interface programming, bioinformatics and molecular biology. Our product development staff has played a significant role in developing a customized data delivery platform for the NCBI's GenBank, ENTREZ and PubMed/MEDLINE online genomic databases. As of September 27, 2000, we had 95 employees dedicated primarily to research and product development.


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

Large Existing Customer Franchise

     We are currently a leading provider of bioinformatic software and have attained a significant level of industry acceptance for our products. Introduced in 1993, we have sold over 9,000 licenses for our Vector NTI Suite, with more than 20,000 estimated users, to over 1,300 commercial, academic and government research institutions, including almost all major pharmaceutical companies and over 400 biotechnology companies. Since its introduction in late 1998, we have made 20 GenoMax sales to pharmaceutical, biotechnology, and academic customers, including DuPont, Pioneer Hi-Bred International, Inc., Genzyme Corporation, BASF AG, the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology and the University of Tokyo. Since October 1994, we have provided software development services to the NCBI at the National Institutes of Health, the leading public sector provider of primary genomic and biomolecular data.

Vector NTI Suite's Market Penetration which Creates Opportunities for New Products and Business Lines

     Our Vector NTI Suite represents an important strategic and competitive advantage, providing buyers with a lower cost means to validate the quality and utility of our software solutions. Moreover, our desktop and enterprise applications integrate with one another and allow researchers to share data and research results between the applications. We believe that connectivity between desktop and enterprise solutions and vendor familiarity are important factors in the selection of an enterprise solution. We believe that for many of our 1,300 Vector NTI Suite customers, these considerations will give GenoMax an important advantage over competing enterprise platforms. Of our 20 sales of GenoMax, 16 were to existing users of our Vector NTI Suite. We believe that we can leverage our significant Vector NTI Suite customer base to add revenues through new products and business lines, including additional professional services, content channeling and distribution alliances, and e-commerce offerings.

Superior Sales and Marketing Capabilities

     We have funded our growth primarily with internally generated cash flow. As a result, our sales and marketing team is focused on execution and committed to achieving leadership in the markets we serve. We have built an aggressive 54 person sales and marketing organization whose mission is to establish our products as the standard in the bioinformatics industry. In an effort to gain further market penetration and increase our brand awareness, we have co-marketed our products with technology leaders, including Compaq, Oracle, and Sun Microsystems. In August 2000, we entered into joint marketing and development agreements with Amersham Pharmacia Biotech, a life sciences technology company. We currently maintain a staff of 25 representatives to provide software implementation and integration services and technical and customer support to our existing customer base. In an effort to ensure that our development pipeline satisfies evolving market needs and preferences, leaders from our product development, implementation and support, and sales and marketing teams regularly share customer feedback.

OUR STRATEGY

     Our goal is to become the leading provider of bioinformatic software solutions and establish our products as the effective industry standard. Elements of our strategy to achieve these goals include:

Expand Our Customer Franchise Through Sales of Vector NTI Suite

     We have expanded our Vector NTI Suite customer base to over 1,300 organizations. We intend to expand and further penetrate our existing Vector NTI Suite customer base. To execute this strategy, we intend to continue to improve our technologies and introduce advanced functionality to Vector NTI Suite, including enhanced Internet connectivity. We also intend to broaden our sales and marketing efforts and establish and expand upon our co-marketing and strategic relationships in order to expand our desktop customer base.

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

Build  on  Vector  NTI  Suite's  Market  Penetration to Establish GenoMax as the
   Leading Enterprise Platform

     We intend to leverage the market acceptance of Vector NTI Suite to build recognition and penetration of our GenoMax enterprise platform. Of our 20 GenoMax sales, 16 were to existing users of our Vector NTI Suite. We are scheduled to launch our Vector Enterprise product in the third quarter of 2000, and we expect to employ a similar strategy of leveraging the existing acceptance of our Vector NTI Suite. We also intend to continue to establish strategic industry relationships that validate the effectiveness and utility of GenoMax and maximize market opportunities for our enterprise bioinformatic products.

Leverage Our Customer Base for New Business Lines

     We intend to leverage our significant customer base to add revenues through various sources including new business lines and services. These offerings include:

     Professional Services. We provide installation, integration, customization, maintenance, support and user training to our GenoMax and larger Vector NTI Suite customers on a fee for service basis. We believe that we will be able to increase market penetration and customer loyalty for our software solutions by increasing the value-added professional services that we provide to our customers.

     Channeling and Distribution Alliances. We seek to enter into alliances with selected data content and technology providers and to integrate and market their biomolecular data and specialized bioinformatic hardware along with our software products. To date, we have entered into four agreements to resell third party genomic content or technology hardware.

     e-Commerce Offerings. Vector NTI Suite allows researchers to design and simulate laboratory experiments and provides researchers with recommendations for reagents, enzymes and other specific genomic material necessary to execute actual laboratory experiments. We intend to incorporate Internet hyperlinks into Vector NTI Suite that will enable users to purchase these materials directly from partnered vendors. We expect to generate transaction fees from our partnered vendors for providing them access to our user base at the point of their research decisions.

Enhance and Expand our Technology

     We intend to continue to enhance and expand our bioinformatic software products and technology to meet evolving customer needs and preferences. We intend to aggressively attract and retain additional personnel for our research and product development group including skilled software engineers, information technology professionals and experts in molecular biology. On September 15, 2000, we commercially released GenoMax 3.0 containing significant product enhancements and we are scheduled to commercially launch our Vector Enterprise product in the third quarter of 2000. We intend to pursue opportunities to develop products for new applications, including clinical diagnostics and personalized drug therapy.

Establish Strategic Relationships to Maximize our Revenues

     We intend to enter into strategic relationships with selected partners to expand our customer base and product distribution channels, including:

     o Co-Marketing Relationships. We intend to continue to establish and expand our co-marketing relationships with leading organizations in our target markets. We believe that these relationships will significantly increase global market awareness of and receptivity to our software products. We have established co-marketing relationships with technology leaders including Compaq, Oracle, and Sun Microsystems. In August 2000, we entered into joint marketing and development agreements with Amersham Pharmacia Biotech, a life sciences technology company.

     o Internet-hosted Software Delivery Alliances. We intend to provide our customers with access to our software products through Internet-hosted services. We expect that by providing our software through an application service provider's Internet-based network, we will be able to accelerate

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

     the deployment and facilitate the management of our software solutions. In January 2000, we entered into an agreement with an application service provider and we anticipate offering our products through its Internet-based hosting network beginning in the third quarter of 2000.

Engage in Acquisitions and Strategic Investments

     Where appropriate, we will pursue acquisitions and strategic investments, both domestically and internationally, to enter new markets and accelerate the development of comprehensive solutions to our customers' needs. We believe that through acquisitions and strategic investments, we may be able to add complementary technologies, products and services, and expand our customer base.

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


OUR PRODUCT AND SERVICE LINES
----------------------------------------------------------------------------------------------------------
                               SOFTWARE PRODUCTS
----------------------------------------------------------------------------------------------------------

 VECTOR NTI SUITE: suite of desktop applications designed for individual scientists engaged in genomic and proteomic research

----------------------------------------------------------------------------------------------------------
 VERSION                MODULES                   FUNCTIONS
----------------------------------------------------------------------------------------------------------
 VECTOR NTI SUITE 6.0   VECTOR NTI                data analysis and visualization
 (released Q2 2000)     BIOPLOT                   sequence analysis
                        ALIGNX                    multiple sequence alignments
                        CONTIGEXPRESS             sequence fragment assembly
                        3D MOL                    structure analysis and visualization
----------------------------------------------------------------------------------------------------------
 VECTOR ENTERPRISE (scheduled Q3 2000):
                                                   incorporates a shared relational
                                                   database into a network of Vector
                                                   NTI Suite applications to enable
                                                   real-time collaboration among
                                                   multiple researchers in a secure
                                                   environment
----------------------------------------------------------------------------------------------------------

GENOMAX ENTERPRISE: large-scale, modular, enterprise-wide data mining and analysis application
----------------------------------------------------------------------------------------------------------
VERSIONS                MODULES                     FUNCTIONS

 GENOMAX 3.0            SEQUENCE ANALYSIS           similarity searches, sequence
 (released Q3 2000)     GENE EXPRESSION ANALYSIS    management and visualization of microarray data
                        PROTEIN 3-D STRUCTURE       analysis and prediction of protein molecular structure

FUTURE GENOMAX VERSIONS GENOME VIEWING              chromosome and expressed sequence tag (EST) mapping
                        PROTEIN-PROTEIN INTERACTION analysis of protein intracellular behavior
                        SNP ANALYSIS                genetic variation analysis
----------------------------------------------------------------------------------------------------------
                             PROFESSIONAL SERVICES

----------------------------------------------------------------------------------------------------------
SOFTWARE DEVELOPMENT                 Consulting and software development
                                     services provided under contract

 IMPLEMENTATION AND                  Software installation, integration and customization for GenoMax
 SUPPORT SERVICES                    customers
----------------------------------------------------------------------------------------------------------

                     CHANNELING AND DISTRIBUTION ALLIANCES

----------------------------------------------------------------------------------------------------------
 CONTENT CHANNELING AND             Partnerships to integrate and
 HARDWARE RESELLING                 distribute third party data content and to distribute
                                    specialized bioinformatic hardware with our software

E-COMMERCE PARTNERING               Partnerships to enable Vector NTI Suite customers to use hyperlinks to make online purchases of laboratory reagents, including those specified by Vector NTI Suite's decision support functions
----------------------------------------------------------------------------------------------------------

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

Software Products

     Our portfolio of software products currently includes our Vector NTI Suite desktop application, our Vector Enterprise product and our GenoMax enterprise platform.


 Vector NTI Suite

     Vector NTI Suite is a comprehensive, integrated analysis and visualization software toolset for scientists working with genomic and proteomic data. We launched our first desktop application in 1993 and released Vector NTI Suite 6.0, our sixth generation desktop product, in June 2000. Vector NTI Suite consists of five modules, each of which is described below:

     o Vector NTI. Vector NTI provides the desktop researcher with bioinformatic tools to create, analyze, map, manage, and graphically represent biological data. Vector NTI incorporates an object-oriented database for the storage and organization of DNA and protein sequence data and biomolecular materials used in the cloning of disparate DNA molecules called recombinant cloning. These recombinant cloning materials include vectors, plasmids, oligonucleotides, gel markers, and restriction enzymes, which can be organized and stored. The database can be sorted, customized, and searched according to the properties of relevant data objects. Vector NTI has the ability to design recombinants based on built-in biological knowledge and selected user preferences which accelerates the complex and time-consuming process of designing cloning experiments. By developing cloning strategies before performing actual laboratory work, users save valuable research time, reduce reagent costs, and enhance the prospects for a successful cloning experiment. Through its simulation function, Vector NTI recommends necessary protocols and reagents to complete the experiment. Vector NTI includes tools for cutting DNA sequences known as restriction enzyme analysis and for amplifying a DNA sequence called PCR primer design. Vector NTI also enables the study and induction of mutations known as mutagenesis analysis and the separation of DNA fragments and proteins called gel electrophoresis. Through Vector NTI's sophisticated graphical user interface, researchers can visualize their data and results of analysis.

     o BioPlot. BioPlot is a protein and nucleic acid sequence analysis tool that plots more than fifty different pre-defined physical and chemical protein analysis types and links them with feature maps and actual sequences. Amino acid scaling allows visualization of the distribution of the structural and chemical properties of amino acids along a molecular chain, providing clues as to the functional properties of protein regions or domains. These functional properties allow researchers to more quickly identify and understand regions of interest in molecules under study.

     o AlignX. AlignX allows researchers to create and edit multiple sequence alignments of proteins or nucleotides. The multi-pane view allows relevant domains in individual sequences to be linked, localized and compared in their alignment and in plots of similarity and sequence complexity, referred to as homology. AlignX integrates actively with Vector NTI and can read a multitude of data formats, a capability common to every module in the Vector NTI Suite.

     o ContigExpress. ContigExpress allows the user to take small analyzed sequence fragments, either in text format or from sequencing chromatograms, the output from automated sequencing equipment, and visually assemble them together into a longer, contiguous sequence. ContigExpress further allows the user to edit the fragments directly, with the chromatograms in full view, while it tracks all the changes made. The ability to simultaneously show sequence and trace data allows the researcher to inspect the relative intensity of the sequencing chromatogram and modify the called base, if needed.

     o 3D MOL. Released as part of Vector NTI Suite 6.0, this tool enables researchers to analyze and visualize molecule structures using numerous display modes. 3D MOL enables researchers to manipulate the 3D structure of protein and DNA sequences correlated to their constituent to amino acids and nucleotide sequences. The analytical features of 3D MOL enable researchers to measure distances and angles within molecules.

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

     Benefits of Vector NTI Suite

     The benefits of our Vector NTI Suite include:

     o Integrated Software Suite. Vector NTI Suite includes a fully searchable database template that allows researchers to store and manage DNA sequences, protein molecules, enzymes, and other biomolecular data. Vector NTI Suite allows users to perform analyses involving several integrated applications and to store and move data objects between the components of the desktop suite without reformatting between applications.

     o Open Architecture. Vector NTI Suite is offered for both Windows and Macintosh operating systems and can accommodate data in numerous text formats used in the research world including FASTA, GenBank, EMBL, SWISS-PROT, GenPept and ASCII. The software can run from a single static license for one machine or with our Dynamic License Server that can allocate a pre-defined number of users running the software on a centralized server. The Dynamic License Server creates an easily scalable environment, where the number of concurrent licenses can be set according to the expected usage.

     o Research Logic System Reflects Scientists' Natural Workflow. Vector NTI Suite eliminates many of the time-consuming laboratory design and execution processes by generating protocols and suggestions for cloning strategies, PCR primers and DNA fragment assembly called oligo design, restriction fragment analysis, mutagenesis analysis, protein and DNA/RNA analyses, multiple sequence alignments, and contig assembly. Researchers are also able to use the graphical features of Vector NTI Suite to produce presentation quality materials describing the results of their research.

     o Internet Connectivity. Vector NTI Suite provides connectivity to over 20 Internet sites for searching and importing fully annotated molecules back into Vector NTI Suite for further manipulation and analysis. Vector NTI Suite can analyze these data along with data collected from internal research as well as data from other publicly available sources. Vector NTI Suite 6.0 incorporates enhanced Internet connectivity, providing users with e-commerce capability directly through our software. We intend to enter into partnering arrangements by which this feature will allow users to purchase through the Internet reagents suggested by Vector NTI Suite and other biomolecular material necessary to conduct actual laboratory experiments.

     o Transparent Data Searching. Vector NTI Suite 6.0 allows researchers to conduct BLAST homology searches and query the ENTREZ and PubMed/MEDLINE databases at the NCBI through the desktop application without the need for a web browser. BLAST is the NCBI's basic local alignment search tool and involves the use of an algorithm to search online databases to compare any newly discovered DNA or protein sequence with known sequences. The results of this algorithm, which allows the identification of regions of similarity between sequence data, can be stored and managed by Vector NTI Suite. The ENTREZ and PubMed/MEDLINE search system allows researchers to search the NCBI databases of biomolecular data and perform scientific literature searches. Results of such searches can be stored and managed by Vector NTI Suite for later use or presentation.

     o Application Facilitates Research Collaboration. Vector NTI Suite allows researchers to share and exchange data and research results from their individual databases between several installations of Vector NTI Suite. In addition, Vector NTI Suite supports special document types that can be used as "packagers" for heterogeneous data and research results. Geographically distributed users may exchange these documents and use Vector NTI Suite's graphical viewers to visualize each others' research results.

 Vector Enterprise

     Our Vector Enterprise database software is designed for biologists working in larger research groups, or those who need to work collaboratively with others on sequence analysis projects. Vector Enterprise is an enhancement to the basic Vector NTI Suite and relies on a shared Oracle relational database to store user data and results. This product is coupled with the desktop database already

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

present in the Vector NTI Suite and permits multi-user access and data sharing across entire companies or organizations by all researchers using Vector NTI Suite, with secure data storage and analysis. We are scheduled to commercially launch the first version of Vector Enterprise in the third quarter of 2000.

 GenoMax Enterprise Solutions

     GenoMax is a large-scale, enterprise-wide, data-mining application that enables research organizations to store, manage, integrate and analyze large amounts of genomic and proteomic data from disparate sources. GenoMax incorporates proprietary and third party analytical tools that perform complex integrated analyses across multiple experiment types that are not possible on desktop programs. GenoMax relies upon our user-friendly, Java-based Research Logic interface system and maintains an open architecture that allows new tools and proprietary algorithms to be incorporated into the GenoMax framework. The GenoMax architecture supports access to the system through Intranet, wide area network or dedicated Internet connectivity, while preserving data security and integrity. GenoMax enables multiple users to collaborate in the design and execution of research ranging from molecule analysis and annotation to complex bioinformatic algorithms. The combination of a collaborative environment and sophisticated data-mining and management capabilities makes GenoMax an effective tool for coordinated genomics research.

     GenoMax was originally launched under the brand name Software Solution for Bio-Medicine in September 1998. GenoMax 3.0, which was commercially released on September 15, 2000, includes a gene sequence analysis module with functionality including database similarity searches, multiple sequence alignments, sequence annotation and visualization, and restriction enzyme analysis. GenoMax 3.0 also includes enhancements such as fully distributed computing for analyses, data management and storage in order to achieve improved scalability and to fully utilize a client's existing computing infrastructure.

  GenoMax Enterprise Solutions Modules

     The following describes modules that are included in GenoMax 3.0 as well those modules that are currently in development and expected to be included in future versions of our GenoMax enterprise solution:

     o Sequence Analysis: for database similarity searches including BLAST and FASTA, multiple sequence alignments, sequence annotation and visualization, restriction enzyme analysis, automated search agents and proprietary sequence comparison tools. This module is available as part of GenoMax 3.0.

     o Gene Expression Analysis: for management, analysis and visualization of microarray data. This module is available as part of GenoMax 3.0.

     o Protein 3D Structure: for prediction and analysis of tertiary structures of proteins including molecular structure. This module is available as part of GenoMax 3.0.

     o Genome Viewing: for visualization and analysis of chromosome maps and mapping of expressed sequence tag (EST) clusters, transcripts, and genomic sequences. This module is currently in development.

     o Protein-Protein Interactions: for analysis of protein intracellular behavior. This module is currently in development.

     o Single Nucleotide Polymorphism (SNP) Analysis: designed to manage rapidly growing volumes of data on these tiny genetic variations, this module is a key analysis tool for research in pharmacogenomics. This module is currently in development.

  Benefits of GenoMax

     The benefits of our GenoMax enterprise solution include:

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

     o Collaboration-Oriented Architecture. GenoMax is a client-server software solution that allows collaboration within and across organizations. Multiple users may simultaneously search and analyze large quantities of data and share their results. Computationally intensive algorithms run on the server side, while the results are delivered on the client side through an intuitive Java-based graphical user interface, enabling real-time feedback with the central server, other users, and with third parties. GenoMax secures research analyses behind a corporate firewall and incorporates a flexible hierarchy of user rights, giving managers control of research projects and permitting administrators to customize their security needs by adding and deleting authorized users as necessary.


     o Large-Scale Data Processing / High Throughput Research. GenoMax is designed to accommodate the needs of research institutions that analyze large amounts of genomic, proteomic and biomolecular data from multiple sources. The Oracle relational database system that is integrated into GenoMax automatically updates databases from public and subscription sources and includes alert mechanisms that notify users when new data has been imported. Data can be accessed and analyzed by researchers manually or automatically through GenoMax's High Throughput Research system which allows researchers to create sophisticated analysis protocols and apply them to process data on a 24-hour basis.


     o Flexible Bioinformatic Framework. GenoMax supports a wide range of data-mining algorithms, including BLAST, FASTA, HMM, flexible pattern search, ORF analysis, and homology blocks search. GenoMax's architecture is open, scalable, secure, and easily extended so that our customers may incorporate client-developed and publicly available algorithms and solutions. To enhance efficiency, GenoMax includes data management tools for organized storage and analysis and employs results filtering to select the most useful results according to user specifications.

Professional Services

     Software Development. As part of our growth strategy, we have developed, and intend to expand, our partnerships with genomic content providers. These relationships provide us with additional revenue opportunities, and broaden, validate, and reinforce our bioinformatic capabilities and brand recognition. Since October 1994, we have provided software development services to the NCBI, a division of the National Library of Medicine at the National Institutes of Health. NCBI maintains the world's largest databases of genomic and other biomolecular data, which are available via the Internet to all participants engaged in genetic and biological research. We have played a significant role in the development of the public content delivery interfaces for the NCBI's databases, including GenBank, ENTREZ, and PubMed/MEDLINE. Our relationship with NCBI allows us to work with the world's largest genomic and biomolecular databases, covering diverse sets of information. NCBI contracts for these services through intermediaries for whom InforMax is a subcontractor. These government contracts may be terminated on the behalf of the NCBI at any time.

     Implementation and Support Services. Our implementation and support services group provides installation, integration, customization, and maintenance support to our customers. We provide professional services on a fee for service basis for our GenoMax and larger Vector NTI Suite customers. Our implementation and support group includes professionals experienced in implementing our software in conjunction with systems manufactured by leading technology companies including Compaq, Oracle, and Sun Microsystems. We respond to requests for customer support through numerous channels. Our service group also provides training and educational programs to researchers using our products.

Channeling and Distribution Alliances.

     Content Channeling Relationships. We have entered into and intend to continue to seek distribution or reselling agreements with various biomolecular data content providers to sell subscriptions to their data sets to our GenoMax and Vector NTI Suite customers. These alliances leverage our market presence and use our software as an integration and analysis tool for the data content of our partners.

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

Through such arrangements, we seek to share in ongoing subscription content revenues and receive a portion of milestone payments and royalties resulting from end-user discoveries derived from this content. To date, we have entered into alliances with the following organizations:

     o AxCell Biosciences Corporation. In August 1999, we entered into an agreement with AxCell Biosciences, a wholly owned subsidiary of Cytogen Corporation, to market AxCell's proprietary protein-protein interaction database with our GenoMax enterprise product. AxCell is a leader in the production of protein-protein interaction data. Under this agreement, we will develop and market, on a subscription basis, a product that couples AxCell's proprietary protein databases with our GenoMax enterprise platform. Under this agreement, we will receive a portion of subscription revenues, and milestone payments and royalties associated with discoveries based on data delivered via our content platform.

     o Centre National de la Recherche Scientifique (CNRS). In March 2000, we entered into a letter of intent with CNRS, the French National Center for Scientific Research, to market CNRS's databases with our GenoMax enterprise product. CNRS maintains proprietary databases containing data on gene structure, expression, and location within the human genome. This product would be marketed on a subscription basis and we would be entitled to receive a portion of the net revenue from sales to our customers and a portion of any milestone payments and royalties. The letter of intent also provides for us to work with CNRS to establish a European Center of Excellence in Computational Genomics and Proteomics to be located in Villejuif, France.

     o Structural Bioinformatics. In August 2000, we entered into an agreement with Structural Bioinformatics, to market their proprietary three-dimensional protein structure database with our GenoMax enterprise product. Structural Bioinformatics is a leader in the production of three-dimensional protein structure data. Under this agreement, we will develop and market, on a subscription basis, a product that couples Structural Bioinformatics' three-dimensional protein structure databases with our GenoMax enterprise platform. As resellers of this data, we will receive a portion of subscription revenues.

     Hardware Reselling Alliance. We believe that we can further leverage our market presence and increase our product offerings to our customers by entering into distribution and reselling agreements with selected bioinformatic hardware companies. In March 2000, we entered into an alliance with TimeLogic Corporation to link its DeCypher genomic analysis accelerator products that speed data mining, with our GenoMax enterprise platform. Pursuant to this agreement, we will market DeCypher to our customers along with our GenoMax product and share in a portion of net revenues and maintenance fees.

     e-Commerce Opportunities. Researchers use our Vector NTI Suite to design and simulate laboratory experiments. Vector NTI Suite provides researchers with specific experimental protocols and recommendations for reagents, enzymes, and other specific genomic material necessary to execute actual laboratory experiments. To extend this functionality, we intend to incorporate Internet hyperlinks into our Vector NTI Suite product to enable users to purchase genomic products and materials relevant to their research directly from online, partnered reagent vendors. We expect to generate transaction fees from partnered vendors for providing them access to our user base at the point of their research decisions.

     In September 2000, we entered into an agreement with Incyte Genomics, Inc., a manufacturer and provider of genomic and other biomolecular databases. Under our agreement we will incorporate hyperlinks into Vector NTI Suite that will direct researchers to Incyte's website. These hyperlinks are intended to allow researchers to register with Incyte and to purchase access to certain of its genomic databases which can be used with the searching and analysis functions of our Vector NTI Suite. These hyperlinks will also enable researchers to purchase reagents from Incyte for their laboratory research. Under this agreement, we will receive a portion of the net revenues associated with sales of Incyte's database and reagent products and a fee based on the number of registrations with Incyte, each as generated through the hyperlinks to be contained in Vector NTI Suite.

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

CUSTOMERS

     We license our desktop software solutions to pharmaceutical, biotechnology and agricultural biotechnology companies, academic and government research institutions, and individual researchers. We have sold over 9,000 licenses to our Vector NTI Suite, with more than 20,000 estimated users, to over 1,300
organizations,   including   over   500   pharmaceutical,   biotechnology   and
agricultural biotechnology companies and 800 academic and government research institutions. Since its introduction in late 1998, we have made 20 sales of GenoMax. Our major customers include:


Pharmaceutical and Agricultural Biotechnology Companies
o AstraZeneca UK Limited           o E.I. du Pont de Nemours and Company               o Pioneer Hi-Bred International, Inc.
o Aventis Pharmaceuticals, Inc.    o Hoechst Marion Roussel                            o Procter & Gamble
o BASF AG                          o Johnson & Johnson                                 o Eli Lilly and Company
o Bristol-Myers Squibb Company     o Merck & Company, Inc.                             o Novartis Agribusiness
                                   o Pfizer, Inc.                                        Biotechnology Research, Inc.
Biotechnology Companies
o Amgen Inc.                       o Biofrontera Pharmaceuticals GmbH                  o Genzyme Corporation
o Aurora Biosciences Corporation   o Diversa Corporation                               o Microbia Incorporated
Academic and Government Research Institutions
o Katholieke Universiteit Leuven   o National Institutes of Health                     o University of Pennsylvania
o European Molecular Biology       o The Whitehead Institute for Biomedical Research   o Washington University in St. Louis
 Laboratory (EMBL)                 o Massachusetts Institute of Technology             o University of Tokyo

MARKETING AND SALES

     Our marketing and sales force consists of 54 employees. Our marketing team uses a variety of strategies to increase brand recognition for our products and reach a broader base of potential customers for our bioinformatic software solutions. In addition, the efforts of our service and implementation group to educate, convert, and train researchers on our enterprise and desktop products support our marketing efforts.

     Our sales force is divided into territorial revenue teams. Each territory is headed by an experienced regional sales vice president and includes a team dedicated to direct sales efforts for our GenoMax enterprise software solutions. GenoMax enterprise sales involve a significantly longer and more complex sales cycle than our desktop applications, often involving many levels of procurement and purchasing decisions by a customer organization.

     Each territorial revenue team also includes a tele-sales team focused on sales of our Vector NTI Suite of desktop applications. Historical experience shows the typical sales cycle to be 30 to 60 days from an indication of interest to a purchase order. In addition, Vector NTI Suite consists of a number of component modules, which allows us to market to new users at a low initial price and sell additional modules later. We also offer flexible licensing alternatives that allow us to price consistently across customer organizations of different sizes.

CO-MARKETING ALLIANCES

     In connection with our sales and marketing efforts, we seek to establish strategic alliances and co-marketing relationships to accelerate market penetration of our bioinformatic software. We believe that purchasers of bioinformatic software often look to market leaders in technology to keep them abreast of possible emerging industry standards. We also believe that customers often select technology leaders because of a perception that there is a reduced risk in making a technology commitment. We have established relationships with the following leaders in the technology industry:

     o Compaq. We jointly market our software products with Compaq technology and benefit from a financing arrangement in which Compaq leases computer hardware that is coupled together with our software to its customers. This turnkey approach reduces financial barriers, and streamlines the installation of our enterprise software solutions by pre-loading it onto Compaq

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

       servers. Compaq also has agreed to feature our GenoMax enterprise software in its Center for Excellence in Bioinformatics, one of its technology demonstration sites targeted to the biotechnology industry. In June 2000, we jointly conducted a nine-city seminar series with Compaq on enhanced biological data mining and integrated genomic analysis.

     o Oracle. We jointly market our software products with Oracle databases and cooperate in the re-selling of Oracle database technology. We are also working with Oracle to streamline the installation of our enterprise software solutions and maximize the functionality and cooperative features of our technologies.

     o Sun Microsystems. We jointly market our software products in connection with the sale of Sun Microsystems servers to industry participants. Sun also has agreed to install our GenoMax enterprise platform in one of its key technology demonstration sites.

     Web-based Provision of Bioinformatic Software Applications. In January 2000, we entered into an alliance with an application service provider specializing in Internet-hosted research informatics solutions for the biopharmaceutical market, to offer our GenoMax and Vector NTI Suite software solutions as Web-based, hosted applications. We expect that by providing our software through an application service provider, we will be able to accelerate the deployment and facilitate the management of our software solutions. We intend to begin providing our bioinformatic software solutions through this Internet-hosted method in late 2000.

STRATEGIC COLLABORATION WITH AMERSHAM PHARMACIA BIOTECH


     In August 2000, we entered into a strategic relationship with Amersham Pharmacia Biotech under which we will jointly develop and market an expanded version of GenoMax to provide an enterprise-wide data analysis system for pharmaceutical and biotechnology companies for integrating and analyzing data from genomics, proteomics and drug screening production laboratories. The primary use of the data analysis system is to enable pharmaceutical and biotechnology companies to accelerate and lower the cost of development of new drugs and therapies. Under the agreement establishing this relationship, we will jointly own, with Amersham, the jointly developed code for the data analysis system and all related intellectual property rights. In connection with this relationship, we have granted a license to Amersham for its internal use of our GenoMax software, as part of the data analysis system. The relationship has a 20-year term.

     Under the agreement, we will receive a portion of the revenues resulting from the sale, license or maintenance fees associated with the jointly-developed data analysis system. We will receive 60% of the license and maintenance fees for every license of the data analysis system to a life science or biotechnology company whose principal place of business is outside of the United States, Canada and Western Europe, or any such company whose principal place of business is in the United States, Canada or Western Europe and had revenues among the top fifty life science and biotech companies for the last calendar year (the "Life Sciences Market"). We will receive 80% of the license and maintenance fees for every license of the data analysis system to a life science or biotechnology company whose principal place of business is in the United States, Canada and Western Europe that did not have revenues among the top fifty life science and biotech companies for the last calendar year (the "Biotech Market"). In the event that, in connection with the marketing of the jointly developed data analysis system, a customer elects to purchase our software on a standalone basis and not as part of the data analysis system, we will pay Amersham a one-time fee equal to 10% or 15% of the license fee for our software depending upon whether the customer is in the Biotech Market or the Life Sciences Market. We will recognize revenues from the sale of our standalone products that result from joint marketing of the data analysis system on a gross basis equal to the license fee of our software and will record the one-time fee equal to 10% or 15% of the license fee as a cost of sale. Amersham will also pay us a portion of any recurring annual maintenance fees for the relevant markets above equal to the percentages described above.


     The agreement prohibits either party from contacting a customer that was initially approached to market the data analysis system for the purpose of selling one of its standalone products or services, until the earlier of the date such customer states that it is not interested in licensing the data analysis system or a date six months from the initial presentation of the data analysis system to such customer.

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

     We have agreed to use commercially reasonable efforts to develop the data analysis system in accordance with mutually agreed upon specifications. If we do not use commercially reasonable efforts to develop the data analysis system, Amersham can terminate the agreement. The agreement can also be terminated prior to the end of the term by mutual agreement of the parties or by one party upon a breach by the other party.

     We are required to provide certain training and customer support functions in connection with the jointly developed data analysis system.

     In connection with this strategic relationship, Amersham purchased 950,747 shares of our Series B preferred stock, which are convertible into 1,587,747 shares of common stock, for aggregate proceeds to us of $10 million in cash.

RESEARCH AND DEVELOPMENT


     Recruiting and retaining skilled personnel for our research and product development group is a critical component of our current and future competitive success. As of September 27, 2000, we had 95 employees dedicated primarily to research and product development. Our research and development team consists of applications and systems programmers, database administrators, and bioinformatics designers, numerous of which have experience in both computer science and molecular biology. To date, we have not encountered any significant turnover in our research and product development group, and we believe that our products and services have benefited from this level of continuity. Our research and development expenditures in 1997, 1998, and 1999 were $0.4 million, $1.2 million, and $2.6 million, respectively, and approximately $2.5 million for the first six months of 2000.


     Our research and product development group possesses core competencies in C/C++, Java, MS Windows, Apple OS, UNIX, object-oriented design, system-level programming, relational database design and development, including Oracle, graphical user interface programming, bioinformatics, and molecular biology. Our team has a significant level of aptitude in working with a wide array of biomolecular data, including DNA and protein sequences and structures, gene expression, genetic maps, protein-protein interaction, and SNPs. We continue to enhance our existing products in an effort to expand their functionality and utility. Our research and product development team seeks to develop new products that use computational methods to further understand biological processes and enable users of genomic data to realize efficiency and productivity gains.

COMPETITION

     We   believe  that  the  principal  competitive  factors  in  the  evolving bioinformatic software industry include:

     o functionality and ease of use of software products;

     o rapid incorporation of technological and biomolecular innovations;

     o product flexibility, scalability, and integration;

     o level of customer service, product implementation, and support functions;

     o existing market penetration and brand awareness;

     o alliances with strategic partners and technology market leaders; and

     o price.

     We face, or expect to face, competition for market leadership from industry participants, including:

     o third party commercial software vendors;

     o bioinformatic developers;

     o internal  bioinformatics   departments  of  some  of  our  customers  and
       potential customers;

     o organizations engaging in the provision of Internet-hosted, bioinformatic software; and

     o companies facilitating Internet-based e-commerce between participants in our industry.

     We believe that we compete most often with LION biosciences, NetGenics, Compugen, Genomica, DNA Star, Rosetta Inpharmatics, DoubleTwist and GCG, a division of Oxford Molecular being sold to Pharmacopeia. We intend to compete with such organizations on the basis of pricing, scope of products and services, functionality of products, quality of service, strength of organization and support and training.

     We believe that in response to existing and future market opportunities, there is a strong likelihood of additional market participants. Many of our current and potential competitors have longer operating histories, stronger name recognition, and significantly greater financial, technical, and marketing resources than we do. As a result of these advantages, these competitors may be better able to adopt more aggressive pricing policies and better positioned to respond to changes in customer preference or technology.


INTELLECTUAL PROPERTY

     We believe that the proprietary protection of our bioinformatic software products is critical to the success of our business and our ability to compete effectively. We rely upon a combination of trade secret, patent, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions to protect our proprietary rights in our products, technology, and processes. In January 2000, Dr. Vadim Babenko, our Chief Technology Officer, assigned to us an application for a United States patent directed to InforMax's approach to integrated access to biomedical resources. Dr. Babenko has previously assigned to us two copyrights relating to our Vector NTI Suite of desktop applications. To date, we have been issued U.S. trademark registrations for the marks InforMax and Double Helix Design, Vector NTI, AlignX and BioPlot. We have filed trademark applications in the U.S. for the marks GenoMax, InforMax, the InforMax Double Helix Logo Design, HTR, HTR Partners Program, SSBM, ContigExpress, High-Throughput Research, and Software Solution for Bio-Medicine, among others. In addition, we have filed trademark applications in the European Community Trademark Office ("CTM") for the marks AlignX, BioPlot, Vector NTI Suite, ContigExpress, Software Solution for Bio-Medicine
(SSBM). We have pledged our trademarks to PNC Bank, National Association as a security for the facilities under our loan agreement.

     Two oppositions to our CTM trademark application for Vector NTI Suite have been filed. We have negotiated a settlement of one opposition and are in the process of negotiations to settle the other opposition. We believe that an amicable settlement can be reached.

     Additional trademark registrations in France for the marks Align.X, Vector.NTI, and Software Solution For Bio-Medicine, among others, are in the process of being assigned to us by our wholly-owned French subsidiary.

     We believe that the source code for our proprietary software solutions is protected under applicable copyright and trade secret law in the United States. Comparable and effective copyright and trade secret protection may not be available in each country where we distribute our products.

     We regularly enter into confidentiality agreements with our employees, consultants, and strategic partners and generally seek to control access to and distribution of our software, documentation, and other proprietary information. We may nonetheless be subject to unauthorized access to, and use of, our software products. In addition, third parties may be able to develop technology substantially similar to our existing and future software solutions. These events could materially affect our business, financial condition and results of operations.

EMPLOYEES


     As of September 27, 2000, we had 205 full-time employees, including 95 employees primarily engaged in research and product development, 54 in sales and marketing and 25 in implementation and support. We believe that our future success will depend in part on our continued ability to attract and retain qualified personnel. Competition for these personnel is intense, and there can be no assurance that we will be successful in attracting or retaining these personnel in the future. None of our employees is currently represented under a collective bargaining agreement, and we consider relations with our employees to be good.

FACILITIES


     We lease approximately 24,400 square feet of office space for our current headquarters in Rockville, Maryland for approximately $620,000 per year, subject to an annual three percent rent escalation. The term of this lease expires in July 2006. In September 2000, we entered into a sublease for approximately 36,190 square feet of office space for our new headquarters in Bethesda, Maryland. The rent for this space is approximately $1,357,125 per year, subject to an annual two and one half percent rent escalation during the term. The term of this sublease expires on October 31, 2012. We maintain additional offices in Annapolis, San Francisco, Denver, and Oxford, England, and have sales representatives in Boston and Bonn, Germany.


LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                  MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers, key employees and directors, and their ages as of the date of this prospectus, are as follows:


NAME                             AGE  POSITION
------------------------------- ----- -----------------------------------------------------
Alex Titomirov, Ph.D ..........  40   Chairman of the Board of Directors, President and
                                      Chief Executive Officer
James Bernstein, M.D ..........  61   Director, Chief Operating Officer and Executive Vice
                                      President, Strategic Development
Vadim Babenko, Ph.D ...........  38   Chief Technology Officer and Senior Vice President,
                                      Research and Product Development
Joseph Lehnen .................  40   Chief Financial Officer
Timothy Sullivan ..............  40   Senior Vice President, Marketing and Sales
Richard Melzer ................  44   Vice President, Global Sales
Dean Goddette, Ph.D ...........  42   Vice President, Marketing
Peter Covitz, Ph.D ............  35   Director of Implementation and Support Services
Hooks Johnston ................  38   Director
Harry D'Andrea ................  44   Director
Andrew Whiteley ...............  42   Director
Wei Wu He, Ph.D ...............  35   Director

----------
     Alex Titomirov, Ph.D., is the founder of InforMax and has served as our President, Chief Executive Officer and Chairman of the Board of Directors since our inception in 1990. Dr. Titomirov is also the Chairman of the Board of Directors of RealTimeHealth.com, Inc., a development stage company monitoring genetic profiles over the Internet. Prior to founding InforMax, Dr. Titomirov participated in research on the developmentally regulated expression of mammalian cells for gene targeting at the Laboratory of Mammalian Genes and Development at the National Institutes of Health. Upon his arrival in the United States in 1989, Dr. Titomirov served as a visiting scientist at the Department of Microbiology at Columbia University. While in the former Soviet Union, Dr. Titomirov served as Group Leader of a research team in the field of DNA transfer technology at the Institute of Molecular Biology in Moscow, and served as Head of Theoretical Seminars at the Laboratory of Functional
Morphology of Chromosomes. Dr. Titomirov has also served as a member of the Grant Committee of the Russian Academy of Sciences and an instructor at the Moscow Physical Technical Institute. Dr. Titomirov earned his Ph.D. in Molecular Genetics in 1986 from the Institute of Cytology, Russian Academy of Sciences in St. Petersburg, Russia, and his M.S. in Molecular Genetics in 1982 from St. Petersburg State University.

     James Bernstein, M.D., has served as a director since our inception and as our Chief Operating Officer and Executive Vice President of Strategic Development since 1998. Dr. Bernstein is a founder and director of Age Wave, L.L.C., a holding company that develops businesses driven by population aging, and Chairman of Age Wave Impact, Inc., a relationship marketing company focusing on the 50+ population. From 1995 to 1997, Dr. Bernstein served as a consultant at Age Wave, L.L.C. From 1989 to 1994, Dr. Bernstein was engaged in the development of a private company for the distribution of pharmaceuticals and over-the-counter medicines in the former Soviet Union. Dr. Bernstein is a founder and former Chief Executive Officer of General Health, Inc., an information publishing company in the field of health risk assessment and management. Dr. Bernstein has served as a special consultant to the National Heart, Lung and Blood Institute of the National Institutes of Health with a focus on disease prevention, control and physician education. Prior to his tenure at NIH, he was a Deputy Director of the Georgetown University Health Policy Center. From 1972 to 1974, Dr. Bernstein headed the office of the Chairman of the Board of Supervisors of San Diego County, California. Prior to his government service, Dr. Bernstein was a research associate and Assistant to the President of the Salk Institute. Dr. Bernstein received his M.D. in 1964 from Cornell University Medical College and his Bachelor's degree in 1960 from Harvard University.

     Vadim Babenko, Ph.D., has served as our Chief Technology Officer and Senior Vice President of Research and Product Development since our inception in 1990. Dr. Babenko directs our research and product development team, having designed our first product offering and directed all subsequent enhancements. Before arriving in the United States from the former Soviet Union, Dr. Babenko was the Development Team Leader at GenInform, Inc., Moscow, where he designed and managed development of software for genetic engineering simulation. Prior to this, he served for five years as a Senior Scientist at the Institute of Molecular Genetics at the Soviet Academy of Sciences conducting research on genetic data analysis, protein and DNA modeling, and computer simulation of biological processes using artificial intelligence techniques. Dr. Babenko has managed a number of research groups, led several international collaborations, and authored over 30 publications in the fields of bioinformatics and artificial intelligence. Dr. Babenko also held an appointment as a Senior Scientist at the Institute of Informatic Problems where he developed original methods for applying systems to medical diagnostics and decision making. Dr. Babenko earned a Ph.D. in biophysics in 1990, a Master's degree in Theoretical Physics in 1985, and a Bachelor's degree in Automatics and Telemechanics in 1983, each from the Moscow Institute of Physical Technology. He was cited Outstanding Young Scientist in 1989 at the Soviet Academy of Sciences, Outstanding Researcher in 1987 by the Soviet Association of Artificial Intelligence, and Best Student Researcher in 1984 by the Moscow Institute of Physical Technology.

     Joseph Lehnen has served as our Chief Financial Officer since January 1999. Prior to joining InforMax, Mr. Lehnen spent eight years as an investment banker with J.P. Morgan & Co., working with health care sector clients ranging from early-stage companies to Fortune 100 corporations. His experience as an investment banker included financing transactions in the public and private markets, merger and acquisition execution, industry analysis, strategic advisory work and financial risk analysis. Prior to his tenure at J.P. Morgan, Mr. Lehnen held positions as an aide in the U.S. Senate and as a radar design engineer for Litton Industries' defense contracting division. Mr. Lehnen received a Master's degree in public policy from Harvard University in 1989, a Master's degree in physics from Yale University in 1985 and a Bachelor's degree in physics from Santa Clara University in 1982.

     Timothy  Sullivan  has  served  as our Senior Vice President of Marketing &
Sales since January 1999. Prior to joining InforMax, Mr. Sullivan held positions in product management, alliance management, and major accounts management at Manugistics, Inc., a supply-chain decision support software vendor, from 1995 to 1999. Prior to his tenure at Manugistics, Mr. Sullivan served as product manager at TSI Software International, an electronic commerce vendor, from 1993 to 1995. Mr. Sullivan previously served as a management consultant with Andersen Consulting and Booz-Allen & Hamilton. Prior to entering the private sector in 1988, Mr. Sullivan was a Platoon Commander in the United States Marine Corps. He received an M.B.A. in Marketing in 1992 and a Bachelor's degree in Classics in 1984, each from Columbia University.

     Richard Melzer has served as our Vice President of Global Sales since January 2000. Mr. Melzer previously served as our enterprise account manager from April 1999 to December 1999. Prior to joining InforMax, Mr. Melzer served as a senior account manager for Manugistics, Inc., a supply-chain decision support vendor, from April 1994 to March 1999. From April 1984 to March 1994, Mr. Melzer served in a number of positions including Vice President and Managing Director of European, Middle Eastern and African operations and Vice President of Sales and Operations for DISC, Inc., a NYNEX Company that sold application software to major banks, corporations and insurance companies. Mr. Melzer received Bachelor's degrees in International Relations and Multinational Enterprise from the Wharton School of the University of Pennsylvania in 1978.

     Dean Goddette, Ph.D., has served as our Vice President of Marketing since June 2000. Prior to joining InforMax, Dr. Goddette held positions including Vice President of Marketing and Sales and Vice President of Bioinformatics with Structural Bioinformatics, Inc. from August 1998 to June 2000. From December 1993 to August 1998, Dr. Goddette held positions including Manager of central U.S. and Canada sales and Senior Product Manager for Tripos, Inc., a pharmaceutical and biotechnology software and services company. Dr. Goddette received a Ph.D. in Biochemistry from Washington University School of Medicine in 1996 and a Bachelor's degree in Protein Biophysics from the University of Connecticut in 1980.

     Peter Covitz, Ph.D, has served as our Director of Implementation and Support Services since September 1999. Dr. Covitz coordinates our software integration, customization, maintenance, support and training efforts. Prior to joining InforMax, Dr. Covitz led the microarray gene expression software team at Molecular Applications Group, a bioinformatic software company, from September 1998 to August 1999. From March 1997 to August 1998, Dr. Covitz served as a senior product scientist for Incyte Pharmaceuticals, Inc. where he worked with the development of a classification system for their sequence databases. Dr. Covitz received a Ph.D. in Microbiology from Columbia University in 1993 and a Bachelor's degree in Biology from Colgate University in 1986.

     Hooks Johnston has served as a director since June 1999. Mr. Johnston has been Managing Director of FBR Technology Venture Partners, a venture capital investment firm, since December 1998. From November 1997 to December 1998, Mr. Johnston served as the President of Descartes Systems Group, a leading supply chain software company, which he assisted in taking public in early 1998. From September 1995 to November 1997, Mr. Johnston served as the President and Chief Executive Officer of Roadshow International, Inc., a transportation software company that was acquired by Descartes. From August 1993 to September 1995, Mr. Johnston was the Chief Operating Officer of ALG, Inc., a design, pre-press and web development services company. Mr. Johnston currently serves on the boards of directors of Intranets.com, Inc., MarketSwitch Corporation, B2Emarkets, Inc., Shop2u, Inc., Radiowave.com, Inc., Collaborex, Inc., Global Logistics Technologies, Inc. and Shelflink, Inc. Mr. Johnston received an M.B.A. from Harvard Business School in 1988, and a Bachelor of Science degree in Applied Mathematics and Economics from Brown University in 1984.

     Harry D'Andrea has served as a director since June 1999. Mr. D'Andrea has been the Chief Financial Officer of Advanced Switching Communications, Inc., a telecommunications equipment provider, since June 1999. From August 1998 to June 1999, Mr. D'Andrea served as Chief Financial Officer of Call Technologies, inc., a telecommunications software provider. From June 1997 to July 1998, Mr. D'Andrea served as Chief Financial Officer of Yurie Systems, Inc., a provider of networking and telecommunications equipment. In 1996, Mr. D'Andrea served as Chief Financial Officer of American Communications Services, Inc., now e.spire Communications, Inc., a telecommunications service provider. Prior to that Mr. D'Andrea served as Executive Vice President, Chief Financial Officer and Treasurer of Caterair International Corporation, a provider of catering services for commercial airlines. Mr. D'Andrea currently serves on the board of directors of Coagulation Diagnostics, Inc. Mr. D'Andrea received an M.B.A. in Finance from Drexel University in 1980 and a Bachelor's degree in Foreign Service from Pennsylvania State University in 1978.

     Andrew Whiteley has served as a director since August 2000. Mr. Whiteley has been the Vice President of Bioinformatics for Amersham Pharmacia Biotech, Inc., a provider of integrated drug discovery solutions, since January 2000. From October 1997 to December 1999, Mr. Whiteley served as Vice President of Amersham Pharmacia Biotech's sequencing business. For a portion of the period above, Mr. Whiteley also served as site director for Amersham International PLC's Cleveland facility. From April 1995 to March 1997, Mr. Whiteley was the head of Amersham International's group marketing. Mr. Whiteley serves on the board of directors of Cimarron Software Services, Inc. and Imaging Research, Inc. Mr. Whiteley received Bachelor's degrees in Chemistry and BioChemistry from Nottingham University in the U.K. in 1980.

     Wei-Wu He, Ph.D., has served as a director since August 2000. Since March 2000, Dr. He has served as the General Partner of Emerging Technology Partners, L.L.C., a venture capital fund he founded that is dedicated to investing in genomics technology companies. In 1996, Dr. He founded OriGene Technologies Inc., a provider of genomics technologies for the pharmaceutical industry and served as President from June 1996 to March 2000. From 1993 to 1996 Dr. He was a scientist at Human Genome Sciences, Inc. and prior to that he was a research fellow at Massachusetts General Hospital. Additionally, Dr. He serves on the Board of Directors of numerous organizations such as the Chinese Pharmaceutical Association, of which he was elected President in 2000, the Scientific Advisory Board of F & S Inc., the Monte Jade Association, and Aptus Genomics Inc. Dr. He received his Ph.D. in Molecular Biology from the Baylor College of Medicine in 1991 and a Bachelor's degree in Biochemistry from Nanjing University in 1985. Dr. He also received an M.B.A. from The Wharton School of the University of Pennsylvania in 1999.

BOARD STRUCTURE

     Our bylaws currently provide for a board of directors consisting of not more than seven members, to be fixed from time to time by our board of directors. All directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. Messrs. Johnston, D'Andrea and Whiteley were elected to the board of directors under a voting agreement among us, FBR Technology Venture Partners II, LP, Amersham Pharmacia Biotech and our other principal stockholders. This voting agreement will terminate upon completion of this offering.

     In accordance with the terms of our amended and restated certificate of incorporation to be effective upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms, following the completion of this offering:

     o Class I, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2001;

     o Class II, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2002; and

     o Class III, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2003.

As a result, only one class of directors will be elected at each annual meeting of stockholders of InforMax with the other classes continuing for the remainder of their respective terms. Mr. D'Andrea and Dr. He have been designated as Class I directors; Mr. Johnston and Dr. Bernstein have been designated as Class II directors; and Dr. Titomirov and Mr. Whiteley have been designated as Class III directors. These provisions in our amended and restated certificate of incorporation may have the effect of delaying or preventing changes in control or management of InforMax.


BOARD COMMITTEES

     We have two standing committees: a compensation committee and an audit committee. The compensation committee currently consists of Messrs. Johnston and D'Andrea. The compensation committee:

     o reviews and approves the compensation and benefits for our executive officers and grants stock options under our equity incentive compensation plan; and

     o makes recommendations to the board of directors regarding these matters.


     The audit committee consists of Messrs. Johnston, D'Andrea, and He. The audit committee:

     o makes recommendations to the board of directors regarding the selection of independent auditors;

     o reviews the results and scope of the audit and other services provided by our independent auditors; and

     o reviews and evaluates our audit and control functions.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of InforMax serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION OF DIRECTORS

     Directors do not receive cash compensation for their service on our board of directors or any board committee. In 1999, we granted Mr. D'Andrea an option to purchase 25,050 shares of our common stock at an exercise price of $0.30. Such options are subject to conditions relating to vesting and continued participation on our board of directors. We reimburse non-employee directors for their reasonable expenses incurred in connection with their attendance at meetings of our board of directors and board committees and may in the future issue options to non-employee directors upon:

     o appointment, election, or re-election to the board; and

     o each anniversary thereof if he or she continues to serve as a director.


SCIENTIFIC ADVISORY BOARD

     We have recruited a scientific advisory board consisting of individuals with expertise in genomics, bioinformatics, information technology and pharmaceutical discovery. Our scientific advisory board was assembled during the second quarter of 2000 and we anticipate consulting with our scientific advisory board regarding industry and scientific developments.

                     NAME                                    POSITION AND ORGANIZATION
--------------------------------------------- ------------------------------------------------------
Michael N. Liebman, Ph.D, Chairman .......... Global Head, Computational Genetics, Roche
                                              Biosciences
Jacquelyn S. Fetrow, Ph.D ................... Chief Scientific Officer, GeneFormatics, Inc.

Lawrence M. Kauvar, Ph.D .................... President, Trellis Bioinformatics, Inc.

Doron Lancet, Ph.D .......................... Professor of Neurogenomics, Weizmann Institute
                                              Crown Human Genome Center

F. Raymond Salemme, Ph.D .................... President and Chief Scientific Officer, 3-Dimensional
                                              Pharmaceuticals, Inc.

John N. Weinstein, M.D., Ph.D ............... Group Chief of National Cancer Institute, National
                                              Institutes of Health

Arthur L. Williams, Ph.D .................... Executive Director Pharmaceutical Development
                                              Informatics, Bristol-Myers Squibb

George Maalouf, Ph.D ........................ Vice President of Bioinformatics, NeoGenesis Drug
                                              Discovery, Inc.

Charles Auffray, Ph.D ....................... Director of Research, Centre Nationale de la
                                              Recherche Scientifique

Wei Wu He, Ph.D ............................. General Partner, Emerging Technologies, L.L.C.

KEY MAN INSURANCE

     We maintain "key man" life insurance in the amount of $2,000,000 on each of Dr. Titomirov and Dr. Babenko, with proceeds payable to us.

EMPLOYMENT AGREEMENTS

     On August 14, 2000, Dr. Alex Titomirov provided us a commitment letter regarding his continued service with us. Under the commitment letter, Dr. Titomirov agreed to devote to us at least a majority of his professional working time for a period equal to the longer of (1) 18 months from the date of this prospectus, provided such date does not extend beyond August 14, 2003, or (2) August 14, 2002. This commitment is conditioned on his salary continuing at a rate not less than his current salary and his receipt of bonuses commensurate with those received by our other senior management. Dr. Titomirov has further agreed that for a period of two years after he ceases to be an officer, employee or 10% holder of our outstanding shares, he will not directly render services for any business engaged in such business activities that we are involved in at the time of his termination or which are anticipated and have been approved by our board of directors by that time. Dr. Titomirov has also agreed that for such two year period he will not hire or attempt to hire any of our employees, or persons that were employed by us during the one year period prior to his ceasing to be an officer, employee or 10% holder of our outstanding shares.

     In July 2000, we entered into an employment agreement with Vadim Babenko, to serve as our Chief Technology Officer through July 14, 2002. The term of Dr. Babenko's employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Dr. Babenko's salary was set at $285,000 per year, with eligibility for increases and bonuses as determined by the Chief Executive Officer and our board of directors. In the event that Dr. Babenko's employment is terminated by us without cause, he will receive a lump sum payment of an amount equal his then effective annual salary. Dr. Bakenko has agreed not to compete with us or solicit our employees during the term of our agreement and for a period of two years following the termination of this agreement.

     In April 1999, we entered into an employment agreement with Joseph Lehnen, to serve as our Chief Financial Officer and Senior Vice President through December 31, 2002. The term of Mr. Lehnen's employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Mr. Lehnen's initial salary was set at $150,000 per year, with eligibility for bonuses and stock options as determined by the Chief Executive Officer and our board of directors. In the event that Mr. Lehnen's employment is terminated by us without cause, or terminated by Mr. Lehnen as a result of our breach of his employment agreement, he will receive an amount equal to fifty percent of his salary and bonus for the previous 12 month period. In the event that Mr. Lehnen's employment is terminated without cause upon, or within one year of, a change of control of our company, he will receive an amount equal to his salary and bonus for the previous 12 month period. In the event that Mr. Lehnen is terminated for cause or voluntarily resigns without breach by us of our agreement, he has agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment.

     In April 1999, we entered into an employment agreement with Timothy Sullivan, to serve as our Senior Vice President, Marketing and Sales, through March 31, 2003. The term of Mr. Sullivan's employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Mr. Sullivan's initial salary was set at $150,000 per year plus monthly commissions of one percent of that month's software license and professional services revenues. In the event that Mr. Sullivan's employment is terminated by us without cause, or terminated by Mr. Sullivan as a result of our breach of his employment agreement, he will receive an amount equal to fifty percent of his salary and earned commissions for the previous 12 month period. In the event that Mr. Sullivan's employment is terminated without cause upon, or within 180 days of, a change of control of our company, he will receive an amount equal to his annual salary and earned commissions for the previous 12 month period. In the event that Mr. Sullivan is terminated without cause, other than upon a change of control, or Mr. Sullivan terminates his employment as a result of our breach of his employment agreement, he has agreed not to compete with us or solicit our employees for a period of six months following the cessation of his employment. In the event that Mr. Sullivan's employment is terminated for any other reason, he has agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment.

EXECUTIVE COMPENSATION

     The following table sets forth compensation awarded to, earned by, or paid to our Chief Executive Officer and the four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1999.

                          SUMMARY COMPENSATION TABLE



                                                                               LONG-TERM
                                           ANNUAL COMPENSATION               COMPENSATION
                                 ---------------------------------------   ----------------
                                                                              SECURITIES
                                                                              UNDERLYING
NAME AND PRINCIPAL POSITION       YEAR          SALARY           BONUS          OPTIONS
------------------------------   ------   -----------------   ----------   ----------------
Dr. Alex Titomirov,              1999        $  300,757          0            6,512,833
 Chief Executive Officer and
   Chairman of the Board of
   Directors
Dr. Vadim Babenko,               1999        $  200,000          0            2,672,000
 Chief Technology Officer and
   Senior Vice President
Dr. James Bernstein,             1999        $  225,000          0            1,753,500
 Chief Operating Officer and
   Executive Vice President
Joseph Lehnen,                   1999        $  145,000(1)    $35,000           584,500(2)
 Chief Financial Officer
Timothy Sullivan,                1999        $  222,747(3)       0              626,250(4)
 Senior Vice President,
   Marketing and Sales

(1) Under the terms of his April 1999 employment agreement Mr. Lehnen's annual salary is $150,000.

(2) Does not include 167,000 options granted on January 1, 2000.

(3) Includes $72,747 in commissions based on the sale of our software products.

(4) Does not include 292,250 options granted on January 1, 2000.

OPTIONS GRANTS DURING 1999

     All of the following stock options were granted under our equity incentive plan and are exercisable for shares of our common stock. The percentages below are based on a total of 14,932,487 shares subject to options we granted during the year ended December 31, 1999 to our employees, directors, and consultants, including the executive officers named in the Summary Compensation Table.

     The exercise price per share of each option is equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable value is based on an assumed initial public offering price of $15.00 per share, the midpoint of the offering range. The calculations below assume that the price of our common stock increases from the date of grant until the end of the ten-year option term at the assumed 5% and 10% rates. These assumed rates are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect future stock price growth. The actual value realized may be greater or less than the assumed rates illustrated in the table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                          NUMBER OF     PERCENT OF                                      POTENTIAL REALIZABLE
                           SHARES          TOTAL       EXERCISE                           VALUE AT ASSUMED
                         UNDERLYING       OPTIONS        PRICE                          ANNUAL RATES OF STOCK
                           OPTIONS      GRANTED TO        PER       EXPIRATION         PRICE APPRECIATION FOR
                           GRANTED       EMPLOYEES       SHARE         DATE                  OPTION TERM
                        ------------   ------------   ----------   ------------   ---------------------------------
                                                                                         5%               10%
NAME
Dr. Alex Titomirov       6,512,833          43.6%       $ .30       3/20/2009      $157,176,930      $251,435,322
Dr. Vadim Babenko        2,672,000          17.9%       $ .30       3/20/2009      $ 64,484,497      $103,155,598
Dr. James Bernstein      1,753,500          11.7%       $ .30       3/20/2009      $ 42,317,951      $ 67,695,861
Joseph Lehnen              584,500           3.9%       $ .30       3/24/2009      $ 14,105,984      $ 22,565,287
Timothy Sullivan           626,250           4.2%       $ .30       3/24/2009      $ 15,113,554      $ 24,177,093


AGGREGATE OPTION EXERCISES DURING 1999 AND YEAR-END OPTION VALUES

     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by each of the executive officers named in the Summary Compensation Table as of December 31, 1999.

     The value realized represents the difference between the fair market value of the shares as of December 31, 1999, based on the assumed fair market value of $15.00 per share, and the exercise price of the option.

                             NUMBERS OF SECURITIES
                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-THE-
                                  OPTIONS AT                     MONEY OPTIONS AT
                                FISCAL YEAR END                  FISCAL YEAR END
                        -------------------------------   ------------------------------
                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
Dr. Alex Titomirov        6,512,833               0       $95,742,545                0
Dr. Vadim Babenko         3,340,000               0       $44,296,000                0
Dr. James Bernstein       1,780,220               0       $26,178,140                0
Joseph Lehnen               347,049         237,451(1)    $ 5,101,828       $3,490,672
Timothy Sullivan            169,602         456,648(1)    $ 2,493,251       $6,712,999


(1) Subsequent to December 31, 1999, the vesting of the covered options has been accelerated such that all options are currently exercisable by Messrs. Lehnen and Sullivan.

EQUITY INCENTIVE COMPENSATION PLAN

     Administration

     We established our equity incentive compensation plan, as amended, in order to provide incentives for our eligible officers, employees, directors, and consultants to improve our business results, by giving such persons an opportunity to acquire or increase their proprietary interest in us. Our plan also better enables us to attract, retain, and reward talented and skilled personnel.

     Our plan may be administered by our board of directors or a board committee. Subsequent to this offering, our plan will be administered by the compensation committee of our board of directors, which will include at least two "disinterested persons," for purposes of Rule 16b-3 under the Exchange Act, and "outside directors," within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The administrator has authority to take all actions and make all determinations required or provided for under our plan, including:

     o determination of the terms of any options or other awards granted;

     o the exercise price of the option or other award;

     o the number of shares subject to each option or other award;


     o the exercisability and vesting thereof;

     o and the form of consideration payable upon such exercise.



Moreover, the administrator may rescind, modify or waive certain limitations or conditions associated with a grant under the plan so as to accelerate the exercise period. Currently, the total number of shares of our common stock authorized for use by the plan is 8,179,000. As of September 27, 2000, 50,100 shares of restricted stock and 5,054,542 options exercisable for common stock were outstanding pursuant to incentive awards under the plan. As of September 27, 2000, we also had outstanding 50,100 shares of restricted stock and options to purchase 8,530,103 shares of common stock.


     Stock Options

     The plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of non-qualified stock options. The exercise price of all incentive stock options granted under our plan must be at least equal to 100% of the fair market value of the shares underlying the options on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. Under our plan, an option will constitute an incentive option only to the extent that the aggregate fair market value of the underlying stock, at the time of the option grant, does not exceed $100,000. The exercise price of any stock options issued under our plan may not be less than the par value of the underlying common stock. The term of options issued under our plan may not exceed ten years.

     Restricted Stock

     Under our plan, the administrator may grant to such eligible individuals shares of our restricted common stock, subject to the recipient's both paying not less than the par value of such common stock and attaining or completing any performance objectives and service requirements upon which such grant is conditioned. Upon the recipient's non-payment of the price specified for the shares, failure to attain the performance objectives prior to expiration of the specified period, or termination of employment without having satisfied the service requirement, the shares of restricted stock, or the appropriate portion thereof, will be forfeited and will again be available for reissuance under the terms of our plan.

     Transferability

     Options and other awards granted under our plan are generally not transferable by the recipient. Awards granted under the plan must generally be exercised within six months after a recipient's death or permanent and total disability, but in no event later than the expiration of the option's term. Except as may be provided by the administrator in the option agreement or restricted stock agreement, upon termination of employment or service, other than by reason of death or permanent and total disability, shares of restricted stock and options that have not become vested under the plan will terminate and the recipient thereof will have no further right to purchase the covered shares of common stock. Upon the termination of the recipient's employment or service for any reason, we will have the right, for a period of 180 days following such termination, to repurchase any or all of the shares acquired by the recipient pursuant to an incentive award under the plan at either the fair market value of such shares on the date of termination, or a lower price as specified in an agreement at the time of grant.

     Change in Capitalization, Merger or Sale

     The number and price of shares covered by outstanding stock options and restricted stock awards granted under the plan will be proportionately adjusted, as determined by our board of directors, to take into account any recapitalization, stock split, reverse stock split, stock dividend, combination, exchange or reclassification of shares or similar event. The plan provides that if we:

     o liquidate, dissolve, merge, consolidate or reorganize with another company in which we are not the surviving entity;

     o sell substantially all of our assets to another company; or

     o approve a transaction that results in any person or entity owning 80% or more of the voting power of all classes of our stock, other than existing stockholders at the time our plan was approved, and their affiliates, then all options outstanding under the plan will terminate if the option is not assumed by the surviving corporation, its parent or subsidiary, or if such entities do not substitute another award reflecting an appropriate adjustment to the number and price of such covered shares. In the event that the option is terminated as a result of the transactions above, the holder will be given an opportunity to exercise the vested portion of the option immediately prior to the option's termination.

                             CERTAIN TRANSACTIONS

SERIES B CONVERTIBLE PREFERRED STOCK FINANCING

     On August 16, 2000, we sold 950,747 shares of our Series B preferred stock to Amersham Pharmacia Biotech, Inc. in connection with the creation of our strategic relationship. We sold the preferred stock at approximately $10.52 per share, for aggregate proceeds to us of $10 million in cash. We expect to use the proceeds for general working capital purposes. These shares will automatically be converted into 1,587,747 shares of our common stock immediately prior to the closing of this offering, with an aggregate value of $23,816,212, assuming an initial offering price of $15.00 per share. Andrew Whiteley, one of our directors, is the Vice President of Bioinformatics of Amersham Pharmacia Biotech.

     In connection with the sale of preferred stock, we amended and restated our investor rights agreement to grant certain registration rights to Amersham. In the event that we are able to effect a short form registration, Amersham, subject to certain conditions, may require us to file such a registration statement. In addition, Amersham is entitled to certain piggyback registration rights by which it can, subject to certain circumstances, include shares of its common stock in a registration statement filed by us. Amersham's short form and piggyback registration rights terminate when all of its shares can be sold under Rule 144 in any 90 day period. The investor rights agreement also contains certain restrictions on Amersham's ability to transfer its shares of our stock.


     In connection with the sale of our Series B preferred stock, we entered into a 20 year strategic relationship with Amersham Pharmacia Biotech under which we will jointly develop and market an expanded version of GenoMax to provide an enterprise-wide data analysis system for pharmaceutical and biotechnology companies for integrating and analyzing data from genomics, proteomics and drug screening production laboratories.



SERIES A CONVERTIBLE PREFERRED STOCK FINANCING

     On June 22, 1999, we sold 2,161,265 shares of our Series A preferred stock to FBR Technology Venture Partners II, LP, at approximately $1.85 per share, for aggregate proceeds to us of $4 million in cash. The proceeds were used for general working capital purposes. These shares will automatically be converted into 3,609,312 shares of our common stock immediately prior to the closing of this offering, with an aggregate value of $54,139,680 assuming an initial offering price of $15.00 per share. Hooks Johnston, one of our directors, is a managing director of FBR Technology Venture Partners, the general partner of FBR Technology Venture Partners II, LP.

     In connection with the sale of our Series A preferred stock, we entered into an investor rights agreement with FBR Technology Venture Partners II, LP, which was amended and restated in August 2000, with respect to the granting of certain registration rights. FBR was granted demand registration rights pursuant to which it may, subject to certain conditions, and beginning 180 days from the date of this prospectus, require us to file a registration statement on its behalf covering shares of its common stock on not more than two occasions. These rights expire five years from the date of this prospectus. In the event that we are able to effect a short form registration, FBR, subject to certain conditions, may require us to file such a registration statement on up to four occasions. In addition, FBR is entitled to certain piggyback registration rights by which it can, subject to certain circumstances, include shares of its common stock in a registration statement filed by us. FBR's short form and piggyback registration rights terminate when all of its shares can be sold under Rule 144 in any 90 day period or if FBR's ownership falls below 1% of our outstanding shares.

     The investor rights agreement also contains certain restrictions on FBR's ability to transfer its shares of our common stock.

OTHER RELATED PARTY TRANSACTIONS

     In 1999, Dr. Titomirov, our President and Chief Executive Officer, personally guaranteed an equipment loan facility of ours in the amount of $125,000. The outstanding balance was paid in full in 1999.

     In 1999, Dr. Titomirov personally guaranteed a line of credit of ours in the amount of $400,000. The outstanding balance was paid in full in 1999.

     In April 1999, we loaned $65,000 to Dr. Titomirov. The amount of the loan was secured by a promissory note to be repaid upon the fifth anniversary of the date of the loan. Interest accrued at the prime rate as reported in The Wall Street Journal plus 1% and was due and payable on each anniversary until the balance of the note was paid in full. The funds were loaned to Dr. Titomirov for payment of federal and state income taxes. The principal and interest due thereon associated with this note were fully repaid in July 2000.

     In June 1999, we granted Mr. D'Andrea, one of our directors, an option to purchase 25,050 shares of our common stock at an exercise price of $0.30 per share. Such options are subject to conditions relating to vesting and continued participation on our board of directors.

     In March 2000, Dr. Titomirov entered into a private transaction for the sale of 835,000 shares to FBR Technology Venture Partners II, LP at $5.99 per share. In March 2000, Dr. Titomirov and Dr. Babenko, our Chief Technology Officer, entered into a private transaction with certain of the Weiss, Peck & Greer entities disclosed in the "Principal Stockholders" table for the sale of 584,500 and 668,000 of their shares of common stock, respectively, at $5.99 per share. In June 2000, Drs. Titomirov and Babenko entered into a private transaction for the sale of 835,000 and 275,550 of their shares of common stock, respectively, at approximately $6.37 per share to Paul Capital Partners VI Holdings. In connection with these transactions, Paul Capital Partners VI Holdings and the Weiss, Peck & Greer entities became parties to our non-preferred holder rights agreement and received certain registration rights. In the event that we are able to effect a short form registration, we may be required to file such a registration statement on not more than two occasions. In addition, we granted certain piggyback registration rights by which the parties to the non-preferred rights agreement can, subject to certain circumstances, include shares of their common stock in a registration statement filed by us. These short form and piggyback registration rights terminate five years from the date of this prospectus. In addition, such rights shall earlier terminate if the shares of a party to the agreement can be sold under Rule 144 in any 90 day period or if their share ownership falls below a certain level.

     In  June  2000,  we  sold  156,954  shares  of  our common stock to ETP/FBR
Genomic Fund, LP, at $6.37 per share, for aggregate proceeds to us of $1 million in cash. ETP/FBR Genomic Fund's general partner is ETP/FBR Genomic
Venture Capital Partners, LLC which is controlled by Emerging Technology Partners, LLC. ETP/FBR Genomic Fund, LP is a recently formed venture capital fund that intends to invest primarily in companies involved in genomics technology. Dr. Wei Wu He, one of our directors, is the General Partner of Emerging Technology Partners, LLC, a venture capital fund he founded. Dr. He was one of the first employees at Human Genome Sciences, Inc. Dr. He has assisted us with marketing our GenoMax product. We believe that a relationship with ETP/FBR Genomic Fund, LP will be an important strategic benefit in the future. A limited partner of ETP/FBR Genomic Fund, LP is under common ownership with FBR Venture Capital Managers, Inc., the beneficial owner of our outstanding shares of Series A stock for which Hooks Johnston, one of our directors, serves as the Managing Director. In August 2000, Dr. Bernstein entered into a private transaction with ETP/FBR Genomic Fund, LP for the sale of 83,900 shares of common stock, at $6.30 per share. In connection with these transactions, ETP/FBR Genomic Fund, LP joined as a party to our non-preferred holder rights agreement and received certain registration rights described above.


     In September 2000, ETP/FBR Genomic Fund, LP purchased an aggregate of 300,000 shares of our common stock at $11.00 per share from existing stockholders and option holders, including purchases of 65,000 shares from Dr. Bernstein, 45,000 shares from Dr. Babenko, 35,000 shares from Mr. Sullivan, our Senior Vice President of Marketing and Sales, and 35,000 shares from Mr. Lehnen, our Chief Financial Officer. Each of Messrs. Bernstein, Babenko, Sullivan and Lehnen exercised vested options in order to deliver shares to ETP/FBR Genomic Fund, LP under these agreements. The options exercised by Messrs. Bernstein, Babenko, Sullivan and Lehnen amounted, in each case, to less than 5% of their respective vested options.


     We believe that the terms of each of the transactions described in this section are no less favorable to us than that we could have obtained from disinterested third parties.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of September 27, 2000 for:

     o each person, entity, or group known by us to own beneficially more than 5% of our outstanding common stock;

     o each named executive officer and each of our directors; and

     o our directors and executive officers as a group.

     Unless otherwise indicated, the address of each person identified is c/o InforMax, Inc., 6010 Executive Boulevard, 10th Floor, Rockville, MD 20852.

     The percentages shown are based on 13,657,720 shares of common stock outstanding prior to this offering as of September 27, 2000, and 18,657,720 shares of common stock outstanding after this offering. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Pursuant to Rule 13d-3 under the Exchange Act, shares of common stock that a person has the right to acquire pursuant to the exercise of stock options held by that holder that are exercisable within 60 days of September 27, 2000 are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.



                                                    SHARES BENEFICIALLY
                                                           OWNED             SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING            AFTER OFFERING
                                                  ------------------------   -------------------------
            NAME OF BENEFICIAL OWNER                 NUMBER       PERCENT       NUMBER        PERCENT
-----------------------------------------------   ------------   ---------   ------------   ----------
Alex Titomirov, Ph.D.(1) ......................    6,112,200        34.1%     6,112,200         26.7%
FBR Venture Capital Managers, Inc.(2) .........    4,444,312        32.5%     4,444,312         23.8%
 1001 19th Street
 Arlington, VA 22209
Hooks Johnston(3) .............................    4,444,312        32.5%     4,444,312         23.8%
Vadim Babenko, Ph.D.(4) .......................    2,434,950        15.2%     2,434,950         11.6%
James Bernstein, M.D.(5) ......................    1,948,619        12.7%     1,948,619          9.6%
Amersham Pharmacia Biotech, Inc.(6) ...........    1,587,747        11.6%     1,587,747          8.5%
 800 Centennial Avenue
 P.O. Box 1327
 Piscataway, NJ 08855-1327
Weiss, Peck & Greer, LLC(7) ...................    1,252,497         9.2%     1,252,497          6.7%
 One New York Plaza
 New York, New York 10004
Paul Capital Partners VI Holdings(8) ..........    1,110,550         8.1%     1,110,550          6.0%
 50 California Street
 Suite 3000
 San Francisco, CA 94111
Timothy Sullivan(9) ...........................      881,830         6.1%       881,830          4.5%
Joseph Lehnen(10) .............................      716,500         5.0%       716,500          3.7%
Harry D'Andrea(11) ............................        5,010           *          5,010            *
Andrew Whiteley ...............................           --          --             --           --
Wei Wu He(12) .................................      540,856         4.0%       540,856          2.9%
All directors and executive officers as a group
 (9 persons)(13) ..............................   17,084,277        72.8%    17,084,277         60.0%


----------
*  Represents less than 1% of the outstanding shares of common stock.

(1)  Includes 4,258,333 shares issuable upon exercise of vested options.

(2) Includes 2,161,265 shares of our Series A preferred stock to be converted into 3,609,312 shares of common stock immediately prior to the closing of this offering. All shares held by FBR/TVP II Employee Fund, L.P., FBR/TVP II Employee Fund II, L.P., FBR/TVP II Employee Fund III, L.P., FBR Technology Venture Partners II, L.P., and FBR Technology Venture Partners II (QP), L.P. FBR Venture Capital Managers, Inc. is the general partner of each of the limited partnerships. Mr. Johnston, one of our directors, is the Managing Director of FBR Venture Capital Managers, Inc.

(3) Represents shares held by FBR/TVP II Employee Fund, L.P., FBR/TVP II Employee Fund II, L.P., FBR/TVP II Employee Fund III, L.P., FBR Technology Venture Partners II, L.P., and FBR Technology Venture Partners II (QP), L.P. FBR Venture Capital Managers, Inc. is the general partner of each of the limited partnerships. Mr. Johnston is a Managing Director of FBR Venture Capital Managers, Inc.

(4)  Includes 2,351,450 shares issuable upon exercise of vested options.

(5) Includes 1,631,319 shares issuable upon exercise of vested options, 417,500 of which are held by family trusts over which Dr. Bernstein has voting and dispositive power.

(6) Includes 950,747 shares of our Series B preferred stock to be converted into 1,587,747 shares of common stock immediately prior to the closing of this offering. Mr. Whiteley, one of our directors, is a Vice President of Amersham Pharmacia Biotech, Inc.

(7) Represents (a) 71,966 shares held of record by WPG Networking Overseas Master Fund, L.P., (b) 343,360 shares held of record by WPG Institutional Software Fund, L.P., (c) 300,902 shares held of record by WPG Raytheon Networking Fund, L.P., (e) 318,211 shares held of record by WPG Raytheon Software Fund, L.P., (f) 170,964 shares held of record by WPG Software Fund, L.P., (g) 45,424 shares held of record by WPG Networking QP Fund, L.P., and (h) 1,670 shares held of record by Raj Mehra. Messrs. Raj Mehra and Ben Taylor are the general partners of each of the entities identified in (a) through (g) above and share voting and dispositive power for these shares.

(8) The general partner of which Paul Capital Partners VI is Paul Capital Management, Inc. LLC, of which Bryon T. Sheets is the manager.

(9)  Includes 881,830 shares issuable upon exercise of vested stock options.


(10) Includes 686,500 shares issuable upon exercise of vested stock options.

(11) Includes 5,010 shares issuable upon exercise of vested stock options.

(12) Represents 540,856 shares held by ETP/FBR Genomic Fund, LP, which is controlled by Emerging Technology Partners, LLC, of which Dr. Wei Wu He is the General Partner.

(13) Includes 9,814,442 shares issuable upon exercise of vested stock options.

                         DESCRIPTION OF CAPITAL STOCK

     At the time of the closing of this offering, our authorized capital stock will consist of 120 million shares, including:


     o 100 million shares of common stock, par value $0.001 per share, 18,657,720 of which will be outstanding upon completion of this offering; and


     o 20 million shares of preferred stock, par value $0.01 per share, none of which will be outstanding upon completion of this offering.

The following is a summary of various provisions of our common stock and preferred stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, where such rights are set forth in full, and the provisions of applicable law.

COMMON STOCK


     As of September 27, 2000, there were 8,460,661 shares of common stock issued and outstanding and held of record by 68 stockholders. An additional 5,197,059 shares of our common stock will be issued upon the automatic conversion of all outstanding shares of our preferred stock immediately prior to the closing of this offering. There will be 18,657,720 shares of common stock outstanding after giving effect to the sale of the shares of common stock offered hereby. See "Shares Eligible for Future Sale" for information regarding the number of shares of common stock underlying outstanding options.


     Voting Rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors.
Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

     Dividends. Holders of our common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any priority dividend rights of any preferred stock we may issue in the future. We do not intend to pay cash dividends on our common stock for the foreseeable future. This is because we intend to retain our cash for working capital and to finance our planned growth. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs, and future prospects. If our board of directors were to change our dividend policy, so long as we have any amount outstanding under our credit facilities with PNC Bank, National Association, we would be required to obtain PNC Bank's written consent prior to the declaration or payment of such dividends.

     Liquidation Rights. If we are liquidated, dissolved, or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of our preferred stock then outstanding before we may make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our preferred stock.

     Other Rights. No shares of our common stock are subject to redemption by us. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock.

     All of our shares of our common stock to be outstanding after this offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK


     As of September 27, 2000, there were 3,112,012 shares of our redeemable convertible preferred stock authorized, 2,161,265 of which were designated Series A preferred stock and 950,747 of which were designated Series B preferred stock, each issued and outstanding. Immediately prior to the closing of this offering, all of our outstanding shares of preferred stock will be converted into shares of our common stock.

     Our amended and restated certificate of incorporation authorizes our board of directors to create and issue preferred stock from time to time in one or more classes or series. In creating and issuing a class or series of preferred stock, our board of directors, without further vote of our stockholders, may determine the exact terms of the class or series, including the following:

     o the number of shares constituting the series and the distinctive designation of the series;

     o the dividend rate on the shares of the series; whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

     o whether the series will have voting rights in addition to the voting rights provided by law, and if so, the terms of the voting rights;

     o whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

     o whether the shares of the series will be redeemable, and, if so, the dates, terms, and conditions of redemption;

     o whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

     o the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up and the relative rights or priority, if any, of payment of shares of the series.

REGISTRATION RIGHTS

     FBR Technology Venture Partners II, LP, Amersham Pharmacia Biotech, each of the Weiss, Peck & Greer entities disclosed in the "Principal Stockholders" table, Paul Capital Partners VI Holdings, PNC Bank, National Association, Raj Mehra, ETP/FBR Genomic Fund, LP and three accredited investors have certain registration rights as to the 8,541,276 shares of common stock or warrants to acquire common stock they will own upon the closing of this offering. FBR is entitled to certain demand registration rights pursuant to which it may require us to file a registration statement under the Securities Act with respect to their shares of common stock. Beginning on the date 180 days from the effectiveness of our registration statement in connection with this offering, FBR may, subject to certain conditions, require us to use our best efforts to effect a registration statement on their behalf on not more than two occasions. In the event that we are able to register our shares through use of a short-form registration under the Securities Act, FBR, Amersham, WPG, Paul Capital, ETP/FBR Genomic Fund, LP and the accredited investors may, subject to certain conditions require that we register their shares on such form, provided that we have not filed a short form registration within 12 months of the date of the demand. FBR is permitted up to four short form registration demands, while WPG, Paul Capital, ETP/FBR Genomic Fund, LP and the three accredited investors together are permitted up to two short form registration demands. Amersham does not have a similar limit with regard to its short form registration rights.

     In the event that we propose to register any of our securities for sale under the Securities Act, except for certain employee benefit plans or as part of certain corporate reorganizations, each of the stockholders above are entitled to notice of such registration and to "piggyback" onto and include its shares in that registration. These registration rights are subject to conditions and limitations, including the right of our underwriters to limit the number of shares included in such offering and our right to delay registration because it would be seriously detrimental to us and our stockholders. All registration rights above terminate not later than five years from the date of effectiveness of our registration statement in this offering, except for FBR and Amersham's respective "piggyback" and short form registration rights which terminate when all shares held by the investor can be sold under Rule 144 in any 90 day period, or in the case of FBR, if FBR's ownership of our stock falls below 1% of our then outstanding shares. We are generally responsible for the costs and expenses of all such registrations. We are required to obtain the consent of the holders of two-thirds of FBR and Amersham's shares prior to the granting of equal or more favorable registration rights to any third party.

SHAREHOLDERS' AGREEMENT

     We are party to a shareholders' agreement with Drs. Titomirov and Bernstein, the "Founders," certain individual shareholders who together with the Founders are referred to as the "Individual Parties", and each of the Weiss, Peck & Greer entities noted in the Principal Stockholder table. Unless terminated in writing, the agreement continues in effect until the earlier of the date on which all our common stock is owned by one of the parties to the agreement or such date on which more than 50% of our outstanding shares of common stock are registered under the Securities Act. The agreement provides that so long as the Founders continue to hold shares of common stock, have not departed from InforMax and are able to perform services for InforMax of at least 15 eight-hour days during any six month period, the Individual Parties will vote all of their shares to elect each of the Founders to our board of directors. The shareholders' agreement contains certain restrictions on transfer that limit the ability of the parties to sell, transfer, or otherwise dispose of their shares. The agreement provides that upon any separation from InforMax of an Individual Party, we and the remaining Individual Parties have a six-month option to purchase all, but not less than all of the separated party's shares. A separation from InforMax includes, for example, disability, death, resignation or termination other than for cause. If we terminate the employment of any Founder for cause, we and the remaining Individual Parties will have a six month option to purchase any or all of the terminated Founder's shares. The Individual Parties may not sell, transfer or otherwise dispose of their shares to a third party without giving the other parties notice of their intent to sell, and a right of first refusal to purchase all, but not less than all, of such shares on the same terms. Transfer of shares to third persons, including family members, is permitted, provided such persons become bound by the terms of the agreement. During the term of the agreement, and for a period of two years after its termination, the Individual Parties have agreed not to compete, directly or indirectly, with us in the development and licensing of our bioinformatic software. In connection with a private sale transaction, Paul Capital was assigned certain rights and assumed all obligations and responsibilities as a shareholder party under the shareholders' agreement with regard to its shares of common stock purchased from Dr. Titomirov.

DIRECTORS' LIABILITIES

     As permitted by the Delaware General Corporation Law, as amended, the "DGCL," our certificate of incorporation limits the liability of our directors to our company or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for director's breach of fiduciary duty other than liability:

     o for any breach of the director's duty of loyalty to our company or our stockholders,

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     o under Section 174 of the DGCL, or

     o for any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted under the DGCL, all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

ANTI-TAKEOVER PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

     We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with some exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock.

     Immediately prior to completion of this offering, our charter documents also will contain provisions that may have the effect of delaying or preventing changes in control or management of InforMax, which could have an adverse effect on the market price of our common stock. For example, our charter documents will contain a provision eliminating the ability of stockholders to take actions by written consent. In addition, our amended and restated certificate of incorporation to be effective immediately prior to completion of this offering provides that the board of directors will be divided into three classes, each serving staggered three-year terms, following the completion of this offering:

     o Class I, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2001;

     o Class II, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2002; and

     o Class III, whose initial term will expire at the annual meeting, or special meeting held in lieu of an annual meeting, of stockholders held in 2003.

As a result, only one class of directors will be elected at each annual meeting of stockholders of InforMax, with the other classes continuing for the remainder of their respective terms.

     Our amended and restated certificate of incorporation permits our board of directors to issue up to 20 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. Issuances of our preferred stock could have the effect of delaying, deferring or preventing a change in control, as removal of our board of directors and management may be rendered more difficult. Issuances of our preferred stock may have a negative impact on the ability of our stockholders to participate, if applicable, in a tender offer or exchange offer for the common stock, which would diminish the value of our common stock.

     Further, our issuance of preferred stock also could decrease the amount of any earnings and assets available for distribution to the holders of common stock or could negatively affect the rights and powers, including voting rights, of the holders of the common stock.

     Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the board of directors, or a majority of the board of directors will be able to call a special meeting. The bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. These provisions may delay or prevent changes of control or management.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, or even the possibility of future sales, could reduce the prevailing market price of our common stock. As described below, only a limited number of shares of common stock currently held by our stockholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale. Sales of substantial amounts of common stock in the public market after the restrictions lapse could negatively affect the prevailing market price and our ability to raise equity capital in the future.



     Upon the closing of this offering, 18,657,720 shares of our common stock will be outstanding based on the number of shares of our preferred stock and common stock outstanding as of September 27, 2000, and assuming no exercise of the underwriters' over-allotment option. Of these shares, the 5,000,000 shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by an "affiliate" of ours as such term is defined in the Securities Act. The remaining 13,657,720 shares of common stock were issued and sold by us in private transactions and are "restricted securities" that are eligible for public sale only if registered under the Securities Act or sold in compliance with Rule 144 under that Act.


     All of our officers, directors, and certain shareholders, including all holders of 1.5% or more of our outstanding shares, have signed lock-up agreements, in which they agreed that they will not, directly or indirectly, offer, sell, or agree to sell, or otherwise dispose of any shares of our common stock or other securities without the prior written consent of Bear, Stearns & Co. Inc., for a period of 180 days from the date of this prospectus.

     Rule 144. In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any earlier owner except an affiliate, will be entitled to sell within any three month period a number of shares that do not exceed the greater of:



     o 1% of the number of shares of our common stock then outstanding, which will equal approximately 186,577 shares immediately after this offering; or



     o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). Under Rule 144(k) of the Securities Act as currently in effect, a person who is not one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any earlier owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

     Registration Rights. As described above, holders of 8,541,276 shares of our common stock, or warrants to acquire common stock, that are restricted securities will be entitled to certain registration rights covering their shares. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration, except for shares purchased by affiliates.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors, other than affiliates, who purchases or receives shares from us in connection with our equity incentive plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144. Affiliates will be able to sell such shares under Rule 144 without compliance with its holding period requirements.

     Stock Options. Following this offering we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock underlying options held by our officers, directors and employees, including shares reserved for issuance under our equity incentive compensation plan. The registration statement on Form S-8 will become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under that registration statement will, subject to limitations applicable to affiliates, be available for sale in the open market after the filing, except those shares subject to lock-up agreements and unvested shares.

                                 UNDERWRITING

     Subject to the terms and conditions provided in an agreement among the underwriters and us, the underwriters named below, through their representatives Bear, Stearns & Co. Inc., U.S. Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc., have severally agreed to purchase from us the aggregate number of shares of our common stock indicated opposite their names below:


                                                       NUMBER
UNDERWRITER                                           OF SHARES
--------------------------------------------------   ----------
         Bear, Stearns & Co. Inc. ................
         U.S. Bancorp Piper Jaffray Inc. .........
         Adams, Harkness & Hill, Inc. ............


         Total ...................................


     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all the above shares of our common stock if any are purchased.

PUBLIC OFFERING PRICE

     The underwriters propose to offer the shares of our common stock directly to the public at the offering price indicated on the cover page of this prospectus and at that price less a concession not in excess of $ ______ per share of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess of $______ per share of common stock to other underwriters or to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

     The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us, and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                               TOTAL
                                                                  --------------------------------
                                                                       WITHOUT           WITH
                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                      ----------- ---------------- ---------------
Public offering price ...............................    $             $                $
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us ....................

     The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

     We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $ 1,200,000.

OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES

     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 750,000 additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as provided on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

INDEMNIFICATION AND CONTRIBUTION

     The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, including liabilities arising from material misstatements or omissions in connection with disclosure, or will contribute to payments that the underwriters may be required to make in respect of those liabilities. The underwriters have agreed to indemnify us against liabilities specified in the underwriting agreement under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the underwriters, the underwriters have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


LOCK-UP AGREEMENTS

     Our directors and officers and certain stockholders, including all holders of 1.5% or more of our outstanding shares, have agreed that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or convertible securities without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus.

     In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly:

     o issue, offer, sell, grant any option, warrant or other right to purchase or otherwise dispose of any shares of common stock or convertible securities,

     o pledge, make any short sale or maintain any short position, establish or maintain a put position,

     o enter into any swap, derivative transaction or other arrangement that transfers to another any of the economic consequences of ownership of common stock, or

     o otherwise dispose of any common stock or convertible securities or any interest in our common stock or convertible securities.


     During this lock-up period, we may, however, issue, and grant options to purchase, shares of common stock and restricted stock under our equity incentive compensation plan, so long as the recipients of any such shares are themselves subject to the 180 day lock-up. During this lock-up period, subject to various conditions, we may also issue additional common stock or securities convertible into common stock in connection with collaborative and licensing arrangements or to pay for possible acquisitions, so long as the recipients of such securities are also subject to the 180 day lock-up period.


NASDAQ NATIONAL MARKET QUOTATION


     Before this offering, there has been no public market for our common stock. As a result, the initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Our common stock has been approved for listing on the Nasdaq National Market, under the symbol "INMX." We cannot assure you, however, that an active or orderly trading market will develop for our common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial offering price.



STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

     The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


DIRECTED SHARE PROGRAM

     At our request, the underwriters have reserved for sale at the initial public offering price up to 250,000 shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, vendors and related persons. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                                 LEGAL MATTERS

     Certain legal matters, including the legal validity of the shares of common stock we are offering, will be passed upon for us by our counsel, Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Coudert Brothers, New York, New York. A partner of Hogan & Hartson L.L.P. beneficially owns 56,359 shares of our common stock.


                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act covering the shares of our common stock offered by this prospectus. The registration statement contains certain exhibits and schedules described in this prospectus. While the information contained in this prospectus is complete in all material respects, the full text of contracts or documents that are filed as exhibits to the registration statement are available for your review, excluding portions for which confidential treatment has been granted by the Securities and Exchange Commission. A copy of our registration statement, including the exhibits and schedules, may be read and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Also, the Securities and Exchange Commission maintains an Internet site at http://www.sec.gov, from which you can electronically access our registration statement, including the exhibits and schedules attached to it.

     As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We intend to fulfill these requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                           PAGE
                                                                                          -----
Independent Auditors' Report ............................................................ F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999 and as of
 June 30, 2000 -- actual and proforma, (unaudited) ...................................... F-3
Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 (unaudited) ............... F-5
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended
 December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000 (unaudited)  F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 (unaudited) ............... F-7
Notes to Consolidated Financial Statements .............................................. F-10

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
InforMax, Inc. and Subsidiary
Rockville, Maryland

We have audited the accompanying consolidated balance sheets of InforMax, Inc. and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InforMax, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP


McLean, Virginia


June 7, 2000, except for Note 16, paragraphs six, seven, eight, nine, ten, eleven, twelve, thirteen, fourteen and fifteen as to which the dates are June 19, 2000, June 23, 2000, June 29, 2000, June 30, 2000, July 7, 2000, August 16,
2000, September 8, 2000, September 11, 2000, September 21, 2000 and September 26, 2000, respectively.

                                INFORMAX, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                       DECEMBER 31,                     JUNE 30, 2000
                                               -----------------------------   --------------------------------
                                                                                                   (PRO FORMA)
                                                    1998            1999            ACTUAL          (NOTE 2)
                   ASSETS                      -------------   -------------   ---------------   --------------
                                                                                 (UNAUDITED)       (UNAUDITED)
Current assets:
 Cash and cash equivalents .................    $  295,669      $1,398,937       $ 2,090,541      $12,090,541
 Accounts receivable (net of allowance for
   doubtful accounts of $15,000 at December
   31, 1998 and 1999 and $20,000 at June 30,
   2000 (unaudited)), respectively .........     1,550,328       2,640,485         3,666,023        3,666,023
 Income tax receivable .....................             -         122,446                 -                -
 Deferred tax asset ........................       581,353         676,379            52,872           52,872
 Prepaid expenses ..........................             -         222,473           192,157          192,157
 Deferred offering costs ...................             -               -           373,740          373,740
 Other current assets ......................         9,435          28,837            35,731           35,731
                                                ----------      ----------       -----------      -----------
    Total current assets ...................     2,436,785       5,089,557         6,411,064       16,411,064
                                                ----------      ----------       -----------      -----------
Property and equipment:
 Computer equipment ........................       434,669       1,060,435         1,684,488        1,684,488
 Purchased software ........................         4,340          58,306           118,822          118,822
 Office furniture and equipment ............        46,236         537,908         1,063,212        1,063,212
 Leasehold improvements ....................             -         155,122           243,316          243,316
                                                ----------      ----------       -----------      -----------
                                                   485,245       1,811,771         3,109,838        3,109,838
 Less: Accumulated depreciation and
   amortization ............................      (114,426)       (375,472)         (717,989)        (717,989)
                                                ----------      ----------       -----------      -----------
    Property and equipment - net ...........       370,819       1,436,299         2,391,849        2,391,849
                                                ----------      ----------       -----------      -----------
Other assets:
 Deposits ..................................        10,883          67,996            81,519           81,519
 Loan to shareholder .......................             -          69,360                 -                -
 Deferred tax asset ........................        64,341         601,500         1,225,007        1,225,007
                                                ----------      ----------       -----------      -----------
    Total other assets .....................        75,224         738,856         1,306,526        1,306,526
                                                ----------      ----------       -----------      -----------
Total assets ...............................    $2,882,828      $7,264,712       $10,109,439      $20,109,439
                                                ==========      ==========       ===========      ===========

                See notes to consolidated financial statements.

                                INFORMAX, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                       DECEMBER 31,                   JUNE 30, 2000
                                                               ----------------------------- -------------------------------
                                                                                                                PRO FORMA
                                                                    1998           1999           ACTUAL         (NOTE 2)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                 ------------- --------------- --------------- ---------------
                                                                                               (UNAUDITED)     (UNAUDITED)
 Accounts payable ............................................  $  391,477    $    404,016    $  1,145,226    $  1,145,226
 Accounts payable to related parties .........................      23,325          21,806         352,847         352,847
 Accrued liabilities .........................................     341,972         933,125         484,488         484,488
 Line of credit ..............................................     200,000         550,000       1,650,000       1,650,000
 Equipment loan facility - current portion ...................           -         337,302         664,000         664,000
 Notes payable ...............................................      64,415               -               -               -
 Capital lease obligations - current portion .................     114,106         113,293          96,815          96,815
 Deferred revenue ............................................   1,489,389       1,689,997       3,301,025       3,301,025
 Income taxes payable ........................................     151,296               -               -               -
 Billings in excess of cost on government contracts ..........      79,796               -               -               -
                                                                ----------    ------------    ------------    ------------
    Total current liabilities ................................   2,855,776       4,049,539       7,694,401       7,694,401
                                                                ----------    ------------    ------------    ------------
Long-term liabilities:
 Capital lease obligations - less current portion ............     182,346          92,208          48,873          48,873
 Equipment loan facility - less current portion ..............           -         623,245       1,241,973       1,241,973
 Deferred revenue ............................................     249,886         121,673         309,704         309,704
                                                                ----------    ------------    ------------    ------------
    Total long-term liabilities ..............................     432,232         837,126       1,600,550       1,600,550
                                                                ----------    ------------    ------------    ------------
Commitments and contingencies
 (Notes 13 and 14 ) ..........................................
Series A redeemable convertible preferred stock, par value
 $0.01; no shares authorized, issued and outstanding at
 December 31, 1998, 2,161,265 shares authorized, issued,
 and outstanding at December 31, 1999 and June 30,
 2000 (unaudited) and no shares authorized, issued and
 outstanding at June 30, 2000 pro forma (unaudited),
 liquidation preference - $1.85 per share.....................           -       4,095,054       4,263,194               -
                                                                ----------    ------------    ------------    ------------
Series B redeemable convertible preferred stock, par value
 $0.01--no shares authorized, issued and outstanding at
 December 31, 1998 and 1999, June 30, 2000 (unaudited),
 and June 30, 2000 pro forma (unaudited) .....................           -               -               -               -
                                                                ----------    ------------    ------------    ------------
Stockholders' equity (deficit):
 Common stock - voting, par value $0.001; 100,000,000
   shares authorized; 1,914,822, 2,505,000, 2,254,500, and
   12,983,068 shares issued, and 1,664,322, 2,254,500,
   2,254,500, and 12,983,068 shares outstanding at
   December 31, 1998 and 1999, June 30, 2000
   (unaudited), and June 30, 2000 pro forma
   (unaudited), respectively .................................       1,915           2,505           2,255          12,983
 Common stock - nonvoting, par value $0.001; 14,931,864
   shares authorized; 2,387,098, 2,034,060, 5,531,508 and
   no shares issued, and 2,069,798, 1,716,760, 5,531,508,
   and no shares outstanding at December 31, 1998 and
   1999, June 30, 2000 (unaudited) and June 30, 2000 pro
   forma (unaudited), respectively ...........................       2,387           2,034           5,531               -
 Subscription receivable .....................................           -               -      (1,013,436)     (1,013,436)
 Additional paid-in capital ..................................     583,865         970,806       6,260,877      20,518,874
 Deferred compensation .......................................     (16,218)       (400,208)       (461,734)       (461,734)
 Accumulated deficit .........................................    (858,129)     (2,173,144)     (8,242,199)     (8,242,199)
 Treasury stock, 567,800 shares at cost at December 31,
   1998 and 1999 and no shares at June 30, 2000
   (unaudited) and June 30, 2000 pro forma (unaudited),
   respectively ..............................................    (119,000)       (119,000)              -               -
                                                                ----------    ------------    ------------    ------------
    Total stockholders' equity (deficit) .....................    (405,180)     (1,717,007)     (3,448,706)     10,814,488
                                                                ----------    ------------    ------------    ------------
Total liabilities and stockholders' equity (deficit) .........  $2,882,828    $  7,264,712    $ 10,109,439    $ 20,109,439
                                                                ==========    ============    ============    ============

                See notes to consolidated financial statements.

                                INFORMAX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                         SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                      ------------------------------------------- -------------------------------
                                                           1997          1998           1999            1999            2000
                                                      ------------- ------------- --------------- --------------- ---------------
                                                                                                    (UNAUDITED)     (UNAUDITED)
Revenues:
 Software license and customer support ..............  $1,334,510    $2,732,382    $  7,277,627     $ 3,321,877    $  4,854,534
 Professional services ..............................     867,212     1,393,863       2,736,798       1,159,250       1,655,395
                                                       ----------    ----------    ------------     -----------    ------------
    Total revenues ..................................   2,201,722     4,126,245      10,014,425       4,481,127       6,509,929
                                                       ----------    ----------    ------------     -----------    ------------
Cost of revenues:
 Software license and customer support ..............      38,102       190,144         404,848         146,857         233,031
 Professional services(1) ...........................     716,059     1,081,021       1,612,167         730,757         879,949
                                                       ----------    ----------    ------------     -----------    ------------
    Total cost of revenues ..........................     754,161     1,271,165       2,017,015         877,614       1,112,980
                                                       ----------    ----------    ------------     -----------    ------------
Gross profit ........................................   1,447,561     2,855,080       7,997,410       3,603,513       5,396,949
                                                       ----------    ----------    ------------     -----------    ------------
Operating expenses:
 Selling, general and administrative(2) .............   1,075,264     2,475,840       6,999,916       2,396,848       7,564,959
 Research and development(3) ........................     365,034     1,162,471       2,597,281       1,129,298       2,471,185
 Stock based compensation ...........................     210,695        17,782         138,185          26,391         974,613
 Depreciation and amortization ......................      17,945        93,809         272,548          88,872         342,984
                                                       ----------    ----------    ------------     -----------    ------------
    Total operating expenses ........................   1,668,938     3,749,902      10,007,930       3,641,409      11,353,741
                                                       ----------    ----------    ------------     -----------    ------------
Loss from operations ................................    (221,377)     (894,822)     (2,010,520)        (37,896)     (5,956,792)
                                                       ----------    ----------    ------------     -----------    ------------
Other income (expense):
 Investment earnings ................................           -             -          66,342           2,104          15,769
 Interest expense ...................................     (18,523)      (59,910)        (86,538)        (32,927)       (120,005)
 Other ..............................................     (12,404)       (3,313)        (10,642)              -          (8,027)
                                                       ----------    ----------    ------------     -----------    ------------
    Total other income (expense) ....................     (30,927)      (63,223)        (30,838)        (30,823)       (112,263)
                                                       ----------    ----------    ------------     -----------    ------------
Loss before income taxes ............................    (252,304)     (958,045)     (2,041,358)        (68,719)     (6,069,055)
Income tax provision (benefit) ......................    (118,224)     (391,291)       (726,343)         12,870               -
                                                       ----------    ----------    ------------     -----------    ------------
Net loss ............................................    (134,080)     (566,754)     (1,315,015)        (81,589)     (6,069,055)
Accretion of transaction costs on redeemable
 convertible preferred stock ........................  $        -    $        -    $     (8,139)    $         -    $     (8,136)
Accrued dividend on redeemable convertible
 preferred stock ....................................           -             -        (168,300)              -        (160,002)
                                                       ----------    ----------    ------------     -----------    ------------
Net loss applicable to common shares ................  $ (134,080)   $ (566,754)   $ (1,491,454)    $   (81,589)   $ (6,237,193)
                                                       ==========    ==========    ============     ===========    ============
Basic net loss applicable per common share(4) .......  $    (0.04)   $    (0.16)   $      (0.38)    $     (0.02)   $      (1.18)
                                                       ==========    ==========    ============     ===========    ============
Diluted net loss applicable per common share(4) .....  $    (0.04)   $    (0.16)   $      (0.38)    $     (0.02)   $      (1.18)
                                                       ==========    ==========    ============     ===========    ============
Weighted average common shares outstanding -
 Basic and diluted(4) ...............................   3,132,753     3,611,626       3,874,122       3,795,131       5,268,665
                                                       ==========    ==========    ============     ===========    ============

------------------
(1) Cost of revenues -- professional services includes stock based compensation of $105,539, $-0-, $-0-, $-0-, and $5,497 for the years ended December
    31, 1997, 1998, and 1999 and the six month periods ended June 30, 1999 and 2000 (unaudited), respectively.

(2) Selling, general and administrative expenses includes related party legal expenses of $4,751, $21,256, $227,000, $142,608 and $136,832 and
    consulting  expenses  of  $-0-,  $34,333,  $120,833, $53,000 and $25,000 and
    excludes stock based compensation of $76,189, $-0-, $111,019, $9,643 and $845,741 for the years ended December 31, 1997, 1998, and 1999 and six month periods ended June 30, 1999 and 2000 (unaudited), respectively.

(3) Research and development expenses excludes stock based compensation of $134,506, $17,782, $27,166, $16,748 and $128,874 for the years ended
    December 31, 1997, 1998 and 1999 and the six month periods ended June 30, 1999 and 2000, (unaudited) respectively.

(4) As  restated  for  the  unaudited  six month period ended June 30, 2000, see
    Note 6.

                See notes to consolidated financial statements.

                                INFORMAX, INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                             COMMON STOCK - VOTING                           COMMON STOCK - NONVOTING
                                          ----------------------------            ----------------------------------------------
                                              ISSUED      OUTSTANDING                  ISSUED         OUTSTANDING
                                              SHARES         SHARES      AMOUNT        SHARES           SHARES         AMOUNT
                                          -------------- ------------- ---------- ---------------- ---------------- ------------
Balance, January 1, 1997 ................    1,914,822     1,914,822    $ 1,915        1,652,131        1,652,131         1,652
Purchase of treasury stock ..............            -      (250,500)         -                          (317,300)            -
Issuance of stock options ...............            -             -          -                -                -             -
Net loss ................................            -             -          -                -                -             -
                                             ---------     ---------    -------        ---------        ---------         -----
Balance, December 31, 1997 ..............    1,914,822     1,664,322    $ 1,915        1,652,131        1,334,831         1,652
Share options exercised .................            -             -          -          734,967          734,967           735
Issuance of stock options ...............            -             -          -                -                -             -
Amortization of deferred
 compensation on stock options ..........            -             -          -                -                -             -
Net loss ................................            -             -          -                -                -             -
                                             ---------     ---------    -------        ---------        ---------         -----
Balance, December 31, 1998 ..............    1,914,822     1,664,322    $ 1,915        2,387,098        2,069,798         2,387
Conversion -- non-voting shares to
 voting .................................      590,178       590,178        590         (590,178)        (590,178)         (590)
Issuance of common stock ................            -             -          -          100,200          100,200           100
Share options exercised .................            -             -          -          136,940          136,940           137
Issuance of stock options ...............            -             -          -                -                -             -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................            -             -          -                -                -             -
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................            -             -          -                -                -             -
Accrual of dividend on redeemable
 convertible preferred stock ............            -             -          -                -                -             -
Net loss ................................            -             -          -                -                -             -
                                             ---------     ---------    -------        ---------        ---------         -----
Balance, December 31, 1999 ..............    2,505,000     2,254,500      2,505        2,034,060        1,716,760         2,034
Share options exercised .................            -             -                   3,257,555        3,257,555         3,257
Issuance of stock options ...............            -             -          -                -                -             -
Issuance of common stock ................                                                557,193          557,193           557
Issuance of warrants ....................
Adjustments to deferred
 compensation for variable stock
 options and restricted stock ...........            -             -          -                -                -             -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................            -             -          -                -                -             -
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................            -             -          -                -                -             -
Accrual of dividend on redeemable
 convertible preferred stock ............            -             -          -                -                -             -
Retirement of treasury stock ............     (250,500)                    (250)        (317,300)                          (317)
Net loss ................................            -             -          -                -                -             -
                                             ---------     ---------    -------        ---------        ---------         -----
Balance, June 30, 2000 (unaudited) ......    2,254,500     2,254,500      2,255        5,531,508        5,531,508         5,531
Pro forma conversion of redeemable
 convertible preferred stock to
 common stock (unaudited) ...............      579,979       579,979        580        4,617,081        4,617,081         4,617
Pro forma conversion of nonvoting
 to voting common stock
 (unaudited) ............................   10,148,589    10,148,589     10,148      (10,148,589)     (10,148,589)      (10,148)
                                            ----------    ----------    -------      -----------      -----------       -------
Pro forma balance, June 30, 2000
 (unaudited) ............................   12,983,068    12,983,068    $12,983                -                -    $        -
                                            ==========    ==========    =======      ===========      ===========    ==========

                                                TREASURY STOCK
                                          ---------------------------
                                                                         ADDITIONAL
                                                                          PAID-IN        DEFERRED      SUBSCRIPTION
                                              SHARES        AMOUNT        CAPITAL     COMPENSATION      RECEIVABLE
                                          ------------- ------------- --------------- -------------- ----------------
Balance, January 1, 1997 ................           -    $         -    $   229,965     $        -     $          -
Purchase of treasury stock ..............     567,800       (119,000)             -              -                -
Issuance of stock options ...............           -              -        316,234              -                -
Net loss ................................           -              -              -              -                -
                                              -------    -----------    -----------     ----------     ------------
Balance, December 31, 1997 ..............     567,800       (119,000)       546,199              -                -
Share options exercised .................           -              -          3,666              -                -
Issuance of stock options ...............           -              -         34,000        (34,000)               -
Amortization of deferred
 compensation on stock options ..........           -              -              -         17,782                -
Net loss ................................           -              -              -              -
                                              -------    -----------    -----------     ----------
Balance, December 31, 1998 ..............     567,800       (119,000)       583,865        (16,218)               -
Conversion -- non-voting shares to
 voting .................................           -              -              -              -
Issuance of common stock ................           -              -        101,914        (87,014)               -
Share options exercised .................           -              -         26,305              -
Issuance of stock options ...............           -              -        435,161       (435,161)               -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................           -              -              -        138,185                -
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................           -              -         (8,139)             -                -
Accrual of dividend on redeemable
 convertible preferred stock ............           -              -       (168,300)             -                -
Net loss ................................           -              -              -              -
                                              -------    -----------    -----------     ----------
Balance, December 31, 1999 ..............     567,800       (119,000)       970,806       (400,208)               -
Share options exercised .................           -              -        972,060              -          (13,436)
Issuance of stock options ...............           -              -        712,803       (712,803)
Issuance of common stock ................                                 3,549,454              -       (1,000,000)
Issuance of warrants ....................                                    13,492              -                -
Adjustments to deferred
 compensation for variable stock
 options and restricted stock ...........           -              -        328,835       (328,835)               -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................           -              -              -        980,112                -
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................           -              -         (8,138)             -                -
Accrual of dividend on redeemable
 convertible preferred stock ............           -              -       (160,002)             -                -
Retirement of treasury stock ............    (567,800)       119,000       (118,433)
Net loss ................................           -              -              -              -
                                             --------    -----------    -----------     ----------
Balance, June 30, 2000 (unaudited) ......           -              -      6,260,877       (461,734)      (1,013,436)
Pro forma conversion of redeemable
 convertible preferred stock to
 common stock (unaudited) ...............           -              -     14,257,997              -                -
Pro forma conversion of nonvoting
 to voting common stock
 (unaudited) ............................           -              -              -              -                -
                                             --------    -----------    -----------     ----------     ------------
Pro forma balance, June 30, 2000
 (unaudited) ............................           -    $         -    $20,518,874     $ (461,734)    $ (1,013,436)
                                             ========    ===========    ===========     ==========     ============

                                             ACCUMULATED
                                               DEFICIT          TOTAL
                                          ---------------- ---------------
Balance, January 1, 1997 ................   $   (157,295)   $     76,237
Purchase of treasury stock ..............              -        (119,000)
Issuance of stock options ...............              -         316,234
Net loss ................................       (134,080)       (134,080)
                                            ------------    ------------
Balance, December 31, 1997 ..............       (291,375)        139,391
Share options exercised .................              -           4,401
Issuance of stock options ...............              -               -
Amortization of deferred
 compensation on stock options ..........              -          17,782
Net loss ................................       (566,754)       (566,754)
                                            ------------    ------------
Balance, December 31, 1998 ..............       (858,129)       (405,180)
Conversion -- non-voting shares to
 voting .................................              -               -
Issuance of common stock ................              -          15,000
Share options exercised .................              -          26,442
Issuance of stock options ...............              -               -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................              -         138,185
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................              -          (8,139)
Accrual of dividend on redeemable
 convertible preferred stock ............              -        (168,300)
Net loss ................................     (1,315,015)     (1,315,015)
                                            ------------    ------------
Balance, December 31, 1999 ..............     (2,173,144)     (1,717,007)
Share options exercised .................              -         961,881
Issuance of stock options ...............              -               -
Issuance of common stock ................                      2,550,011
Issuance of warrants ....................                         13,492
Adjustments to deferred
 compensation for variable stock
 options and restricted stock ...........              -               -
Amortization of deferred
 compensation on stock options
 and restricted stock ...................              -         980,112
Accretion of transaction costs on
 redeemable convertible preferred
 stock ..................................              -          (8,138)
Accrual of dividend on redeemable
 convertible preferred stock ............              -        (160,002)
Retirement of treasury stock ............                              -
Net loss ................................     (6,069,055)     (6,069,055)
                                            ------------    ------------
Balance, June 30, 2000 (unaudited) ......     (8,242,199)     (3,448,706)
Pro forma conversion of redeemable
 convertible preferred stock to
 common stock (unaudited) ...............              -      14,263,194
Pro forma conversion of nonvoting
 to voting common stock
 (unaudited) ............................              -               -
                                            ------------    ------------
Pro forma balance, June 30, 2000
 (unaudited) ............................   $ (8,242,199)   $ 10,814,488
                                            ============    ============

                See notes to consolidated financial statements.

                                INFORMAX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        JUNE 30,
                                           ---------------------------------------------- ------------------------------
                                                1997           1998            1999            1999           2000
                                           -------------- -------------- ---------------- ------------- ----------------
                                                                                           (UNAUDITED)     (UNAUDITED)
Cash flow from operating activities:
 Net loss ................................   $ (134,080)   $   (566,754)   $ (1,315,015)   $  (81,589)    $ (6,069,055)
 Adjustments to reconcile net loss
   to net cash provided by (used
   in) operating activities:
   Depreciation expense ..................       17,945          93,809         272,548        88,872          342,984
   Loss on sale of furniture and
    equipment ............................            -               -           9,840             -            4,312
   Expense related to stock
    options, restricted stock and
    warrants .............................      316,234          17,782         138,185        26,391          993,513
   Deferred income tax benefit ...........     (254,403)       (391,291)       (623,223)      (23,320)               -
   Changes in other assets:
    (Increase) decrease in
      accounts receivable ................     (165,251)     (1,184,462)     (1,090,157)      567,767       (1,025,538)
    (Increase) decrease in income
      tax receivable .....................            -               -        (122,446)            -          122,446
    (Increase) decrease in prepaid
      expenses ...........................            -               -        (222,473)      (49,910)          30,316
    Increase in other current
      assets .............................       (8,073)         (1,362)        (23,762)      (14,551)          (2,535)
    Increase in deposits .................       (4,752)         (4,046)        (57,113)      (39,474)         (13,522)
   Changes in other liabilities:
    Increase in accounts payable .........       53,158         346,669          11,020       324,407          698,511
    Increase (decrease) in accrued
      liabilities ........................      117,483         163,647         591,153      (169,417)        (448,637)
    Increase (decrease) in income
      tax payable ........................      125,638          15,307        (151,296)      (98,355)               -
    Increase (decrease) in billings
      in excess of cost on
      government contracts ...............        8,578          56,218         (79,796)       33,345                -
    Increase (decrease) in
      deferred revenue ...................      350,900       1,388,375          72,395      (290,546)       1,799,059
                                             ----------    ------------    ------------    ----------     ------------
      Cash provided by (used in)
       operating activities ..............      423,377         (66,108)     (2,590,140)      273,620       (3,568,146)
                                             ----------    ------------    ------------    ----------     ------------
Cash flow from investing activities:
 Purchase of furniture and
   equipment .............................       (5,437)        (71,505)     (1,342,908)     (272,227)      (1,306,476)
 Proceeds from sale of furniture
   and equipment .........................            -               -           9,621             -            3,629
 Increase in shareholder note
   receivable ............................            -               -         (65,000)      (65,000)              --
 Repayment of shareholder note
   receivable ............................            -               -               -             -           65,000
                                             ----------    ------------    ------------    ----------     ------------
      Cash used in investing
       activities ........................       (5,437)        (71,505)     (1,398,287)     (337,227)      (1,237,847)
                                             ----------    ------------    ------------    ----------     ------------


                                                                                                      SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                          JUNE 30,
                                              ----------------------------------------------   -------------------------------
                                                  1997            1998             1999             1999             2000
                                              ------------   --------------   --------------   --------------   --------------
                                                                                                 (UNAUDITED)      (UNAUDITED)
Cash flow from financing activities:
 Repayments on capital lease
   obligations ............................      (16,915)         (88,390)        (105,532)         (42,711)         (59,813)
 Proceeds from line of credit .............            -          140,509          618,239          368,239        1,500,000
 Repayments on line of credit .............            -                -         (268,239)        (200,000)        (400,000)
 Proceeds from notes payable ..............            -           29,415           92,363           15,193                -
 Proceeds from equipment loan
   facility ...............................            -                -          960,547                -        1,135,000
 Repayment of equipment loan
   facility ...............................            -                -                -                -         (189,574)
 Repayments on notes payable ..............       (5,000)         (35,000)        (156,778)         (79,608)               -
 Purchase of treasury stock ...............      (49,000)               -                -                -                -
 Closing costs for Series A
   redeemable convertible
   preferred stock ........................            -                -          (81,385)         (81,385)               -
 Proceeds from sale of Series A
   redeemable convertible
   preferred stock ........................            -                -        4,000,000        4,000,000                -
 Proceeds from issuance of common
   stock ..................................            -                -           15,000              320        2,550,014
 Proceeds from issuance of warrants........            -                -                -                -               90
 Proceeds from share options
   exercised ..............................            -            4,401           17,480                -          961,880
                                                 -------          -------        ---------        ---------        ---------
      Cash (used in) provided by
       financing activities ...............      (70,915)          50,935        5,091,695        3,980,048        5,497,597
                                                 -------          -------        ---------        ---------        ---------
Net increase (decrease) in cash and
 cash equivalents .........................      347,025          (86,678)       1,103,268        3,916,441          691,604
Beginning cash and cash equivalents .......       35,322          382,347          295,669          295,669        1,398,937
                                                 -------          -------        ---------        ---------        ---------
Ending cash and cash equivalents ..........    $ 382,347       $  295,669       $1,398,937       $4,212,110       $2,090,541
                                               =========       ==========       ==========       ==========       ==========
Supplemental information on noncash
 investing and financing transactions:
 Purchases of equipment through
   capital lease obligations:
 Purchase of equipment ....................    $ (97,071)      $ (296,814)      $  (14,581)      $  (14,581)      $        -
 Increase in capital lease obligations.....       97,071          296,814           14,581           14,581                -
                                               ---------       ----------       ----------       ----------       ----------
                                               $       -       $        -       $        -       $        -       $        -
                                               =========       ==========       ==========       ==========       ==========
 Purchase of treasury stock through
   note payable:
 Increase in notes payable ................    $  70,000       $        -       $        -       $        -       $        -
 Increase in treasury stock ...............      (70,000)               -                -                -                -
                                               ---------       ----------       ----------       ----------       ----------
                                               $       -       $        -       $        -       $        -       $        -
                                               =========       ==========       ==========       ==========       ==========
 Retirement of treasury stock:
 Increase in additional paid in
   capital ................................    $       -       $        -       $        -       $        -       $  118,433
 Increase in common stock .................            -                -                -                -              567
 Decrease in treasury stock ...............            -                -                -                -         (119,000)
                                               ---------       ----------       ----------       ----------       ----------
                                               $       -       $        -       $        -       $        -       $        -
                                               =========       ==========       ==========       ==========       ==========

                                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                                              -------------------------------------   --------------------------------
                                                 1997         1998          1999           1999             2000
                                              ----------   ----------   -----------   -------------   ----------------
                                                                                       (UNAUDITED)       (UNAUDITED)
Deferral of offering costs:
Increase in deferred offering costs .......    $     -      $     -      $      -        $     -        $    373,740
Increase in accounts payable ..............          -            -             -              -            (373,740)
                                               -------      -------      --------        -------        ------------
                                               $     -      $     -      $      -        $     -        $          -
                                               =======      =======      ========        =======        ============
Stock purchase through subscription
 receivable:
Increase in subscription receivable .......    $     -      $     -      $      -        $     -        $ (1,013,436)
Increase in additional paid-in capital.....          -            -             -              -           1,013,234
Increase in common stock ..................          -            -             -              -                 202
                                               -------      -------      --------        -------        ------------
                                               $     -      $     -      $      -        $     -        $         --
                                               =======      =======      ========        =======        ============
Supplemental cash flow information:
 Cash paid for income taxes ...............    $     -      $     -      $151,296        $     -        $          -
                                               =======      =======      ========        =======        ============
 Cash paid for interest ...................    $18,523      $59,910      $ 83,995        $32,927        $    119,229
                                               =======      =======      ========        =======        ============


                See notes to consolidated financial statements.

                                 INFORMAX, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

1. NATURE OF THE BUSINESS

   InforMax is a global provider of bioinformatic software solutions for the analysis and interpretation of genomic, proteomic and other biomolecular data. Bioinformatic software is a key enabling technology, representing the convergence of molecular biology, information technology and Internet communications. Bioinformatic software, combined with automated laboratory research technologies, enables researchers across the numerous disciplines using a data driven, genomic approach to biological discovery to achieve greater efficiency, productivity and collaboration in their research. The Company's bioinformatic software solutions make it possible for researchers within and across organizations to efficiently organize, integrate, analyze, interpret and visualize diverse and rapidly growing volumes of genomic, proteomic and other biomolecular data. The Company also provides technology consulting services to the National Center for Biotechnology Information
   (NCBI) under subcontracts.

   InforMax, Inc. was incorporated in Delaware in May 1990 and its majority-owned subsidiary, InforModus SARL, was organized under the tax laws of France in 1997. The Company is headquartered in Rockville, Maryland, and has sales offices in Rockville, Maryland; Annapolis, Maryland; San Francisco, California; Denver, Colorado; and Oxford, England.



2. SIGNIFICANT ACCOUNTING POLICIES

   Principles  of  Consolidation  -  The  accompanying   consolidated  financial
   statements include the accounts of InforMax, Inc. and its 74% ownership interest in its subsidiary. The minority interest is immaterial in relation to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

   Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

   Revenue Recognition - The Company derives revenue principally from four sources: software licensing, maintenance fees, training and consulting services primarily under government contracts. Software licensing, maintenance fees, and training are presented as software license and customer support on the Consolidated Statements of Operations. Consulting services are presented as professional services on the Consolidated Statements of Operations.

   The Company recognizes software license revenue based on the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition (as amended by SOP No. 98-4 and SOP No. 98-9). Software license fees are recognized as revenue upon the customer's execution of a non-cancelable license agreement and the Company's delivery of the software, provided that the license fee is fixed and determinable, collectibility is probable, and no customization of the software is required. In connection with software licenses, the Company also enters into maintenance contracts that provide for technical support and periodic unspecified upgrades.

   During 1997 and 1998, maintenance revenue was recognized together with the initial licensing fee upon delivery of the software when all of the following were met: (1) the maintenance fee was included with the initial licensing fee, (2) the maintenance revenue to be recognized was for one year or less,
   (3) the estimated cost of providing maintenance during the arrangement was insignificant, and (4) any unspecified upgrades were expected to be minimal. In circumstances where these criteria were not met and where fair value for undelivered elements of a multiple element contract are not determinable, revenue on the contract is entirely deferred until either fair value is determinable or when all elements are delivered. If the Company was unable to establish vendor specific objective evidence of fair value on the undelivered elements and the only undelivered element was maintenance then all revenue is recognized ratably over the maintenance period.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Due to the introduction of new modules, product enhancements, and product versions, the Company increased its maintenance support staff and, as a result, the estimated cost of providing maintenance services (post-contract support services) to customers was no longer deemed insignificant. Therefore, beginning in January 1999, revenues from all software maintenance contracts were unbundled from software license based upon vendor specific objective evidence of fair value and was recognized ratably over the maintenance period. Vendor specific objective evidence of fair value for maintenance contracts is determined by the list price established by management with the relevant authority or by the renewal rate specified in the contract. The Company uses the residual method to recognize revenue on delivered elements when vendor specific objective evidence of fair value has been determined for all undelivered elements. Discounts, if any, are applied to the delivered elements if the residual method is used. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenues.

   Training is provided on a daily fee basis with revenue recognized as the services are provided.

   Consulting services other than under government contracts are provided on a time and material basis with revenue recognized as the services are provided.

   During 1997 and 1998, the Company's consulting services revenue under government contracts related to services provided under a time and material subcontract and a cost-plus-fixed-fee subcontract. During 1999 the cost-plus-fixed-fee subcontract was converted at the time of renewal to a time and material contract. Revenue under the time and material subcontracts is recognized based on contractual rates as the services are provided.
   Revenue under the cost-plus-fixed-fee subcontract was recognized as recoverable costs were incurred, including a proportionate amount of the
   fixed  fee.  Billings  under  cost  reimbursement   contracts  are  based  on
   provisional rates. The amount reported in the accompanying financial statements as billings in excess of costs results from the difference between the provisional rates billed and the actual rates incurred.

   Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the terms of the related lease. Repairs and maintenance are expensed as incurred; major improvements and betterments are capitalized.

   Software Development Costs - Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After the technological feasibility has been established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Through December 31, 1999, software development has been substantially completed concurrently with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

   Income Taxes - The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value in conformity with accounting principles generally accepted in the United States of America and tax values of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

   Cash and Cash Equivalents - Cash and cash equivalents consist of cash and money market accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash, cash equivalents, and accounts receivable. The Company generally does not require collateral on accounts receivable as the majority of its customers are well-established companies, colleges, universities and government entities.

   The Company maintains its cash and cash equivalents in bank accounts that at times may exceed federally insured limits. At December 31, 1998 and 1999, balances of approximately $48,000 and $1,436,000, respectively, were in excess of the federally insured limit of $100,000. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

   Stock-Based Compensation - In February 1999, the Board of Directors instituted an Equity Incentive Plan (the Plan) intended to qualify as such under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended. In addition, the Company has issued nonqualified stock options.


   The Company follows Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). In accounting for stock options, as permitted by SFAS No. 123, the Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, and accordingly, recognizes compensation expense for fixed stock option grants only when the exercise price is less than the fair value of the shares on the date of the grant. Pro forma information is provided for employee stock option grants made in 1997, 1998, and 1999 as if the fair value based method defined in SFAS No. 123 had been applied.

   Evaluation of Long-lived Assets - The Company evaluates the potential impairment of long-lived assets based upon projections of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Management believes no impairment of these assets exists at December 31, 1998 and 1999.

   Fair Value of Financial Instruments - The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies.

   The fair values of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses, lines of credit, notes payable and long-term debt approximate their carrying values.

   Disclosure about fair values of financial instruments is based on pertinent information available to management as of December 31, 1998 and 1999. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, current estimates of fair value may differ significantly from the amounts presented herein.

   Advertising - The Company expenses all advertising costs as incurred. Total advertising expense was $3,157, $83,419 and $612,196 for the years ended December 31, 1997, 1998, and 1999, respectively.

   Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the year. Actual results could vary from the estimates that were used.

   Redeemable Convertible Preferred Stock - The Company accretes the increase in the redemption value of its Series A Redeemable Convertible Preferred Stock through a charge to additional paid-in capital based upon the redemption dates prescribed in the Series A Preferred Stock Agreement. The period of accretion begins on the June 1999 issue date and ends on the prescribed redemption date, which is the fifth anniversary of the original issue date.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Comprehensive Income - The Company has no elements of comprehensive income other than net loss.


   Net Loss Per Share - Basic net loss per share has been computed using the weighted average number of common shares outstanding during the year: diluted net loss per share includes dilutive stock options and convertible preferred stock. Due to net operating losses for each of the three years in the period ended December 31, 1999, the stock options and convertible preferred stock are considered antidilutive.


   Unaudited Interim Financial Statements -- The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Operating results for any period are not necessarily indicative of the results for any other period or for the full year.

   Unaudited Pro forma Presentation - Under the terms of the Company's agreements with the holders of the Series A and Series B Redeemable Convertible Preferred Stock (see Notes 7 and 16), all of such preferred stock will be converted automatically into shares of common stock upon the closing of the Company's initial public offering. The unaudited pro forma balance sheet information at June 30, 2000 reflects the issuance of Series B Redeemable Convertible Preferred Stock and conversion of the Series A and Series B Redeemable Convertible Preferred Stock into 5,197,060 shares of common stock as if the conversion occurred on June 30, 2000. In addition, the unaudited pro forma balance sheet information at June 30, 2000 reflects the conversion of the outstanding nonvoting common stock into shares of voting common stock as if the conversion occurred on June 30, 2000.

   Reclassifications  -  Certain   reclassifications   have  been  made  to  the
   prior-year financial statements to conform to current-year presentation.

   New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by Statement of Financial Accounting Standards No. 137, this standard will be effective for the Company for fiscal years and quarters beginning after December 31, 2000, and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 133. The Company is therefore unable to predict the potential impact that adopting SFAS No. 133 will have on its financial position and results of operations when such statement is adopted.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". This SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The application of this SAB will not have a material impact on the Company's financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB to the consolidated financial statements.

   In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." With the exception of certain provisions which require earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this Interpretation will have a material impact on its financial statements.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

3.  ACCRUED LIABILITIES

    Accrued liabilities consisted of the following as of December 31, 1998 and 1999:


                                                          1998          1999
                                                       ----------   -----------
   Accrued bonuses .................................    $ 85,000     $182,250
   Accrued interest ................................           -        2,543
   Accrued commissions .............................     224,070      369,105
   Accrued litigation liability (Note 14) ..........           -      228,600
   Other ...........................................      32,902      150,627
                                                        --------     --------
     Total .........................................    $341,972     $933,125
                                                        ========     ========


4.  INCOME TAXES

    The components of the benefit for income taxes for the years ended December 31, 1997, 1998, and 1999, were as follows:


                                                          1997            1998            1999
                                                     -------------   -------------   -------------
   Current provision (benefit):
     Federal .....................................    $  107,599      $        -      $  (86,495)
     State .......................................        28,580               -         (16,625)
                                                      ----------      ----------      ----------
       Total current provision (benefit) .........       136,179               -        (103,120)
                                                      ----------      ----------      ----------
    Deferred benefit:
     Federal .....................................      (208,291)       (324,627)       (504,380)
     State .......................................       (46,112)        (66,664)       (118,843)
                                                      ----------      ----------      ----------
       Total deferred benefit ....................      (254,403)       (391,291)       (623,223)
                                                      ----------      ----------      ----------
       Total benefit for income taxes ............    $ (118,224)     $ (391,291)     $ (726,343)
                                                      ==========      ==========      ==========


   At December 31, 1998 and 1999, respectively, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

                                                            1998           1999
                                                        -----------   -------------
   Deferred tax assets:
     Deferred revenue ...............................    $449,643      $  699,667
     Compensation relating to stock options .........      64,341          84,838
     Allowance for doubtful accounts ................       5,793           5,793
     Restricted stock ...............................           -          12,530
     Accrued commissions ............................           -          17,909
     Net operating loss .............................     110,450         493,401
     Research and development tax credit ............      23,500               -
                                                         --------      ----------
       Total deferred tax assets ....................     653,727       1,314,138
                                                         --------      ----------
    Deferred tax liabilities:
     Accelerated depreciation .......................      (8,033)        (36,259)
                                                         --------      ----------
       Total deferred tax liabilities ...............      (8,033)        (36,259)
                                                         --------      ----------
       Net deferred tax assets ......................    $645,694      $1,277,879
                                                         ========      ==========


  At   December  31,  1999,  the  Company  had  a  net  federal  operating  loss
   carryforward   of   approximately  $1,277,600,  expiring  in  2019.  The  net
   operating loss generated in 1998 was carried back to 1996 and 1997 resulting in an income tax receivable of $122,446 as of December 31, 1999. The provision for

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   income taxes differs from the amount computed by applying the statutory U.S. Federal income taxes as a result of the following:


                                                                   1997             1998             1999
                                                              --------------   --------------   --------------
   Statutory U.S. Federal rate ............................        (34.00)%         (34.00)%         (34.00)%

   (Increase) decrease in taxes resulting from: ...........
     State income taxes - net of Federal benefit ..........        ( 4.62)          ( 4.62)          ( 4.38)
     R&D credits ..........................................        ( 8.52)          ( 2.45)               -
     Other ................................................          0.28             0.23             2.80
                                                                   ------           ------           ------
    Effective tax rate ....................................        (46.86)%         (40.84)%         (35.58)%
                                                                   ======           ======           ======

5. STOCKHOLDERS' EQUITY (DEFICIT)

   Common Stock - The Company has two classes of common stock. These classes include a voting class of common stock (Voting Shares) and a nonvoting class of common stock (Nonvoting Shares). Voting shares have voting rights with respect to all matters customarily reserved to holders of a corporation's common stock under the Delaware General Corporation Law. Except with respect to the lack of voting rights, Nonvoting Shares have all of the rights and interests of the Voting Shares. With respect to the voting rights of the Nonvoting Shares, such shares are only entitled to vote on amendments to the Certificate of Incorporation of the Company that would: (a) increase or decrease the number of authorized nonvoting shares, (b) increase or decrease the par value of the nonvoting shares, or (c) alter or change the powers, preferences, or special rights of the Nonvoting Shares. See Note 16.

   In February 1999, the Board of Directors approved a 100:1 stock split of all of the shares of the common stock of the Company issued and outstanding. In connection with the stock split, the Board of Directors approved the increase in the number of authorized shares of voting common stock to 1,595,455 and the increase in the number of authorized shares of nonvoting common stock to 14,931,864. Further, the Board of Directors approved the exchange of 590,178 shares of nonvoting common stock for 590,178 shares of voting common stock by the President/Chief Executive Officer. Shares issued and outstanding have been adjusted retroactively for all periods presented to reflect that change in capital structure.

   In 1999, the Board of Directors granted 100,200 shares of restricted stock to two consultants of the Company. The restricted stock vests over a four-year period and is subject to service and performance requirements. At the time of grant, the restricted stock and deferred compensation relating to the issuance of the restricted stock was recorded based on the estimated fair market value of the Company's common stock. The Company recognizes compensation expense related to the restricted stock on a monthly basis as the stock is earned and vests, based upon the difference between the price paid at the original date of issuance and the estimated fair market value of the common stock at the end of each subsequent month. Deferred compensation expense is adjusted monthly to reflect the amount of compensation expense recognized and the change in the estimated fair market value of the Company's common stock with respect to the unvested restricted stock. In relation to the issuance of this restricted stock, the Company received $15,000 in cash and recorded compensation expense in the amount of $32,444 during the year ended December 31, 1999 and deferred compensation of $54,570 was included in stockholders' equity (deficit) at December 31, 1999.

   Stock Options - During 1997, the Company granted 1,569,967 nonqualified stock options to employees and one nonemployee, all such options vesting immediately. For services rendered, the non-employee received a total of 167 options having a fair value based upon the

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Black-Scholes pricing model of approximately $3,400. The Company recorded compensation expense in the amount of $316,234 during the year ended December 31, 1997 in relation to the options issued to the one nonemployee and employees. In 1998, the Company granted 167,000 nonqualified stock options to an employee, originally vesting over a four-year period. The Company recorded compensation expense relating to 1998 options in the amount of $17,782 and $16,218 during the years ended December 31, 1998 and 1999, respectively and deferred compensation of $16,218 and $-0- was included in stockholders' equity (deficit) at December 31, 1998 and 1999, respectively.


   On February 10, 1999, the Board of Directors also instituted an equity incentive compensation plan (the Plan). The Plan provides for up to 5,344,000 shares of common stock of the Company for the granting of restricted stock and incentive stock options to purchase common stock. The exercise price per share for an incentive stock option must be equal to or greater than the estimated fair market value, as determined by the Board committee administering the Plan, on the date of grant. In connection with the issuance of the Series A Redeemable Convertible Preferred Stock, a limit was placed on the number of options that could be granted under the Plan. At December 31, 1999, the total shares that could be issued under the Plan without further approval by the Series A designee to the Board was 4,854,783.


   Pursuant to the terms of the key agreement underlying the Company's relationship with one of the Company's key investors, unless otherwise approved by the Board of Directors, all stock options and other stock equivalents issued pursuant to agreements executed by the Company to employees, Directors, consultants, and other service providers shall be subject to vesting as follows: (a) twenty-five percent (25%) of such stock shall vest at the end of the first year following the earlier of the date of issuance or such person's service commencement date with the Company, and (b) seventy-five (75%) of such stock shall vest over the remaining three year period subsquent to the end of the first year described in (a).


   During 1999, the Company granted 3,818,804 stock options to employees. Out of the total stock option grants, 746,698 options vested immediately, 111,624 options were forfeited or cancelled, with the remaining 2,960,480 options vesting over a four-year period.


   In February 1999, the Board of Directors also granted 10,938,333 nonqualified stock options to the three employees who were founders of the Company. These stock options vested immediately. At grant date, the option price was equal to the fair value of the Company's common stock.


   During 1999, the Company also granted 175,350 stock options under three separate nonqualified stock option agreements, one of which is with a non employee director, the other two were with non employee advisors. The non employee director compensation expense was determined based upon the difference between the exercise price and the estimated fair market value of the common stock at the date of grant. The Company recognized compensation expense related to the non-employee advisors nonqualified stock options on a monthly basis as the options are earned and vest, based upon the fair value of the options earned calculated using the Black-Scholes pricing model. Deferred compensation expense is adjusted monthly to reflect the amount of compensation expense recognized and the change in the estimated fair value of the unvested nonqualified stock options. Changes in the fair value of the unvested nonqualified stock options

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   could result in an increase in future compensation changes. All of these options were granted for a ten-year period and vest over either three, four, or five years which coincides with the period of performance. The number of shares to vest in each year is as follows:

   1999 .........   34,095
   2000 .........   45,364
   2001 .........   42,585
   2002 .........   37,735
   2003 .........   10,561
   2004 .........    5,010


   In relation to the issuance of the options to the nonemployee director, the Company recorded compensation expense in the amount of $1,998 during the year ended December 31, 1999 and deferred compensation of $5,502 was included in stockholders' equity (deficit) at December 31, 1999. In relation to the issuance of options issued to the non-employee advisors, the Company recorded compensation expense in the amount of $51,078 during the year ended December 31, 1999 and deferred compensation of $80,889, was included in stockholders' equity (deficit) at December 31, 1999.

   The Company recorded compensation expense relating to employee options granted during 1999 with exercise prices below the estimated fair market value at the dates of grant in the amount of $36,447, and deferred compensation in the amount of $259,247 which was included in stockholders' equity (deficit) at December 31, 1999.

   Option transactions were as follows:



                                                                                          WEIGHTED AVERAGE
                                                                            SHARES         EXERCISE PRICE
                                                                        --------------   -----------------
   Options outstanding, January 1, 1997 .............................        106,880         $  0.006
     Options granted ................................................      1,569,967            0.006
                                                                           ---------
    Options outstanding, December 31, 1997 ..........................      1,676,847            0.006
     Options granted ................................................        167,000            0.006
     Options exercised ..............................................       (734,967)           0.006
                                                                           ---------
    Options outstanding, December 31, 1998 ..........................      1,108,880            0.006
     Options granted ................................................     14,932,487            0.299
     Options forfeited or cancelled .................................       (111,624)           0.299
     Options exercised ..............................................       (136,940)           0.128
                                                                          ----------
    Options outstanding, December 31, 1999 ..........................     15,792,803            0.280
                                                                          ==========
    Options exercisable as of December 31, 1999 .....................     13,175,805            0.277
                                                                          ==========
    Options available for future grant at December 31, 1999 .........        922,154
                                                                          ==========


  At December 31, 1999, options outstanding were as follows:

                                    WEIGHTED AVERAGE
                       NUMBER          REMAINING
EXERCISE PRICE      OUTSTANDING     CONTRACTUAL LIFE
----------------   -------------   -----------------
$  0.006             1,028,720         7.8 years
$  0.299            14,764,082         9.3 years


  The  Company  has  computed  the pro forma disclosures required under SFAS No.
   123 for all stock options granted as of December 31, 1997, 1998, and 1999. The Company used the minimum value

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   method permitted by SFAS No. 123 for nonpublic entities for 1997 and 1998. The weighted average fair value at the date of grant for options granted during both 1997 and 1998 was $0.21. The weighted average exercise price and weighted average fair value at the date of grant for options granted during 1999 was as follows:


                                                     EXERCISE PRICE               EXERCISE PRICE
                                                EQUALS FAIR MARKET VALUE    LESS THAN FAIR MARKET VALUE
                                               --------------------------  ----------------------------
   Weighted average exercise price per share          $     0.299                    $  0.299
   Weighted average fair value per share ....         $     0.299                    $  0.968
   Options granted ..........................          14,171,081                     758,406


  The  weighted average assumptions used for options granted during fiscal years
   1997, 1998, and 1999 were as follows:

                                           1997         1998         1999
                                        ----------   ----------   ----------
   Risk-free interest rate ..........   6.50%        6.50%        5.20%
   Expected dividend yield ..........   0.00%        0.00%        0.00%
   Expected life ....................   5 years      5 years      4 years
   Volatility factor ................      0%           0%          71%


  The pro forma effects of applying SFAS No. 123 for fiscal years 1997, 1998, and 1999 would be as follows:

                                                            1997             1998              1999
                                                       --------------   --------------   ----------------
   Pro forma net loss ..............................     $ (138,944)      $ (566,897)      $ (2,265,691)
   Pro forma net loss per share - basic ............     $    (0.04)      $    (0.16)      $      (0.58)
   Pro forma net loss per share - diluted ..........     $    (0.04)      $    (0.16)      $      (0.58)


6. NET LOSS PER SHARE

   In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share". This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is to be computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is to reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

   The weighted average number of common shares outstanding and potential dilutive shares were 4,799,747, 4,685,323 and 17,261,716 relating to stock options and redeemable convertible preferred stock in 1997, 1998, and 1999, respectively.

   For the years ended December 31, 1997, 1998, and 1999, the Company incurred a net loss; therefore, all potential common shares are antidilutive and are not included in the calculation of the diluted net loss per common share.

   Net loss Per Share for the Six Months Ended June 30, 2000 (unaudited) -- Subsequent to the issuance of the June 30, 2000 unaudited consolidated financial statements, management determined that a mathematical error occurred in the calculation of weighted average common shares outstanding -- basic and diluted for the six months ended June 30, 2000. As a result, the weighted average common shares outstanding -- basic and diluted for the six months ended June 30, 2000 has been restated from 4,202,880 to 5,268,665 and basic and diluted net loss applicable per common share for the six months ended June 30, 2000 has been restated from $1.48 to $1.18.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

   On June 22, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a purchaser. The Company authorized, issued, and sold 2,161,265 shares of Series A Redeemable Convertible Preferred Stock, $.01 par value, for $4,000,000 ($1.85 per share). Each outstanding share of the Series A Redeemable Convertible Preferred Stock is entitled to the number of votes such that the aggregate vote of the holders of the Series A Redeemable Convertible Preferred Stock is equal to the economic stake such shares have in the Company at the record date for the determination of shareholders entitled to vote on such matters. The purchasers of the Series A Redeemable Convertible Preferred Stock, voting as a separate class, exclusive of all other stockholders, are entitled to elect one director of the Company. The holders of the Common Stock, voting as a separate class, exclusive of all other stockholders, are entitled to elect four directors. The holders of the Series A Redeemable Convertible Preferred Stock and the Voting Common Stock, voting as a single class, are entitled to elect one director. Such rights with respect to the election of directors terminate upon the effectiveness of the Company's initial public offering.

   The holder of any such shares of Series A Redeemable Convertible Preferred Stock has the right, at its option at any time, to convert any such shares of Series A Redeemable Convertible Preferred Stock into 1.67 fully paid and nonassessable shares of Common Stock subsequent to the stock split discussed in Note 16. Each share of Series A Redeemable Convertible Preferred Stock is convertible into the number of shares of Common Stock that would result from dividing the original issue price per share ($1.85) of the Series A Redeemable Convertible Preferred Stock by the conversion price for the Series A Redeemable Convertible Preferred Stock that is in effect at the time of the conversion. The initial conversion price for the Series A Redeemable Convertible Preferred Stock is the original issue price for the Series A Redeemable Convertible Preferred Stock. The conversion price may be adjusted from time to time upon certain conditions, such as sales of common stock, issuance of options and other common stock events.

   The holders of the Series A Redeemable Convertible Preferred Stock are entitled to receive, out of funds legally available when and if declared by the Board of Directors, cumulative dividends at the annual dividend rate of $.148 per share. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or upon redemption, the holders of the Series A Redeemable Convertible Preferred Stock are first entitled, before any distribution or payment is made with respect to the Common Stock or any other series of capital stock, to be paid out of available funds and assets an amount equal to the "Original Issue Price" ($1.85) for each Series A Redeemable Convertible Preferred Stock as adjusted for common stock events plus, in the case of each share, an amount equal to all accrued dividends unpaid thereon (whether or not declared) and any other dividends declared but unpaid thereon. The undeclared dividends are being accreted to the redemption value. The 1999 accrued dividend of $168,300 is presented on the Consolidated Statements of Operations as an addition to net loss applicable to common shareholders.

   If, at any time, the Company obtains a firm commitment-underwritten public offering of shares of Common Stock in which (i) the aggregate net proceeds of such public offering equals or exceeds $15,000,000 and (ii) the public offering price per share equals or exceeds $3.32 per share (adjusted for common stock event), then effective upon closing of the sales of such shares by the Company pursuant to such public offering, all outstanding shares of Series A Redeemable Convertible Preferred Stock will automatically convert to fully paid nonassessable shares of Common Stock.

   After June 22, 2004, the fifth anniversary of the original issue, at the written request of a majority of the then-outstanding holders of the Series A Redeemable Convertible Preferred Stock to redeem at least 20% of such shares, the Company shall, within 60 days, redeem in cash from legally available funds, the number of shares as requested of the Series A Redeemable

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Convertible Preferred Stock. If the Company does not have sufficient funds legally available to make full payment in cash or if such payment would cause the Company to be in violation of any covenants to lenders or others, then, within sixty days, the Company shall redeem one-third of the Series A Redeemable Convertible Preferred Stock as requested in the redemption notice. An additional third shall be redeemed one year after the redemption notice and the last third shall be redeemed two years after the redemption notice. If the Company is unable to make full payment pursuant to the above, then the Company shall redeem the Series A Redeemable Convertible Preferred Stock in accordance to a payment schedule mutually agreed to by the Company and the holders of the Series A Redeemable Convertible Preferred Stock.

   The redemption price for each share of Series A Redeemable Convertible Preferred Stock shall be equal to the Series A Liquidation Preference. The Series A Liquidation Preference is the Original Issue Price per share, as adjusted for any common stock events, plus all accrued but unpaid dividends whether or not earned or declared.

   The difference between the carrying amounts of the Series A Redeemable Convertible Preferred Stock of $4,095,054 at December 31, 1999, and the
   redemption  amount  of  $4,168,300,   based  upon  the  liquidation   amount,
   represents the cost of issuance, which is being accreted pro rata over the period beginning on June 22, 1999 issuance date and ending on the prescribed redemption date, June 22, 2004. The 1999 accretion of $8,139 is presented on the Consolidated Statements of Operations as an addition to net loss applicable to common shareholders.

8. LEASE COMMITMENTS

   Operating Leases - The Company leases its headquarters office space under an operating lease that expires in July 2006. The lease for the headquarters office space contains an escalation clause that provides for increased rentals based on an annual escalation of 1.03 times the preceding year's base rent.


   As of December 31, 1999, the Company was committed to leases for its other sales offices with portions of the leases expiring through June 2003.


   Total rental expense under all office leases for fiscal years 1997, 1998, and 1999 was $61,357, $117,833, and $320,525, respectively. At December 31, 1999, future minimum lease payments required under noncancelable leases were as follows:

YEAR ENDED DECEMBER 31,
-----------------------
    2000 .................................  $  598,723
    2001 .................................     630,562
    2002 .................................     637,630
    2003 .................................     596,867
    2004 .................................     588,605
    Thereafter ...........................     966,033
                                            ----------
    Total minimum lease payments .........  $4,018,420
                                            ==========


                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   Capital Leases - The Company is obligated under capital leases for computers and other equipment. The leases expire at various dates through April 2002. The following is a summary of assets under capital leases:


                                                                       DECEMBER 31,
                                                               -----------------------------
                                                                    1998            1999
   Computer equipment ......................................    $  357,202      $  368,723
   Office equipment ........................................        44,728          31,151
                                                                ----------      ----------
   Total ...................................................       401,930         399,874
   Less: Accumulated depreciation and amortization .........      (100,638)       (222,321)
                                                                ----------      ----------
   Assets under capital lease - net ........................    $  301,292      $  177,553
                                                                ==========      ==========


   Assets under capital lease are depreciated or amortized over three- to five-year lives, with expense totaling $14,991, $85,090, and $128,670 for the years ended December 31, 1997, 1998, and 1999, respectively.

   The future minimum lease payments under capital leases are computed as follows:

YEAR ENDED DECEMBER 31,
-----------------------
      2000 .........................................................    $  130,940
      2001 .........................................................        85,648
      2002 .........................................................        15,351
                                                                        ----------
                                                                           231,939

    Less: Interest .................................................       (26,438)
                                                                        ----------
    Present value of future minimum capital lease payments .........       205,501
    Less: Current portion ..........................................      (113,293)
                                                                        ----------
    Capital lease obligation, net of current portion ...............    $   92,208
                                                                        ==========


9. NOTES PAYABLE

   In 1997, the Company purchased common stock (treasury stock) from a stockholder for $49,000 cash and a $70,000 note payable. The note payable specified payments of $35,000 in February 1998 and February 1999 and was non-interest bearing.


   In 1998, the Company borrowed $29,415 against an equipment loan facility of $125,000. This note is interest only monthly, convertible on a quarterly basis to a thirty-six month note with principal and interest due monthly. Borrowings under this note are secured by equipment and accounts receivable and bear interest at prime plus 1%, which was 8.75% at December 31, 1998. The agreement is personally guaranteed by the President/Chief Executive Officer. The balance was paid in full during 1999.


10. LINE OF CREDIT AND EQUIPMENT LOAN FACILITY


   At December 31, 1998, the Company had a line of credit in the amount of $400,000 that was payable on demand. Borrowings under this note are secured by accounts receivable of the Company and bear interest at prime plus 2% which was 9.75% at December 31, 1998. The agreement required no financial covenants and was personally guaranteed by the President/Chief Executive Officer.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUEDs)
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   In May 1999, the Company paid off the outstanding amount on the original line of credit and outstanding note payable and obtained a new line of credit in the amount of $1,000,000 consisting of an $800,000 secured revolving credit line and a $200,000 equipment line of credit.

   In August 1999, the Company amended (Amendment No. 1) the May 1999 line of credit agreement to increase the maximum availability under the equipment line to $600,000.

   In November 1999, the Company amended (Amendment No. 2) the May 1999 line of credit agreement to increase the maximum availability under each of the revolving credit and the equipment line to $1,000,000. Under this amendment interest rates for the revolving credit line was adjusted to prime plus 1% and the interest rate for the equipment line was adjusted to prime plus 1.25%.

   In 1999, the Company borrowed $960,547 against the equipment loan facility of $1,000,000. Any outstanding amounts within the first six months of the loan plus accrued interest were converted to a term loan. Borrowings under this note are secured by personal property, including equipment, trademarks and accounts receivable of the Company, bear interest at prime plus 1.25% (9.75% at December 31, 1999) and are subject to certain financial covenants. In November 1999, all equipment line advances then outstanding, plus any accrued interest, were converted to a term loan (the "First Term Loan"). All equipment line advances made since the First Term Loan conversion shall be converted into a Second Term Loan in May 2000. Each of the First Term Loan and the Second Term Loan shall provide repayments of principal and interest in thirty equal monthly installments. The Company must also maintain various financial covenants, including minimum cash balance and certain financial ratios. In addition, the Company cannot declare or pay dividends on, or make any distribution with respect to, any class of its equity during the term of this facility.


   At December 31, 1999, the amounts outstanding under the revolving credit line was $550,000 payable by May 2000 with accrued interest due and payable monthly. Borrowings under this note are secured by accounts receivable of the Company and bear interest at prime plus 1% (9.5% at December 31, 1999) and are subject to certain financial covenants.


   The following represents the maturities of the equipment loan facility:


   YEAR ENDED DECEMBER 31,    PRINCIPAL DUE
---------------------------- --------------
     2000 ..................    $337,302
     2001 ..................     397,679
     2002 ..................     225,566
                                --------
     Total .................    $960,547
                                ========


11. RELATED PARTY TRANSACTIONS

   The Company had an arrangement with another company, the president of which is also a member of the Company's Board of Directors, whereby the other company provides advisory and fiduciary oversight services to the Company at an average monthly fee of $2,500. This arrangement ended and was paid in full during July 1999. Total fees paid to the other company under this arrangement totaled $26,000 and $50,000 for the years ended December 31, 1998 and 1999, respectively, and the Company's accrued liability to the other company was $2,000 at December 31, 1998. There was no accrued liability at December 31, 1999.


   The Company engaged a law firm during 1997 and 1998. An attorney at the firm is also a shareholder of the Company. The Company incurred $4,751 and $2,098 in expense to the Firm during 1997 and 1998, respectively. There was no accrued liability at December 31, 1997 and 1998, respectively.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   The Company engaged another law firm during 1998 and 1999. An attorney at the firm is also a shareholder of the Company. The Company incurred $19,158 and $227,039 in expense to the firm and the Company's accrued liability to the firm was $17,158 and $21,806 at December 31, 1998 and 1999, respectively.

   Beginning in 1998, the Company has an arrangement with a shareholder of the Company whereby the shareholder provides consulting services to the Company in the form of technical advise on bioinformatics, gene expression, and the use of complex genetic databases, in addition to marketing of the Company's products in Europe. This shareholder was paid an average monthly fee of $4,167. Total fees paid to the shareholder under this arrangement totaled $8,333 and $50,000 for the years ended December 31, 1998 and 1999, respectively, and the Company's accrued liability to the shareholder was $4,167 at December 31, 1998. There was no accrued liability at December 31, 1999.

   Beginning in 1999, the Company has an arrangement with a nonqualified stock option holder of the Company whereby the option-holder provides consulting services to the Company in the form of bioinformatic product design advise and information on market conditions and receptivity to bioinformatic products, in addition to chairing and recommending participation in the Company's Scientific Advisory Board. This option-holder was paid an average monthly fee of $4,167. Total fees paid to the option-holder under this arrangement totaled $20,833 for the year ended December 31, 1999.

   On April 6, 1999, the Company loaned the President of the Company $65,000, which is to be paid in full with all unpaid, accrued interest by April 2004. The interest rate of this note is prime plus 1% (9.5% at December 31, 1999). Interest income earned during the year and receivable at December 31, 1999 was $4,360.

12. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

   The Company operates in one industry segment, the development and sale of computer software programs and related services.

   Two customers accounted for 26% and 23% of total accounts receivable at December 31, 1998. The Company's services to NCBI under two subcontracts accounted for 12% of total accounts receivable at December 31, 1998. One customer accounted for approximately 14% of total accounts receivable at December 31, 1999. The Company's services to the NCBI under two subcontracts accounted for 18% of total accounts receivable at December 31, 1999.

   The Company's professional services provided to the NCBI under two subcontracts accounted for 34% of total revenue for the year ended December 31, 1998 and 27% of revenue for the year ended December 31, 1999. There were no sales to any individual country except for the United States where such sales accounted for 10% or more of total revenue.

   Substantially all assets are held in the United States at December 31, 1998 and 1999.

   Revenues by geographic destination and as a percentage of total revenues are as follows:

                                                     YEAR ENDED
                                    ---------------------------------------------
                                         1997            1998            1999
                                    -------------   -------------   -------------
   GEOGRAPHIC AREA BY DESTINATION
----------------------------------
   United States ................    $1,843,152      $2,882,439     $ 8,513,617
   International ................       358,570       1,243,806       1,500,808
                                     ----------      ----------     -----------
                                     $2,201,722      $4,126,245     $10,014,425
                                     ==========      ==========     ===========


                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

                                                 YEAR ENDED
                                    ------------------------------------
                                       1997         1998         1999
                                    ----------   ----------   ----------
   GEOGRAPHIC AREA BY DESTINATION
----------------------------------
   United States ................       84.0%        70.0%        85.0%
   International ................       16.0         30.0         15.0
                                       -----        -----        -----
                                       100.0%       100.0%       100.0%
                                       =====        =====        =====

13. COMMITMENTS

   Employment   Agreements  -  All  employees  hired  in  1999  have  employment agreements that entitle them to two weeks of severance in case of termination. In addition, three employees of the Company have employment agreements that entitle these individuals to specified amounts of severance if such individuals are terminated.


14. CONTINGENCIES

   Government Audits - Payments to the Company on subcontracts with prime U.S. Government contractors are subject to adjustment upon audit by various agencies of the U.S. Government. For the years ended December 31, 1997, 1998 and 1999, no audits of costs and the related payments have been performed by the various agencies. At December 31, 1998, the Company accrued a potential liability for billings in excess of costs incurred of $79,796 related to a cost-plus-fee contract. In July 1999, this contract was converted to a time and material based contract by signing new agreements. Any potential liabilities from the prior contract ceased under the new agreements. At December 31, 1999, there are no liabilities accrued related to the billing in excess of cost. In the opinion of management, the final determination of these costs and related payments will not have a material effect on the Company's financial position, results of operations, or liquidity.

   Litigation - In late 1998, litigation was filed in France by a former sales representative. A hearing was held in 1999 and according to the decision of the French court, the Company has been directed to pay $228,600 to the former representative. The liability of $228,600 was accrued at December 31, 1999.


15. RETIREMENT PLAN

   Effective January 1, 1999, the Company established a 401(k) retirement plan (the 401(k) Plan) covering all eligible employees, as defined. Under the terms of the 401(k) Plan, participants may defer a portion of their salaries as employee contributions and are immediately 100% vested. The Company may make matching, nonelective or discretionary contributions to the 401(k) Plan. In general, matching and discretionary contributions made by the Company vest ratably over a three-year period. The Company did not make a contribution under this Plan for 1999.


16. SUBSEQUENT EVENTS

   In January 2000, the Company joined in a value-added reseller and comarketing agreement with another company. The Company grants to the other company a nonexclusive worldwide internal use license and value-added reseller license. Each license has a term of two years, and the Company will receive a sublicense fee for each copy of the product sublicensed by the other company.

   In January 2000, the Company joined in agreement with a biotech company to develop a customized version of its software for use by the biotech company in connection with distribution of the biotech company's data through license agreements. The biotech company agrees to pay for the customization of the product on a time-and-materials basis along with any reasonable expenses incurred during the customization of the product.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   In February 2000, the Company increased the line of credit to $3,000,000 and the equipment line of credit to $3,000,000 (equipment loan). Any outstanding amounts on the line of credit are payable by February 2001; however, any accrued interest is due and payable monthly. Borrowings under this line of credit are secured by accounts receivable of the Company and bear interest at prime plus 1.00% and are subject to certain financial covenants, such as minimum cash balances, net worth, and current ratios. Any outstanding amount on the equipment loan within the first six months of the loan plus any accrued interest shall be converted to a term loan in May 2000 with principal-and-interest payments required monthly over a twenty-four month period. Borrowings under this loan are secured by equipment of the Company, bear interest at prime plus 1.25%, and are subject to a minimum level of net worth.

   On June 7, 2000, the Board of Directors approved the Company's plan to make an initial public offering of up to $100,000,000 of common stock.

   On June 7, 2000 the Board of Directors approved an increase in the number of authorized common shares reserved for issuance under the Company's equity incentive compensation plan to 6,179,000.

   On June 19, 2000, the Company amended (Amendment No. 5) the May 1999 line of credit agreement in connection with a $3 million bridge loan. This amendment provides a $3 million bridge loan to fund the Company's operating expenses and modifies certain financial covenants. All outstanding borrowings under the bridge loan will accrue interest at the prime rate plus 2.5% to be payable monthly beginning on July 15, 2000. All outstanding borrowings under the bridge loan together with any unpaid interest accrued thereon will become due and payable upon the earlier of (i) December 19, 2000 and (ii) the closing date of any initial public offering of any capital stock or any other equity event in which the Company receives an infusion of at least $3 million in cash or non-cash assets from any holder of our capital stock. Generally, in the event that the Company raises any funds through venture financing, private placements of our equity securities, or strategic investors, the Company is obligated to make a prepayment on the bridge loan up to the maximum amount outstanding thereunder. The Company may initially draw up to $1.5 million and up to $500,000 (in increments of $250,000) in subsequent months up to the $3 million maximum amount. In connection with the bridge loan the Company issued to the bank warrants to purchase up to 15,030 shares of common stock for $0.006 per warrant. In the event that any amounts under the bridge loan remain due on September 19, 2000, the Company is obligated to issue additional 10,020 warrants to the bank. The warrants are initially exercisable at $5.99 per share, subject to adjustment for certain dilutive issuances. The fair value of each warrant granted was estimated on the date of the grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 5.74%, expected dividend yield of 0%, expected life of one year and expected volatility of 93%. A discount on the loan was recorded equal to the fair value of the warrants and will be amortized to interest expense over the term of the loan. The bank was also issued certain registration rights enabling them to request the Company to include the common stock underlying their warrants in a registration statement filed by the Company.

   On June 23, 2000, the Company issued 243,282 shares of common stock in a private sale transaction with three accredited investors and received cash totaling approximately $1.55 million. Of these shares, 156,954 were sold to a related party. This related party relationship results from common ownership of this purchaser and an existing stockholder of the Company.

   On June 29, 2000, the Company issued 313,909 share of common stock in a private sale transaction to an accredited investor and received cash totaling approximately $2.0 million. In addition, the Company issued warrants to purchase 25,050 shares of common stock. The warrants are initially exercisable at $6.37 per share subject to adjustment for certain dilutive issuances.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   On June 30, 2000, in connection with the settlement and payment of the litigation liability of $228,600 to the former sales representative in France (see note 14), the Company purchased from the former sales representative the remaining 26% interest in its subsidiary InforModas SARL for approximately $7,500.

   On April 20, 2000, the president of the Company paid $65,000 toward the interest and principal outstanding under the loan that the Company made in April 1999. On July 7, 2000, the remaining principal and interest of approximately $6,000 was repaid.


   On August 16, 2000, the Company entered into a Series B Redeemable Convertible Preferred Stock Purchase Agreement with a purchaser. The Company authorized, issued and sold 950,747 shares of Series B redeemable Convertible Preferred Stock, $.01 par value, for $10,000,000 ($10.52 per share). The Series B Redeemable Convertible Preferred Stock contains similar rights and privileges as the Company's Series A Redeemable Convertible Preferred Stock and is convertible into 1,587,747 shares of common stock of the company at any time at a conversion price of $6.30. At the time of issuance of the Series B Redeemable Convertible Preferred Stock, the deemed fair market value of the underlying common stock was $15.00 per share. Therefore, the proceeds of $10,000,000 will be initially allocated to additional paid-in capital as a presumed beneficial conversion feature. As the Series B Redeemable Convertible Preferred Stock is convertible at any time, the entire amount of $10,000,000 will be immediately accreted to the Series B Convertible
   Redeemable Preferred Stock on August 16, 2000. In connection with the issuance of the Series B Redeemable Convertible preferred stock, the Company entered into joint development and marketing agreements.


   On September 8, 2000, the Board of Directors amended the equity incentive compensation plan to increase the number of shares authorized to 8,179,000.


   On September 11, 2000, in connection with the Company's contemplated initial public offering of common stock, the Company filed an amended certificate of incorporation pursuant to Board of Director and stockholder approval which resulted in a 1.67 for 1 split of common stock, a change in par value of common stock from $0.01 to $0.001 per share, conversion of nonvoting common stock to voting common stock, an increase in the authorized shares of common stock to 100,000,000, and the authorization of 20,000,000 shares of preferred stock with a par value of $0.01. All references to the number of common shares, per share amounts and par values have been restated as appropriate to reflect the effect of the split, par value change and change in the authorized number of common shares for all periods presented.


   On September 21, 2000, a lease agreement was executed for new headquarters offices that the Company is scheduled to take possession of in January, 2001. This agreement, which expires on October 31, 2012, does not require rental payments during the initial 90 days of possession after which the Company is required to make rental payments of $1,357,125 a year, subject to a 2.5% annual escalation clause. Rental payments may also be adjusted for the Company's pro rata share of increases in building expenses as defined in the lease. The Company is entitled to leasehold improvement materials amounting to $60,697 and a leasehold improvement allowance not to exceed $1,085,700. The lease requires the Company to maintain a security deposit of $1,380,600 of which $460,200 was due upon execution of the lease agreement and $920,400 will be due when the Company takes possession. This security deposit may be reduced subject to the Company meeting certain minimum financial requirements. To satisfy the security deposit requirement of the lease, PNC Bank, NA has issued an irrevocable standby letter of credit for $460,200 in favor of the lessor which requires a compensating balance arrangement of $460,200.

   For the period from July 1, 2000 through September 26, 2000, the Company granted 805,330 qualified options to employees and 33,400 nonqualified options to one nonemployee. These options were issued with exercise prices ranging from $6.37 to $15.00 per share; the deemed fair market value of the

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


   underlying common stock was $6.37 at each grant date prior to July 10, 2000 and $15.00 at each grant date thereafter. Deferred compensation related to the qualified options is $1,289,883 which will be amortized to expense over a four year vesting period. Compensation related to nonemployee options, which vest over a three year period, is $373,037.



17. VALUATION AND QUALIFYING ACCOUNTS

   The following table sets forth activity in the Company's accounts receivable reserve accounts:

                                  BALANCE AT                                   BALANCE AT
                                   BEGINNING     CHARGES TO                      END OF
                                   OF PERIOD      EXPENSES      DEDUCTIONS       PERIOD
                                 ------------   ------------   ------------   -----------
   Year ended -
   December 31, 1997 .........      $     -        $     -          $ -         $     -
   December 31, 1998 .........            -         15,000            -          15,000
   December 31, 1999 .........       15,000              -            -          15,000


                                  * * * * * *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


      Until          ,  2000,  all  dealers effecting transactions in the common stock of InforMax, Inc., whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                       --------------------------------
                               TABLE OF CONTENTS

                       --------------------------------

                                                      PAGE
                                                 --------------
Prospectus Summary ...........................          3
Risk Factors .................................          9
Special Note Regarding
   Forward-Looking Statements ................         18
Use of Proceeds ..............................         19
Dividend Policy ..............................         19
Capitalization ...............................         20
Dilution .....................................         22
Selected Consolidated Financial Data .........         23
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations .....................         25
Business .....................................         36
Management ...................................         55
Certain Transactions .........................         65
Principal Stockholders .......................         67
Description of Capital Stock .................         69
Shares Eligible for Future Sale ..............         73
Underwriting .................................         75
Legal Matters ................................         78
Experts ......................................         78
Additional Information .......................         78
Index to Consolidated Financial
   Statements ................................         F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               [GRAPHIC OMITTED]


                               5,000,000 SHARES


                                 COMMON STOCK


               ------------------------------------------------
                                   PROSPECTUS

               ------------------------------------------------
                            BEAR, STEARNS & CO. INC.


                           U.S. BANCORP PIPER JAFFRAY

                         ADAMS, HARKNESS & HILL, INC.



                                          , 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [Alternate Page]
                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2000




PRELIMINARY PROSPECTUS


                               5,000,000 SHARES


                               [GRAPHIC OMITTED]


                                  COMMON STOCK
                              ------------------
     This is an initial public offering of 5,000,000 shares of common stock of InforMax, Inc. We are selling all of the shares of common stock offered under this prospectus.

     We expect the public offering price for our common stock to be between $14.00 and $16.00 per share. There is currently no public market for our common stock. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "INMX."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ------------------

                                                     PER SHARE       TOTAL
                                                    -----------   ----------
Public offering price ...........................     $            $
Underwriting discounts and commissions ..........     $            $
Proceeds to InforMax, Inc. ......................     $            $

                              ------------------
     We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount.

     The  underwriters  are severally underwriting the shares being offered. The
underwriters  expect to deliver the shares in New York, New York on      , 2000.


                              ------------------
BEAR, STEARNS INTERNATIONAL LIMITED

                               U.S. BANCORP PIPER JAFFRAY

                                                  ADAMS, HARKNESS & HILL, INC.

                  The date of this prospectus is        , 2000

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                [Alternate Page]

     No action has been or will be taken in any jurisdiction by us or any underwriter that would permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering of the common stock and the distribution of this prospectus.

     The shares may not be offered to persons in the United Kingdom other than in circumstances which are deemed not to be an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. Neither this prospectus, nor any other document issued in connection with the offering of the shares may be issued to any person in the United Kingdom unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may be otherwise lawfully issued.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                [Alternate Page]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


      Until          ,  2000,  all  dealers effecting transactions in the common stock of InforMax, Inc., whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                       --------------------------------
                               TABLE OF CONTENTS

                       --------------------------------

                                                      PAGE
                                                 --------------
Prospectus Summary ...........................          3
Risk Factors .................................          9
Special Note Regarding
   Forward-Looking Statements ................         18
Use of Proceeds ..............................         19
Dividend Policy ..............................         19
Capitalization ...............................         20
Dilution .....................................         22
Selected Consolidated Financial Data .........         23
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations .....................         25
Business .....................................         36
Management ...................................         55
Certain Transactions .........................         65
Principal Stockholders .......................         67
Description of Capital Stock .................         69
Shares Eligible for Future Sale ..............         73
Underwriting .................................         75
Legal Matters ................................         78
Experts ......................................         78
Additional Information .......................         78
Index to Consolidated Financial
   Statements ................................         F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



[GRAPHIC OMITTED]



                               5,000,000 SHARES



                                 COMMON STOCK



                              ---------------------
                                   PROSPECTUS
                              ---------------------

                                 BEAR, STEARNS

                             INTERNATIONAL LIMITED

                           U.S. BANCORP PIPER JAFFRAY

                         ADAMS, HARKNESS & HILL, INC.



                                          , 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by us in connection with the registration of the securities offered hereby. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.



Securities and Exchange Commission registration fee. .........  $   24,288
NASD filing fee ..............................................  $    9,700
Nasdaq National Market listing fee ...........................  $   95,000
Transfer agent's and registrar's fees. .......................  $   10,000
Printing expenses ............................................  $  200,000
Legal fees and expenses ......................................  $  500,000
Accounting fees and expenses .................................  $  300,000
Miscellaneous expenses .......................................  $   61,012
                                                                ==========
    Total ....................................................  $1,200,000
                                                                ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the General Corporate Law of the State of Delaware, InforMax has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). InforMax's bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers.

     InforMax's certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to InforMax and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to InforMax, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     InforMax intends to obtain in conjunction with the effectiveness of this registration statement a policy of directors' and officers' liability insurance that insures InforMax's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of InforMax and its officers and directors for certain liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below (all common stock amounts are on a post-split basis).

(1) In August 2000, we issued 950,747 shares of our Series B preferred stock to Amersham Pharmacia Biotech, Inc., in exchange for $10 million in cash.

(2) In June 2000, we issued 313,909 shares of our common stock to an accredited investor for approximately $2 million, or $6.37 per share. In exchange for the rendering of certain consulting services, we also issued to the same accredited investor warrants exercisable for 25,050 shares of our common stock at $6.37 per share, subject to certain adjustments.

(3) In June 2000, we issued an aggregate of 243,282 shares of our common stock to three accredited investors for approximately $1.55 million, or $6.37 per share.

(4) In June 2000, we issued warrants exercisable for 15,030 shares of our common stock with an exercise price of $5.99 per share. The warrants were issued in connection with a $3 million bridge loan financing and we received $0.006 per warrant.

(5) In connection with an equipment line, a revolving line of credit and a bridge loan, we have issued notes to the lender covering any outstanding amounts under the credit facilities.

(6) In June 1999, we issued 2,161,265 shares of our Series A preferred stock to FBR Technology Venture Partners II, in exchange for $4,000,000 in cash.

(7) In March 1998, we issued 734,967 shares of our common stock to Dr. Titomirov and two investors in exchange for $4,401.

(8) We have, from time to time, granted options and restricted stock grants to employees, consultants and directors. The following table sets forth certain information regarding such grants:


YEAR                 NUMBER OF SHARES   RANGE OF EXERCISE PRICE
-------------------- ------------------ ------------------------
1997                 1,569,967          $ 0.006
1998                 167,000            $ 0.006
1999                 14,932,487         $ 0.299
1/1/2000 - 9/29/00   1,834,921          $0.299 - $15.00


     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about InforMax.

     No underwriters were employed in the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS



EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------------
 1.1            Form of Underwriting Agreement+

 3.1            Second Restated Certificate of Incorporation of InforMax, Inc. as amended by
                Certificate of Amendment to the Certificate of Incorporation dated September
                11, 2000+

 3.2            Form of Restated Certificate of Incorporation (proposed, post-offering)+

 3.3            Second Amended and Restated Bylaws of InforMax, Inc.+

 3.4            Form of Restated Bylaws (proposed, post-offering)+

 4.1            Specimen Common Stock Certificate+

 5.1            Opinion of Hogan & Hartson L.L.P.+

10.1            InforMax, Inc. Equity Incentive Plan, Amendment No. 1 thereto dated July 11,
                1999 and Amendment No. 2 thereto dated January 25, 2000+

10.2            Employment Agreement between Joseph Lehnen and InforMax, Inc. dated
                April 1, 1999+

10.3            Employment Agreement between Timothy Sullivan and InforMax, Inc. dated
                April 1, 1999+

10.4            Amended and Restated Investor Rights Agreement between InforMax, Inc.,
                FBR Technology Venture Partners II, L.P. and Amersham Pharmacia Biotech,
                Inc. dated August 16, 2000+

10.5            Non-Preferred Holder Rights Agreement between InforMax, Inc. and each of the Weiss, Peck & Greer entities noted in the Principal Stockholders table dated
                March 29, 2000+

10.6            Shareholder's Agreement among InforMax, Inc., Dr. Alex Titomirov, Dr. James
                Bernstein and certain other stockholders, and Amendment No. 1 thereto dated
                August 17, 1999, and Amendment No. 2 thereto dated March 29, 2000+

10.7            Loan Agreement between InforMax, Inc. and PNC Bank, National Association dated May 6, 1999, Amendment No. 1 thereto dated August 6, 1999,
                Amendment No. 2 thereto dated November 30, 1999, Amendment No. 3 thereto dated February 7, 2000, Amendment No. 4 thereto dated February 29, 2000 and
                Amendment No. 5 thereto dated June 19, 2000+

10.8            Second Amended and Restated Revolving Credit Note dated February 7, 2000+

10.9            Third Amended and Restated Line of Credit Note dated February 7, 2000+

10.10           Security Agreement between InforMax, Inc. and PNC Bank, National
                Association dated May 6, 1999+

10.11           Office Lease Agreement between InforMax, Inc. and Jemal Cayre 6010
                Executive Blvd. L.L.C. dated March 31, 1999, Addendum No. 1 thereto dated
                July 8, 1999 and Addendum No. 2 thereto dated February 1, 2000 and
                Addendum No. 3 thereto dated May 19, 2000+

10.12           Letter Agreement between InforMax, Inc. and Management System Designers,
                Inc. dated July 9, 1999, in connection with services to be provided to the
                National Center for Biotechnology Information (NCBI), addendum thereto dated November 22, 1999, addendum thereto dated November 22, 1999, addendum dated July 26, 2000, and addendum dated as of September 18,
                2000+**

EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------
10.13           Technical Services Agreement between InforMax, Inc. and Unisys Corporation dated April 18, 2000 in connection with services to be provided to the National
                Center for Biotechnology Information (NCBI)+**

10.14           Bridge Note dated June 19, 2000+

10.15           Warrant Purchase Agreement between InforMax, Inc and PNC Bank, National
                Association dated June 19, 2000+

10.16           Joinder Agreement between InforMax, Inc. and Paul Capital Partners VI
                Holdings dated June 13, 2000+

10.17           Joinder Agreement between InforMax, Inc. and Cogene Biotech Ventures, L.P.
                dated June 29, 2000+

10.18           Joinder Agreement between InforMax, Inc. and Gene Fund, LP, Kenson
                Venture, LLC and VitalBio Holdings, Inc. and June 23, 2000+

10.19           Data Analysis Products Development and Distribution Agreement dated
                August 16, 2000 between InforMax, Inc. and Amersham Pharmacia Biotech,
                Inc.+**

10.20           Sublease between PG&E Generating Company and InforMax, Inc. dated as of
                September 21, 2000+

10.21           Employment Agreement between Dr. Vadim Babenko and InforMax, Inc. dated
                July 14, 2000+

10.22           Commitment letter dated August 14, 2000 from Dr. Alex Titomirov to
                InforMax, Inc.+

10.23           Joinder Agreement between InforMax, Inc. and Gene Fund, LP dated August 16,
                2000+

10.24           Joinder Agreement between InforMax, Inc. and Gene Fund, LP dated as of
                September 8, 2000+

23.1            Consent of Deloitte & Touche LLP

23.2            Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1 hereto)+

23.3            Consent of Front Line Strategic Management Consulting, Inc.+

24.1            Power of Attorney of Directors (included in signature pages)+

27.1            Financial Data Schedule+


+ previously filed
* To be filed by amendment

** Confidential Treatment requested as to certain portions of this Exhibit

     (B) FINANCIAL STATEMENT SCHEDULES:

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.


ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Underwriting Agreement, its Charter or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer, controlling person employee or agent of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer, controlling person, employee or agent in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, InforMax, Inc. has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on September 29, 2000.


                                        INFORMAX, INC.



                                   By:  /S/ Dr. Alex Titomirov
                                        -----------------------------------
                                        Dr. Alex Titomirov
                                        Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on such dates disclosed below




          SIGNATURE                          TITLE                        DATE
-----------------------------   -------------------------------   -------------------
/S/ Dr. Alex Titomirov          Chairman of the Board of          September 29, 2000
---------------------------
                                Directors, President and Chief
Dr. Alex Titomirov
                                Executive Officer (Principal
                                Executive Officer)
               *                Chief Financial Officer           September 29, 2000
---------------------------
                                (Principal Financial Officer)
Joseph Lehnen
               *                Director                          September 29, 2000
---------------------------
Dr. James E. Bernstein
               *                Director                          September 29, 2000
---------------------------
Harry D'Andrea
               *                Director                          September 29, 2000
---------------------------
Hooks Johnston
               *                Director                          September 29, 2000
---------------------------
Andrew Whiteley
               *                Director                          September 29, 2000
---------------------------
Dr. Wei Wu He


------------------

* By his signature below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 5 to the registration statement on behalf of the persons indicated.



/S/ Dr. Alex Titomirov
---------------------------
Dr. Alex Titomirov

                                 EXHIBIT INDEX




EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------------
 1.1            Form of Underwriting Agreement+

 3.1            Second Restated Certificate of Incorporation of InforMax, Inc. as amended by
                Certificate of Amendment to the Certificate of Incorporation dated September
                11, 2000+

 3.2            Form of Restated Certificate of Incorporation (proposed, post-offering)+

 3.3            Second Amended and Restated Bylaws of InforMax, Inc.+

 3.4            Form of Restated Bylaws (proposed, post-offering)+

 4.1            Specimen Common Stock Certificate+

 5.1            Opinion of Hogan & Hartson L.L.P.+

10.1            InforMax, Inc. Equity Incentive Plan, Amendment No. 1 thereto dated July 11,
                1999 and Amendment No. 2 thereto dated January 25, 2000+

10.2            Employment Agreement between Joseph Lehnen and InforMax, Inc. dated
                April 1, 1999+

10.3            Employment Agreement between Timothy Sullivan and InforMax, Inc. dated
                April 1, 1999+

10.4            Amended and Restated Investor Rights Agreement between InforMax, Inc.,
                FBR Technology Venture Partners II, L.P. and Amersham Pharmacia Biotech,
                Inc. dated August 16, 2000+

10.5            Non-Preferred Holder Rights Agreement between InforMax, Inc. and each of the Weiss, Peck & Greer entities noted in the Principal Stockholders table dated
                March 29, 2000+

10.6            Shareholder's Agreement among InforMax, Inc., Dr. Alex Titomirov, Dr. James
                Bernstein and certain other stockholders, and Amendment No. 1 thereto dated
                August 17, 1999, and Amendment No. 2 thereto dated March 29, 2000+

10.7            Loan Agreement between InforMax, Inc. and PNC Bank, National Association dated May 6, 1999, Amendment No. 1 thereto dated August 6, 1999,
                Amendment No. 2 thereto dated November 30, 1999, Amendment No. 3 thereto dated February 7, 2000, Amendment No. 4 thereto dated February 29, 2000 and
                Amendment No. 5 thereto dated June 19, 2000+

10.8            Second Amended and Restated Revolving Credit Note dated February 7, 2000+

10.9            Third Amended and Restated Line of Credit Note dated February 7, 2000+

10.10           Security Agreement between InforMax, Inc. and PNC Bank, National
                Association dated May 6, 1999+

10.11           Office Lease Agreement between InforMax, Inc. and Jemal Cayre 6010
                Executive Blvd. L.L.C. dated March 31, 1999, Addendum No. 1 thereto dated
                July 8, 1999 and Addendum No. 2 thereto dated February 1, 2000 and
                Addendum No. 3 thereto dated May 19, 2000+

10.12           Letter Agreement between InforMax, Inc. and Management System Designers,
                Inc. dated July 9, 1999, in connection with services to be provided to the
                National Center for Biotechnology Information (NCBI), addendum thereto dated November 22, 1999, addendum thereto dated November 22, 1999, addendum dated July 26, 2000 and addendum dated as of September 18,
                2000+**

EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------
10.13           Technical Services Agreement between InforMax, Inc. and Unisys Corporation dated April 18, 2000 in connection with services to be provided to the National
                Center for Biotechnology Information (NCBI)+**

10.14           Bridge Note dated June 19, 2000+

10.15           Warrant Purchase Agreement between InforMax, Inc and PNC Bank, National
                Association dated June 19, 2000+

10.16           Joinder Agreement between InforMax, Inc. and Paul Capital Partners VI
                Holdings dated June 13, 2000+

10.17           Joinder Agreement between InforMax, Inc. and Cogene Biotech Ventures, L.P.
                dated June 29, 2000+

10.18           Joinder Agreement between InforMax, Inc. and Gene Fund, LP, Kenson
                Venture, LLC and VitalBio Holdings, Inc. and June 23, 2000+

10.19           Data Analysis Products Development and Distribution Agreement dated
                August 16, 2000 between InforMax, Inc. and Amersham Pharmacia Biotech,
                Inc.+**

10.20           Sublease between PG&E Generating Company and InforMax, Inc. dated as of
                September 21, 2000+

10.21           Employment Agreement between Dr. Vadim Babenko and InforMax, Inc. dated
                July 14, 2000+

10.22           Commitment letter dated August 14, 2000 from Dr. Alex Titomirov to
                InforMax, Inc.+

10.23           Joinder Agreement between InforMax, Inc. and Gene Fund, LP dated August 16,
                2000+

10.24           Joinder Agreement between InforMax, Inc. and Gene Fund, LP dated as of
                September 8, 2000+

23.1            Consent of Deloitte & Touche LLP

23.2            Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1 hereto)+

23.3            Consent of Front Line Strategic Management Consulting, Inc.+

24.1            Power of Attorney of Directors (included in signature pages)+

27.1            Financial Data Schedule+


+ previously filed
* To be filed by amendment

** Confidential Treatment requested as to certain portions of this Exhibit